Exhibit 99.69

TRUST INDENTURE

between

THERATECHNOLOGIES INC.

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA

Providing for the Issue of

5.75% Convertible Unsecured Senior Notes

Dated as of June 19, 2018

Table of Contents

ARTICLE 1 INTERPRETATION		1
1.1	Definitions	1
1.2	Meaning of “Outstanding”	9
1.3	Headings	9
1.4	Time of Essence	9
1.5	References	9
1.6	Certain Rules of Interpretation	10
1.7	Day Not a Business Day	10
1.8	Applicable Law	10
1.9	Conflict	10
1.10	Currency	10
1.11	Accounting Terms	10
1.12	Calculations	10
1.13	Language	11
1.14	Severability	11
1.15	Entire Agreement	11
1.16	Successors and Assigns	11
1.17	Benefits of Indenture	11
1.18	Trust Provisions	11
1.19	Schedules	12

ARTICLE 2 THE NOTES		12
2.1	Limit of Notes	12
2.2	Form and Terms of Notes	12
2.3	Issue of Global Notes	18
2.4	Execution of Notes	19
2.5	Certification	20
2.6	Mutilation, Loss, Theft or Destruction	20
2.7	Concerning Interest	20
2.8	Rank of Notes	21
2.9	Payments of Amounts Due on Maturity	21
2.10	Payment of Interest	22
2.11	Withholding Tax	23
2.12	U.S. Legend	23

ARTICLE 3 REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP		25
3.1	Fully-Registered Notes	25
3.2	Global Notes	27
3.3	Transferee Entitled to Registration	28
3.4	No Notice of Trusts	29

3.5	Registers Open for Inspection	29
3.6	Exchanges of Notes	29
3.7	Closing of Registers	29
3.8	Charges for Registration, Transfer and Exchange	30
3.9	Ownership of Notes	30

ARTICLE 4 REDEMPTION AND PURCHASE OF NOTES AND CERTAIN PAYMENTS ON MATURITY		31
4.1	Optional Redemption	31
4.2	Partial Redemption	31
4.3	Notice of Redemption	32
4.4	Notes Due on Redemption Date	32
4.5	Deposit of Redemption Monies	32
4.6	Failure to Surrender Notes Called for Redemption	32
4.7	Cancellation of Notes Redeemed	33
4.8	Purchase of Notes by the Corporation	33
4.9	Deposit of Maturity Monies	34

ARTICLE 5 CONVERSION OF NOTES		34
5.1	Conversion Right	34
5.2	Notice of Expiry of Conversion Privilege	34
5.3	Revival of Right to Convert	35
5.4	Manner of Exercise of Right to Convert	35
5.5	Adjustment of Conversion Rate	36
5.6	No Requirement to Issue Fractional Shares	41
5.7	Corporation to Reserve Shares	41
5.8	Cancellation of Converted Notes	41
5.9	Certificate as to Adjustment	41
5.10	Notice of Special Matters	42
5.11	Protection of Note Trustee	42
5.12	Payment of Cash in Lieu of Shares	42
5.13	Restricted CUSIP or U.S. Legend on Certain Shares	42

ARTICLE 6 COVENANTS OF THE CORPORATION		43
6.1	To Pay Principal, Premium (if any) and Interest	43
6.2	To Pay Note Trustee’s Remuneration	43
6.3	To Give Notice of Default	43
6.4	Preservation of Existence, etc.	43
6.5	Keeping of Books	44
6.6	Financial Statements	44
6.7	Annual Certificate of Compliance	44
6.8	No Dividend or Distributions on Shares if Event of Default	44
6.9	Performance of Covenants by Note Trustee	44
6.10	Maintain Listing	44

ARTICLE 7 DEFAULT		45
7.1	Events of Default	45
7.2	Notice of Events of Default	46
7.3	Waiver of Default	46
7.4	Enforcement by the Note Trustee	47
7.5	No Suits by Noteholders	48
7.6	Application of Monies by Note Trustee	48
7.7	Notice of Payment by Note Trustee	49
7.8	Note Trustee May Demand Production of Notes	49
7.9	Remedies Cumulative	49
7.10	Judgment Against the Corporation	50
7.11	Immunity of the Directors, Officers and Others	50

ARTICLE 8 SATISFACTION AND DISCHARGE		50
8.1	Cancellation and Destruction	50
8.2	Non-Presentation of Notes	50
8.3	Repayment of Unclaimed Monies or Shares	51
8.4	Discharge	51
8.5	Satisfaction	51
8.6	Continuance of Rights, Duties and Obligations	53

ARTICLE 9 SHARE INTEREST PAYMENT ELECTION		53
9.1	Share Interest Payment Election	53

ARTICLE 10 SUCCESSORS		56
10.1	Restrictions on Amalgamation, Merger and Sale of Certain Assets, etc.	56
10.2	Vesting of Powers in Successor	57

ARTICLE 11 COMPULSORY ACQUISITION		57
11.1	Definitions	57
11.2	Offer for Notes	58
11.3	Offeror’s Notice to Dissenting Shareholders	58
11.4	Delivery of Note Certificates	58
11.5	Payment of Consideration to Note Trustee	58
11.6	Consideration to be held in Trust	59
11.7	Completion of Transfer of Notes to Offeror	59
11.8	Communication of Offer to the Corporation	59

ARTICLE 12 MEETINGS OF NOTEHOLDERS		59
12.1	Right to Convene Meeting	59
12.2	Notice of Meetings	60
12.3	Chairman	60

12.4	Quorum	60
12.5	Power to Adjourn	60
12.6	Show of Hands	61
12.7	Poll	61
12.8	Voting	61
12.9	Proxies	61
12.10	Persons Entitled to Attend Meetings	62
12.11	Powers Exercisable by Extraordinary Resolution	62
12.12	Meaning of “Extraordinary Resolution”	64
12.13	Powers Cumulative	64
12.14	Minutes	64
12.15	Instruments in Writing	65
12.16	Binding Effect of Resolutions	65
12.17	Evidence of Rights of Noteholders	65
12.18	Record Dates	65

ARTICLE 13 GUARANTEE		65
13.1	Guarantors	65
13.2	Representation of the Corporation	66
13.3	Addition of Guarantors	66
13.4	Release of Guarantors	66

ARTICLE 14 NOTICES		66
14.1	Notice to the Corporation	66
14.2	Notice to Noteholders	67
14.3	Notice to Note Trustee	67
14.4	Mail Service Interruption	67

ARTICLE 15 CONCERNING THE NOTE TRUSTEE		68
15.1	No Conflict of Interest	68
15.2	Replacement of Note Trustee	68
15.3	Duties of Note Trustee	69
15.4	Reliance Upon Declarations, Opinions, etc.	69
15.5	Evidence and Authority to Note Trustee, Opinions, etc.	69
15.6	Note Trustee may rely on an Officer’s Certificate	70
15.7	Experts, Advisers and Agents	70
15.8	Note Trustee May Deal in Notes	71
15.9	Investment of Monies Held by Note Trustee and Note Trustee will disburse only Monies Deposited.	71
15.10	Note Trustee Not Ordinarily Bound	71
15.11	Note Trustee Not Required to Give Security	71
15.12	Note Trustee Protected in Acting	72
15.13	Conditions Precedent to Note Trustee’s Obligations to Act Hereunder	72

15.14	Authority to Carry on Business	72
15.15	Compensation and Indemnity	72
15.16	Anti-Money Laundering	73
15.17	Acceptance of Trust	73
15.18	Privacy Laws	73
15.19	Force Majeure	74
15.20	United States Securities Laws	74
15.21	Fondé de Pouvoir	75

ARTICLE 16 SUPPLEMENTAL INDENTURES		76
16.1	Supplemental Indentures	76

ARTICLE 17 RIGHTS OF RESCISSION		77
17.1	Rights of Rescission	77

ARTICLE 18 EXECUTION AND FORMAL DATE		77
18.1	Execution	77
18.2	Formal Date	77

v

TRUST INDENTURE

THIS TRUST INDENTURE is made as of the 19th day of June, 2018.

BETWEEN:	THERATECHNOLOGIES INC., a corporation incorporated under the laws of Québec (hereinafter referred to as the “Corporation”)

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the federal laws of Canada (hereinafter referred to as the “Note Trustee”)

WHEREAS the Corporation wishes to create and issue the Notes in the manner set forth herein;

WHEREAS the Corporation, under the laws relating to it, is duly authorized to create and issue the Notes as herein provided;

WHEREAS each of the Guarantors are duly authorized to guarantee the obligations of the Corporation as herein provided;

WHEREAS all necessary steps in relation to the Corporation have been duly passed and other proceedings taken and conditions complied with to make the creation and issue of the Notes proposed to be issued hereunder, when certified by the Note Trustee and issued as provided in this Indenture, legal, valid and binding on the Corporation in accordance with the laws relating to the Corporation;

WHEREAS all necessary steps in relation to the Corporation have been duly passed and other proceedings taken and conditions complied with to authorize the issuance of the Shares that may be issued upon conversion of the Notes;

WHEREAS all necessary steps in relation to the Guarantors have been duly passed and other proceedings taken and conditions complied with to make this Indenture legal, valid and binding on each of the Guarantors in accordance with the laws relating to the each of the Guarantors; and

WHEREAS the foregoing recitals are made as representations and statements of fact by the Corporation and not by the Note Trustee;

NOW THEREFORE THIS AGREEMENT WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which is hereby acknowledged, it is hereby agreed and declared as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this agreement and the recitals, unless there is something in the subject matter or context inconsistent therewith or unless otherwise expressly provided, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)

“this Note Indenture”, “this Indenture”, “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions refer to this Indenture and not to any particular Article, Section, subsection, clause, subdivision or other portion hereof and include any and every instrument supplemental or ancillary hereto;

(b)	“90% Redemption Right” has the meaning ascribed thereto in Section 2.2(e)(vii);

(c)	“90% Redemption Right Notice” has the meaning ascribed thereto in Section 2.2(e)(vii);

(d)	“1934 Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

(e)	“Acceptance Notice” has the meaning ascribed thereto in Section 2.2(e)(iii);

(f)	“Affiliate” and “Associate”, when used to indicate a relationship with a Person, have the respective meanings as ascribed thereto in the Securities Act (Québec);

(g)

“Applicable Securities Legislation” means applicable securities laws (including published rules, regulations, policies, policy statements, blanket orders, notices, rulings and instruments) in each of the Provinces of Canada;

(h)	“Authorized Officer” means authorized officer(s) of the Corporation;

(i)	“Base Share” has the meaning ascribed thereto in Section 2.2(f)(iii);

(j)	“Beneficial Holder” means any Person who holds a beneficial interest in a Global Note as shown on the books of the Depository or a Depository Participant;

(k)	“Board of Directors” means the board of Directors of the Corporation;

(l)

“Business Day” means any day which is not a Saturday or Sunday or a statutory holiday in the Province of Québec or any other day on which businesses of the Note Trustee and Canadian banks are generally closed;

(m)

“Cash Change of Control” means a Change of Control in which 10% or more of the consideration for the Shares in the transaction or transactions constituting the Change of Control consists of: (i) cash (other than cash payments for fractional Shares and cash payments made in respect of dissenters’ appraisal rights); (ii) trust units, limited partnership units or other participating equity securities of a trust, limited partnership or similar entity that are not traded or intended to be traded immediately following such transaction on a recognized stock exchange; (iii) equity securities or other property that is not traded or intended to be traded immediately following such transaction or transactions on a recognized stock exchange; or (iv) any combination of the consideration described in the foregoing subclauses (i) through (iii);

(n)	“Cash Change of Control Conversion Period” has the meaning ascribed thereto in Section 2.2(f)(i);

(o)	“Cash Offer Price” has the meaning ascribed thereto in Section 2.2(f)(ii);

(p)	“CDS” means CDS Clearing and Depository Services Inc.;

(q)	“Change of Control” means the occurrence of any of the following events:

(i)

any event as a result of or following which any Person or group of Persons acting jointly or in concert (within the meaning of National Instrument 62-104 - Take-Over Bids and Issuer Bids as at the date hereof), directly or indirectly, acquires voting control or direction over more than 50% of the votes attached to all of the Corporation’s then-issued and outstanding shares;

(ii)

any amalgamation, consolidation, merger or arrangement by the Corporation with or into any other Person, or of any Person into the Corporation, unless immediately following such transaction, the Persons who had been the Corporation’s shareholders immediately prior to such transaction hold securities giving them, directly or indirectly, voting control or direction over more than 50% of the votes attached to all of the then-issued and outstanding shares of the entity resulting from such transaction; or

(iii)

the conveyance, transfer, sale, lease or other disposition, directly or indirectly, of all or substantially all of the Corporation’s assets and properties and those of the Corporation’s Subsidiaries, taken as a whole, to another Person or group of Persons acting jointly or in concert (other than to a wholly-owned Subsidiary of the Corporation, or in connection with a reorganization as a result of which the Persons who had been the Corporation’s shareholders immediately prior to such reorganization hold securities giving them, directly or indirectly, voting control or direction over more than 50% of the votes attached to all of the then-issued and outstanding shares of such other Person or group of Persons acting jointly or in concert);

(r)	“Change of Control Purchase Date” has the meaning ascribed thereto in Section 2.2(e)(v);

(s)	“Conversion Price” means an amount equal to $US1,000 divided by the then applicable Conversion Rate, which as of the date hereof shall correspond to US$14.85;

(t)

“Conversion Rate” means the conversion rate of 67.3401 Shares per US$1,000 principal amount of Notes, which conversion rate shall be subject to adjustment from time to time in accordance with the provisions of Article 5, provided that such number shall at all times be rounded to four decimal places;

(u)	“Corporation” means Theratechnologies Inc. and includes any successor to or of the Corporation that shall have complied with the provisions of Article 10;

(v)	“Counsel” means legal counsel, who may be counsel for the Corporation, acceptable to the Note Trustee, acting reasonably;

(w)

“Current Market Price” for any applicable date means the US dollar equivalent of the VWAP of the Shares for the 20 consecutive Trading Days ending five Trading Days preceding the date of the applicable event (utilizing only days on which the Shares actually trade), calculated by determining daily VWAP for each of such 20 consecutive Trading Days, converting each such daily VWAP to US dollars at the Bank of Canada daily exchange rate for such day, and determining the arithmetic average of such 20 daily VWAPs. If the Shares are not listed on the TSX, reference will be made for the purpose of the foregoing calculation to the principal securities exchange or market on which the Shares are listed or quoted or, if no such prices are available, Current Market Price shall be the fair value of the Shares as reasonably determined by the Board of Directors;

(x)	“Date of Conversion” has the meaning ascribed thereto in Section 5.4(b);

(y)	“deemed year” has the meaning ascribed thereto in Section 2.7(b);

(z)	“Defeased Notes” has the meaning ascribed thereto in Section 8.6(b);

(aa)

“Depository” means, with respect to the Notes issued in the form of one or more Global Notes, the Person designated as depository by the Corporation pursuant to Section 3.2 until a successor depository shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Depository” shall mean each Person who is then a depository hereunder, and if at any time there is more than one such Person, “Depository” as used with respect to the Notes shall mean each depository with respect to the Global Notes or the Notes, CDS being the initial Depositary;

(bb)

“Depository Participant” means a broker, dealer, bank, other financial institution or other Person for whom from time to time, a Depository effects book-entry for a Global Note deposited with the Depository;

(cc)

“Directors” means the directors of the Corporation on the date hereof or such directors as may, from time to time, be appointed or elected directors of the Corporation pursuant to the Corporation’s articles and by-laws, and applicable laws, and “Director” means any one of them, and reference to action by the Directors means action by the Directors as a board;

(dd)	“Effective Date” has the meaning ascribed thereto in Section 2.2(f)(ii);

(ee)	“Event of Default” has the meaning ascribed thereto in Section 7.1;

(ff)	“Expiration Date” has the meaning ascribed thereto in Section 5.5(e);

(gg)	“Expiration Time” has the meaning ascribed thereto in Section 5.5(e);

(hh)	“Expiry Date” has the meaning ascribed thereto in Section 2.2(e)(ii);

(ii)	“Exercise Price” has the meaning ascribed thereto in Section 5.5(f);

(jj)	“Expiry Time” has the meaning ascribed thereto in Section 2.2(e)(ii);

(kk)	“Extraordinary Resolution” has the meaning ascribed thereto in Section 12.12;

(ll)

“Freely-Tradeable” means, in respect of any Shares or any other securities of the Corporation or any other Person, as the case may be, that such Shares or securities (i) may be issued without the necessity of filing a prospectus or any other similar offering document (other than such prospectus or similar offering document that has already been filed) under Applicable Securities Legislation and such issue does not constitute a distribution (other than a distribution already qualified by prospectus or similar offering document or that is otherwise exempt from prospectus requirements) under Applicable Securities Legislation; and (ii) can be traded by the holder thereof without any restriction under Applicable Securities Legislation, such as hold periods, except in the case of a control distribution (as defined in the Applicable Securities Legislation);

(mm)	“Fully-Registered Notes” means the Notes registered as to both principal, premium, if any, and interest;

(nn)

“generally accepted accounting principles” means generally accepted accounting principles in Canada, as amended from time to time, as applicable to the Corporation and for greater certainty includes International Financial Reporting Standards as and to the extent applicable to the Corporation;

(oo)

“Global Note” means a Note that is issued to and registered in the name of the Depository, or its nominee, pursuant to Section 2.3 for purposes of being held by or on behalf of the Depository as custodian for participants in the Depository’s book-entry only registration system;

(pp)	“Government Obligations” means securities issued or guaranteed by the Government of Canada or any Province thereof;

(qq)

“guarantee” means any guarantee, undertaking to assume, endorse, contingently agree to purchase, or to provide funds for the payment of, or otherwise become liable in respect of, all or any part of, any indebtedness, liability or other obligations;

(rr)	“Guarantee Agreement” means any guarantee agreement to be entered into from time to time by Subsidiaries of the Corporation in accordance with the provisions of Article 13;

(ss)

“Guarantors” means the Subsidiaries of the Corporation that guarantee the Notes from time to time in accordance with the provisions of Article 13 and, as of the date hereof, comprises the Subsidiaries of the Corporation listed in Schedule “D” hereto;

(tt)	“Interest Account” has the meaning ascribed thereto in Section 9.1(h);

(uu)	“Interest Obligation” means the obligation of the Corporation to pay interest on the Notes, as and when the same becomes due;

(vv)	“Interest Payment Date” means June 30 and December 31 of each year until all interest has been paid on the Notes, the first Interest Payment Date being December 31, 2018;

(ww)	“Make-Whole Premium” has the meaning ascribed thereto in Section 2.2(f)(i);

(xx)	“Make-Whole Premium Shares” has the meaning ascribed thereto in Section 2.2(f)(ii);

(yy)

“Maturity Account” means an account or accounts required to be established by the Corporation (and which shall be maintained by and subject to the control of the Note Trustee) for the Notes pursuant to and in accordance with this Indenture;

(zz)	“Maturity Date” means June 30, 2023 or such other date on which the Notes become due and payable;

(aaa)	“Note Offer” has the meaning ascribed thereto in Section 2.2(e)(i);

(bbb)	“Note Trustee” means Computershare Trust Company of Canada or its successor or successors for the time being as trustee hereunder;

(ccc)	“Noteholders” or “holders” means the Persons for the time being entered in the register for Notes as registered holders of Notes or any transferees of such Persons by endorsement or delivery;

(ddd)

“Notes” means US$57,500,000 aggregate principal amount of 5.75% convertible unsecured senior notes of the Corporation created and issued pursuant to the terms of this Indenture and guaranteed by the Guarantors;

(eee)	“Offer Price” has the meaning ascribed thereto in Section 2.2(e)(i);

(fff)

“Officer’s Certificate” means a certificate of the Corporation signed by any one member of the Board of Directors or any one Authorized Officer of the Corporation, on behalf of the Corporation, in such capacity, and not in his personal capacity;

(ggg)

“Person” means and includes any individual, corporation, limited partnership, general partnership, joint stock company, limited liability company, joint venture, association, company, trust, bank, trust company, pension fund, business trust or other organization, whether or not a legal entity and any government, governmental agency and political subdivision thereof;

(hhh)	“Privacy Laws” has the meaning ascribed thereto in Section 15.18;

(iii)	“Prospectus” has the meaning ascribed thereto in Section 17.1;

(jjj)	“Purchased Shares” has the meaning ascribed thereto in Section 5.5(e);

(kkk)	“Qualified Institutional Buyer” means a “qualified institutional buyer” as such term is defined in Rule 144A under the 1933 Act;

(lll)	“Redemption Date” has the meaning ascribed thereto in Section 4.3;

(mmm)	“Redemption Notice” has the meaning ascribed thereto in Section 4.3;

(nnn)

“Redemption Price” means, in respect of a Note, the amount, including accrued and unpaid interest up to but excluding the Redemption Date fixed for such Note as provided for in Section 4.3, payable on the Redemption Date;

(ooo)	“Regulation S” means Regulation S adopted by the SEC under the 1933 Act;

(ppp)	“Restricted Notes” means collectively the Restricted Uncertificated Notes and Restricted Physical Notes;

(qqq)	“Restricted Physical Note” means a definitive Note that bears the U.S. Legend;

(rrr)	“Restricted Uncertificated Note” means an Uncertificated Note that is marked to bear the U.S. Legend;

(sss)	“SEC” has the meaning ascribed thereto in Section 15.20;

(ttt)	“SEDAR” means the System for Electronic Document Analysis and Retrieval accessible at www.sedar.com;

(uuu)

“Share Bid Request” means a request for bids to purchase Shares (to be issued by the Corporation on the Share Delivery Date) made by the Note Trustee in accordance with the Share Interest Payment Election Notice and that shall make the acceptance of any bid conditional upon the acceptance of sufficient bids to result in aggregate proceeds from such issue and sale of Shares that, together with the cash payments by the Corporation in lieu of fractional Shares, if any, equal the Interest Obligation;

(vvv)

“Share Delivery Date” means a date, not more than 90 days and not less than one Business Day prior to the applicable Interest Payment Date, upon which Shares are issued by the Corporation and delivered to the Note Trustee for sale pursuant to Share Purchase Agreements (together with the cash payments by the Corporation, if any, required to be made in order to pay in full the applicable Interest Obligation);

(www)	“Share Interest Payment Election” means an election to satisfy an Interest Obligation on the applicable Interest Payment Date in the manner described in the Share Interest Payment Election Notice;

(xxx)

“Share Interest Payment Election Amount” means the sum of the amount of the aggregate proceeds resulting from the sale of Shares on the Share Delivery Date pursuant to acceptable bids obtained pursuant to the Share Bid Requests, together with any amount paid by the Corporation in respect of fractional Shares pursuant to Section 9.1(g), that is equal to the aggregate amount of the Interest Obligation in respect of which the Share Interest Payment Election Notice was delivered;

(yyy)	“Share Interest Payment Election Notice” means a written notice made by the Corporation to the Note Trustee specifying:

(i)	the Interest Obligation to which the election relates;

(ii)	the Share Interest Payment Election Amount;

(iii)

the investment banks, brokers or dealers through which the Note Trustee shall seek bids to purchase the Shares and the conditions of such bids, which may include the minimum number of Shares, minimum price per Share, timing for closing for bids and such other matters as the Corporation may specify; and

(iv)	that the Note Trustee shall accept through the investment banks, brokers or dealers selected by the Corporation only those bids which comply with such notice;

(zzz)	“Share Proceeds Investment” has the meaning ascribed thereto in Section 9.1(h);

(aaaa)

“Share Purchase Agreement” means an agreement in customary form among the Corporation, the Note Trustee and the Persons making acceptable bids pursuant to a Share Bid Request, which complies with all applicable laws, including the Applicable Securities Legislation and the rules and regulations of any stock exchange on which the Notes or Shares are then listed;

(bbbb)

“Shares” means fully paid and non-assessable common shares of the Corporation, as such common shares are constituted on the date of execution and delivery of this Indenture; provided that in the event of a change or a subdivision, revision, reduction, combination or consolidation thereof, any reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding-up, or such successive changes, subdivisions, redivisions, reductions, combinations or consolidations, reclassifications, capital reorganizations, consolidations, amalgamations, arrangements, mergers, sales or conveyances or liquidations, dissolutions or windings-up, then, subject to adjustments, if any, having been made in accordance with the provisions of Section 5.5, “Shares” shall mean the shares or other securities or property resulting from such change, subdivision, redivision, reduction, combination or consolidation, reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding-up;

(cccc)	“Subsidiary” when used to indicate a relationship with a Person, has the same meaning as set out in Section 2 of the Business Corporations Act (Québec);

(dddd)	“Successor” has the meaning ascribed thereto in Section 10.1;

(eeee)	“Tax Act” means the Income Tax Act (Canada) and the regulations promulgated thereunder, in each case, as amended from time to time;

(ffff)	“Time of Expiry” means the time of expiry of certain rights with respect to the conversion of Notes under Section 5.1(a);

(gggg)	“Trading Day” means, with respect to the TSX or other market for securities, any day on which such exchange or market is open for trading or quotation;

(hhhh)	“TSX” means the Toronto Stock Exchange or its successor or successors;

(iiii)	“Uncertificated Note” means any Note which is not issued as part of a Note certificate;

(jjjj)	“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

(kkkk)	“Unrestricted Notes” means collectively Unrestricted Physical Notes and Unrestricted Uncertificated Notes;

(llll)	“Unrestricted Physical Note” means a definitive Note that does not bear the U.S. Legend;

(mmmm)	“Unrestricted Uncertificated Note” means a Note that is not marked to bear the U.S. Legend;

(nnnn)	“U.S. Legend” has the meaning ascribed thereto in Section 2.12;

(oooo)	“U.S. Securities Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

(pppp)	“VWAP” means the volume-weighted average trading price of the Shares for the applicable day or period; and

(qqqq)	“Written Direction of the Corporation” means an instrument in writing signed by any Director of the Corporation or any Authorized Officer of the Corporation on behalf of the Corporation.

1.2	Meaning of “Outstanding”

Every Note certified and delivered by the Note Trustee hereunder shall be deemed to be outstanding until it is cancelled, converted, redeemed or delivered to the Note Trustee for cancellation, conversion or redemption and monies and/or Shares, as the case may be, for the payment thereof shall have been set aside under Article 8, provided that:

(a)

Notes which have been partially redeemed, purchased or converted shall be deemed to be outstanding only to the extent of the unredeemed, unpurchased or unconverted part of the principal amount thereof;

(b)

when a new Note has been issued in substitution for a Note which has been lost, stolen or destroyed, only one of such Note shall be counted for the purpose of determining the aggregate principal amount of Notes outstanding; and

(c)

for the purposes of any provision of this Indenture entitling holders of outstanding Notes to vote, sign consents, requisitions or other instruments or take any other action under this Indenture, or to constitute a quorum of any meeting of Noteholders, Notes owned directly or indirectly, by the Corporation or a Subsidiary of the Corporation shall be disregarded except that:

(i)

for the purpose of determining whether the Note Trustee shall be protected in relying on any such vote, consent, requisition or other instrument or action, or on the holders of Notes present or represented at any meeting of Noteholders, only the Notes which the Note Trustee knows are so owned shall be so disregarded;

(ii)

Notes so owned which have been pledged in good faith other than to the Corporation or a Subsidiary of the Corporation shall not be so disregarded if the pledgee shall establish to the satisfaction of the Note Trustee the pledgee’s right to vote such Notes, sign consents, requisitions or other instruments or take such other actions in his discretion free from the control of the Corporation or a Subsidiary of the Corporation; and

(iii)	Notes so owned shall not be disregarded if they are the only Notes outstanding.

1.3	Headings

The headings, the table of contents and the division of this Indenture into Articles and Sections are for convenience of reference only and shall not affect the interpretation of this Indenture.

1.4	Time of Essence

Time shall be of the essence of this Indenture.

1.5	References

Unless otherwise specified in this Indenture:

(a)	references to Articles, Sections and Schedules are to Articles, Sections and Schedules in this Indenture; and

(b)	“hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions, without reference to a particular provision, refer to this Indenture.

1.6	Certain Rules of Interpretation

Unless otherwise specified in this Indenture:

(a)	the singular includes the plural and vice versa; and

(b)	references to any gender shall include references to all genders.

1.7	Day Not a Business Day

In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day.

1.8	Applicable Law

This Indenture and the Notes shall be governed by and construed in accordance with the laws of the Province of Québec and the federal laws of Canada applicable therein. For the purpose of all legal proceedings, this Indenture will be deemed to have been performed in the Province of Québec and the courts of the Province of Québec will have jurisdiction to entertain any action arising under this Agreement. The Corporation and the Note Trustee attorn to the jurisdiction of the courts of Province of Québec.

1.9	Conflict

In the event of a conflict or inconsistency between a provision in the body of this Indenture and in the Notes issued hereunder, the provision in the body of this Indenture shall prevail to the extent of the inconsistency.

1.10	Currency

Unless otherwise indicated, all dollar amounts expressed in this Indenture and in the Notes are in lawful money of the United States and all payments required to be made hereunder and thereunder shall be made in United States dollars.

1.11	Accounting Terms

Except as hereinafter provided or as otherwise indicated in this Indenture, all calculations required or permitted to be made hereunder pursuant to the terms of this Indenture shall be made in accordance with generally accepted accounting principles.

1.12	Calculations

The Corporation shall be responsible for making all calculations called for hereunder including, without limitation, calculations of Current Market Price and calculations made pursuant to Sections 2.2(e) and (f). The Corporation shall make such calculations in good faith and, absent manifest error, the Corporation’s calculations shall be final and binding on holders and the Note Trustee. The Corporation will provide a schedule of its calculations to the Note Trustee and the Note Trustee shall be entitled to rely conclusively on the accuracy of such calculations without independent verification; provided, however, that if notice in writing has been given by the Note Trustee or from holders of not less than 25% in aggregate principal amount of the Notes to the Corporation disputing such calculation, such calculation shall be conclusively determined by a firm of chartered accountants appointed by the Corporation and acceptable to the Note Trustee (who shall not be the auditors of the Corporation). The fees and expenses of such accountants shall be borne by the Corporation, unless such accountants determine that the Corporation’s calculation was accurate within 3%, in which case such fees and expenses, to the extent documented and reasonable, shall be borne by the Noteholders.

1.13	Language

Each of the parties hereto hereby acknowledges that it has consented to and requested that this Indenture and all documents relating thereto, including, without limiting the generality of the foregoing, the form of Note attached hereto as Schedule A, be drawn up in the English language only. Les parties aux présentes reconnaissent avoir accepté et demandé que le présent acte de fiducie et tous les documents s’y rapportant, y compris, sans restreindre la portée générale de ce qui précède, le formulaire de débenture joint aux présentes à titre d’annexe A, soient rédigés en langue anglaise seulement.

1.14	Severability

Each of the provisions in this Indenture is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any of the other provisions hereof.

1.15	Entire Agreement

This Indenture and schedules hereto, and the Notes issued hereunder, together constitute the entire agreement between the parties hereto with respect to the indebtedness created hereunder and under the Notes and supersedes as of the date hereof all prior memoranda, agreements, negotiations, discussions and term sheets, whether oral or written, with respect to the indebtedness created hereunder and under the Notes.

1.16	Successors and Assigns

All covenants and agreements in this Indenture by the Corporation shall bind its successors and assigns, whether expressed or not. All covenants and agreements of the Note Trustee in this Indenture shall bind its successors.

1.17	Benefits of Indenture

Nothing in this Indenture or in the Notes, express or implied, shall give to any Person, other than the parties hereto and their successors hereunder, any paying agent, the holders of Notes, the Board of Directors and (to the extent provided in Sections 7.11 and 15.21) the holders of Shares, any benefit or any right, remedy or claim under this Indenture.

1.18	Trust Provisions

Notwithstanding the references herein or in any Note to this Indenture as an “Indenture” or to Computershare Trust Company of Canada (or its successor hereunder, if any) as a “Note Trustee” or to it acting as Note Trustee, and except for any trust which may be created or constituted in Québec for the purposes of Sections 2.9, 4.5, 4.6, 4.9, 8.6, 15.17 of this Indenture (collectively, the “Trust Sections”) (and only to the extent contemplated by the Trust Sections), no trust within the meaning of Chapter II of Title Six of Book Four of the Civil Code of Québec is intended to be or is created or constituted hereby. In addition, for greater certainty and subject as hereinafter in this Section provided in the case of any trust created or constituted in Québec for the purposes of the Trust Sections, the provisions of Title Seven of Book Four of the Civil Code of Québec shall not apply to any administration by the Note Trustee hereunder.

Except as otherwise expressly provided or unless the context otherwise requires, references in this Indenture to “trust” or “in trust”, and other similar wording shall only refer to any trust that shall be created or constituted for the purposes of the Trust Sections, as the case may be, which trusts shall, subject to the next sentence, be created or constituted under Québec law. Any such trust shall be automatically created by the mere fact of the transfer to or taking of possession by the Note Trustee of the property subject to and for the purposes of such trust and such provisions of the Civil Code of Québec shall automatically apply thereto unless such transfer and taking of possession occurs outside of Québec and it has previously been, or it is then, expressly agreed between the Corporation and the Note Trustee (acting in its sole discretion) that the trust laws in the jurisdiction where such transfer or taking of possession occurs shall apply or the laws of such jurisdiction make it mandatory that its trust laws apply to any trust created hereunder as a result of such transfer or taking of possession. The administration of any such trust shall be governed by and in accordance with the provisions hereof (and, in particular, in the case of the Note Trustee, Article 15 hereof) which, to the extent permitted by applicable law, shall supersede any provisions relating to the administration of property of others or other similar provisions of any applicable law.

1.19	Schedules

The following Schedules are incorporated into and form a part of the Indenture:

Schedule “A” Form of Global Note

Schedule “B” Form of Redemption Notice

Schedule “C” Form of Notice of Conversion

Schedule “D” Initial Guarantors

Schedule “E” Form of Guarantee

Schedule “F” Common Share Legend

Schedule “G” Form of Certificate of Transfer

Schedule “H” Form of Certificate of Exchange

Schedule “I” Form of U.S. Purchaser Letter

In the event of any inconsistency in such Schedules and the body of this Indenture, the latter shall prevail to the extent of the inconsistency.

ARTICLE 2

THE NOTES

2.1	Limit of Notes

The aggregate principal amount of Notes authorized to be issued under this Indenture is limited to US$57.5 million.

2.2	Form and Terms of Notes

(a)	The Notes shall be designated as “5.75% Convertible Unsecured Senior Notes”.

(b)

The Notes shall be dated June 19, 2018. The Notes shall mature on the Maturity Date. The Notes shall bear interest from the date of issue at the rate of 5.75% per annum, payable in US dollars in equal installments semi-annually in arrears on June 30 and December 31 in each year computed on the basis of a 360-day year composed of twelve

30-day months. The first such payment will be due on December 31, 2018 and the last such payment (representing interest payable from and including the last Interest Payment Date to, but excluding, the Maturity Date or the earlier date of redemption, repayment or conversion of the Notes) will be due on the Maturity Date or the earlier date of redemption, repayment or conversion, payable after as well as before maturity and after as well as before default, with interest on amounts after maturity or in default at the same rate, compounded semi-annually, computed on the basis of a 360-day year composed of twelve 30-day months. For certainty, the first interest payment will include interest accrued and unpaid from and including June 19, 2018 up to, but excluding, December 31, 2018 which will be equal to US$30.67 for each US$1,000 principal amount of the Notes.

(c)

The Notes shall be issued in denominations of US$1,000 and integral multiples of US$1,000 and the Note Trustee is hereby appointed as registrar and transfer agent for the Notes. Each Note and the certificate of the Note Trustee endorsed thereon shall be issued in substantially the form set out in Schedule A to this Indenture, and may have imprinted or otherwise reproduced thereon such legend or legends or endorsements, not inconsistent with the provisions of this Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform with general usage, all as may be determined by the Board of Directors or an Authorized Officer executing such Note in accordance with Section 2.4 hereof, as conclusively evidenced by his or her execution of a Note. Each Note shall additionally bear such distinguishing letters and numbers as the Note Trustee shall approve. Notwithstanding the foregoing, a Note may be in such other form or forms as may, from time to time, be approved by a resolution of the Board of Directors or as specified in an Officer’s Certificate. The Notes may be engraved, lithographed, printed, mimeographed or typewritten or partly in one form and partly in another.

The Notes shall be issued as one or more Global Notes and the Depository for the Notes shall be CDS. The Global Notes shall be registered in the name of the Depository (or any nominee of the Depository). No Beneficial Holder will receive definitive certificates representing their interest in Notes except as provided in Section 3.2 of the Indenture. A Global Note may be exchanged for Notes in registered form that are not Global Notes, or transferred to and registered in the name of a Person other than the Depository for such Global Notes or a nominee thereof as provided in Section 3.2.

(d)

Upon and subject to the provisions and conditions of Article 9 and provided no Event of Default has occurred and is continuing, the Corporation may elect, from time to time, to raise funds to satisfy all or part of the Interest Obligation on the Notes on any Interest Payment Date (including, for greater certainty, following conversion or upon maturity or redemption) by delivering Freely-Tradeable Shares to the Note Trustee for sale through the facilities of a registered broker/dealer.

(e)

Within 30 days following the occurrence of a Change of Control, the Corporation shall be obligated to offer to purchase all Notes then outstanding. The terms and conditions of such obligation are set out below:

(i)

Within 30 days following the occurrence of a Change of Control, the Corporation shall deliver to the Note Trustee a notice in writing stating that there has been a Change of Control and specifying the date on which such Change of Control occurred and the circumstances or events giving rise to such Change of Control together with an offer in writing (the “Note Offer”) to purchase all of the Notes then outstanding from the holders thereof at a price per Note equal to 100% of the principal amount thereof together with accrued and unpaid interest thereon up to but excluding the Change of Control Purchase Date (as defined below) (the “Offer Price”). The Note Trustee will promptly thereafter deliver, by prepaid courier or mail, the Note Offer to the holders of all Notes then outstanding, at their addresses appearing in the registers of holders of Notes maintained by the Note Trustee.

(ii)

The Note Offer shall specify the date (the “Expiry Date”) and time (the “Expiry Time”) on which the Note Offer shall expire which date and time shall not, unless otherwise required by Applicable Securities Legislation, be earlier than the close of business on the 35th day and not later than the close of business on the 60th day following the date on which such Note Offer is made.

(iii)

The Note Offer shall specify that the Note Offer may be accepted by the holders of Notes by tendering the Notes so held by them to the Note Trustee at its offices in Montreal, Québec or Toronto, Ontario at or before the Expiry Time together with an acceptance notice (the “Acceptance Notice”) in form and substance acceptable to the Note Trustee.

(iv)	The Note Offer shall state that holders of Notes may accept the Note Offer in respect of all or a portion (in a minimum amount of US$1,000 principal amount and multiples thereof) of their Notes.

(v)

The Note Offer shall specify a date (the “Change of Control Purchase Date”) no later than the third Business Day following the Expiry Date on which the Corporation shall take up and pay for all Notes duly tendered in acceptance of the Note Offer.

(vi)

The Corporation shall on or before 11:00 a.m. (Montreal time) on the Business Day immediately prior to the Change of Control Purchase Date pay to the Note Trustee by wire transfer or such other means as may be acceptable to the Note Trustee, an amount of money sufficient to pay the aggregate Offer Price in respect of all Notes duly tendered to the Note Offer (less any tax required by law to be deducted). The Note Trustee, on behalf of the Corporation, will pay the Offer Price to the holders of Notes in the respective amounts to which they are entitled in accordance with the Note Offer as aforesaid.

(vii)

If holders of 90% or more of the aggregate principal amount of Notes outstanding on the date the Corporation delivers the Note Offer to the Note Trustee accept the Note Offer, the Corporation shall have the right (the “90% Redemption Right”), upon written notice (the “90% Redemption Right Notice”) provided to the Note Trustee within ten days following the Expiry Date, to redeem on the purchase date specified in the Note Offer all the Notes remaining outstanding at the Offer Price and on the other terms and conditions provided herein. Upon receipt of such notice by the Note Trustee, the Note Trustee shall promptly provide written notice to each holder of outstanding Notes (other than those that have accepted the Note Offer) that:

(A)	the Corporation has exercised the 90% Redemption Right and is purchasing all outstanding Notes effective as at the Change of Control Purchase Date at the Offer Price;

(B)

such holder must surrender its Notes to the Note Trustee within ten days after the sending of such notice; provided that with respect to a Global Note, the obligation to surrender a Note to the Note Trustee shall be satisfied if the Note Trustee makes a notation on the Global Note of the principal amount thereof so transferred; and

(C)

the rights of such holder under the terms of the Notes and this Indenture shall cease effective as of the Change of Control Purchase Date provided the Corporation has, on or before the date on which the Corporation delivers the 90% Redemption Notice to the Note Trustee, paid the aggregate Offer Price to, or to the order of, the Note Trustee and thereafter such holder’s Notes shall not be considered to be outstanding and such holder shall not have any rights hereunder except to receive such Offer Price to which such holder is entitled upon surrender and delivery of such holder’s Notes in accordance with the Indenture.

(viii)

The Corporation shall on or before 11:00 a.m. (Montreal time) on the Business Day immediately prior to the date on which the Corporation delivers the 90% Redemption Right Notice pay to the Note Trustee by wire transfer or such other means as may be acceptable to the Note Trustee an amount of money sufficient to pay the aggregate Offer Price in respect of all Notes to be redeemed pursuant to the 90% Redemption Right (less any tax required by law to be deducted). The Note Trustee, on behalf of the Corporation, will pay the Offer Price to the holders of Notes in the respective amounts to which they are entitled in accordance with the exercise of the 90% Redemption Right as aforesaid upon surrender and delivery of such holders’ Notes.

(ix)

The Notes in respect of which the Corporation has made payment to the Note Trustee in accordance with the terms of this Section 2.2(e) (or the portion thereof tendered in acceptance of the Note Offer) shall thereafter no longer be considered to be outstanding under this Indenture. The Corporation shall also deposit with the Note Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Note Trustee in connection with the Note Offer and the exercise of the 90% Redemption Right if applicable. All Notes in respect of which payment of the Offer Price has been so made shall be cancelled by the Note Trustee.

(x)

In the event a portion of the principal amount only of a Note is tendered by a holder thereof in acceptance of the Note Offer, the Corporation shall execute and deliver to the Note Trustee and the Note Trustee shall certify and deliver to the holder, without charge to such holder, a certificate representing the principal amount of the Note not so tendered in acceptance of the Note Offer.

(f)	In addition to the requirements of Section 2.2(e) in respect of a Change of Control, the following provisions shall apply in respect of the occurrence of a Cash Change of Control:

(i)

During the period beginning on the occurrence of a Cash Change of Control and ending immediately prior to the expiry of the Note Offer (the “Cash Change of Control Conversion Period”), holders of Notes will be entitled to convert their Notes, in whole or in part, and receive, in addition to the number of Shares they would otherwise be entitled to receive in accordance with the provisions and conditions of Section 5.1(a) and Article 5, an additional number of Shares (or cash or other property or securities in substitution therefor) per US$1,000 principal amount of Notes as set out in subsections (ii), (iii), (iv), (v), (vi) and (vii) of this Section 2.2(f) (the “Make-Whole Premium”).

(ii)

The number of additional Shares per US$1,000 principal amount of Notes constituting the Make-Whole Premium (the “Make-Whole Premium Shares”) will be determined by reference to the table following subsection (iii) below and is based on the date on which the Cash Change of Control becomes effective (the “Effective Date”) and the price paid per Share in the transaction constituting the Change of Control (the “Cash Offer Price”), converted (if applicable) to US dollars at the Bank of Canada daily exchange rate on the Effective Date. If holders of Shares receive (or are entitled and able in all circumstances to receive) only cash in the transaction constituting the Change of Control, the Cash Offer Price shall be the cash amount paid per Share, converted (if applicable) to US dollars at the Bank of Canada daily exchange rate on the Effective Date. Otherwise, the Cash Offer Price shall be equal to the Current Market Price of the Shares on the day immediately preceding the Effective Date of such transaction.

(iii)

The following table shows the number of Make-Whole Premium Shares for each hypothetical Cash Offer Price and Effective Date set out below, expressed as additional Shares per US$1,000 principal amount of Notes. For the avoidance of doubt, the Corporation shall not be obliged to pay the Make-Whole Premium otherwise than by issuance of the applicable number of Shares in excess of the number of Shares to which holders would otherwise have been entitled at the Conversion Price (the “Base Shares”) upon conversion of the Notes in accordance with the provisions and conditions of Article 5.

Make Whole Premium Upon a Change of Control

(Number of Shares per US$1,000 Notes)

Effective Date	US$10.85	US$11.00	US$11.25	US$11.50	US$11.75	US$12.00	US$12.50	US$13.00
19-Jun-18	24.8912	24.1782	23.0542	22.0070	21.0298	20.1167	18.4656	17.0185
30-Jun-19	24.8258	23.5690	21.5488	20.3409	19.3072	18.3425	16.6024	15.0785
30-Jun-20	24.8258	23.5690	21.5488	19.6164	17.9030	16.8683	15.0184	13.4146
30-Jun-21	24.8258	23.5690	21.5488	19.6164	17.7663	15.9932	13.4696	11.7323
30-Jun-22	24.8258	23.5690	21.5488	19.6164	17.7663	15.9932	12.6599	9.9400
30-Jun-23	24.8258	23.5690	21.5488	19.6164	17.7663	15.9932	12.6599	9.6485

Effective Date	US$13.50	US$14.00	US$15.00	US$16.00	US$17.00	US$18.00	US$20.00	US$22.50	US$25.00
19-Jun-18	15.7459	14.6250	12.7600	11.2988	10.1459	9.2300	7.8950	6.7960	6.0356
30-Jun-19	13.7385	12.5564	10.5860	9.0450	7.8453	6.9183	5.6550	4.7413	4.1788
30-Jun-20	12.0126	10.7757	8.6873	6.9988	5.6382	4.5767	3.2315	2.4982	2.1724
30-Jun-21	10.2719	9.0357	7.0473	5.4581	4.0512	2.7150	0.2800	0.0004	0.0000
30-Jun-22	8.1244	6.6771	4.6860	3.5038	2.6735	1.9111	0.2550	0.0004	0.0000
30-Jun-23	6.8000	4.1543	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

(iv)	The actual Cash Offer Price and Effective Date may not be set out on the table above, in which case:

(A)

if the actual Cash Offer Price on the Effective Date is between two Cash Offer Prices in the table or the actual Effective Date is between two Effective Dates in the table, the number of Make-Whole Premium Shares will be determined by a straight-line interpolation between the Make-Whole Premium set out for the two Cash Offer Prices and the two Effective Dates on the table based on a 365-day year, as applicable;

(B)

if the Cash Offer Price on the Effective Date exceeds US$25.00 per Share, subject to adjustment as described below, the Make-Whole Premium and the number of Make-Whole Premium Shares to be issued will be zero; and

(C)

if the Cash Offer Price on the Effective Date is less than US$10.85 per Share, subject to adjustment as described below, the Make-Whole Premium and the number of Make-Whole Premium Shares to be issued will be zero.

(v)

The Cash Offer Prices set out in the table above will be adjusted as of any date on which the Conversion Rate of the Notes is adjusted. The adjusted Cash Offer Prices will equal the Cash Offer Prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the Conversion Rate immediately prior to the adjustment giving rise to the Cash Offer Price adjustment and the denominator of which is the Conversion Rate as so adjusted. The number of additional Make-Whole Premium Shares set out in the table above will be adjusted in the same manner as the Conversion Rate as set out under Section 5.5, other than as a result of an adjustment to the Conversion Rate by adding the Make-Whole Premium as described above. The provisions of Section 5.11 shall be applicable in connection with determinations under this Section 2.2(f).

(vi)

Notwithstanding the foregoing, if the Date of Conversion of any Notes occurs during the period beginning on the tenth Trading Day prior to the Effective Date and ending at the close of business on the Effective Date, the holders of such Notes shall, on conversion of their Notes, be entitled to receive the relevant number of Make-Whole Premium Shares (as may be adjusted pursuant to

Section 5.5) only on the Business Day immediately following the Effective Date and, for greater certainty, only if the Change of Control occurs. The Base Shares shall be issued in accordance with the terms of this Indenture applicable to a conversion of Notes otherwise than during the Cash Change of Control Conversion Period, including at the then-applicable Conversion Price.

(vii)

The Make-Whole Premium Shares shall be deemed to have been issued upon conversion of Notes on the Business Day immediately following the Effective Date. Section 5.5 shall apply to such conversion and, for greater certainty, the former holders of Notes in respect of which the Make-Whole Premium Shares are issuable shall be entitled to receive and shall accept, in lieu of the Make-Whole Premium Shares, the number of shares or other securities or property of the Corporation or of the Person or other entity resulting from the transaction that constitutes the Cash Change of Control that such holders would have been entitled to receive if such holders had been the registered holders of the applicable number of Make-Whole Premium Shares on the Effective Date.

(viii)

Except as otherwise provided in this Section 2.2(f), all other provisions of this Indenture applicable to a conversion of Notes shall apply to a conversion of Notes during the Cash Change of Control Conversion Period.

(g)

Notwithstanding anything in this Indenture to the contrary, if holders of Notes would otherwise be entitled to receive upon conversion of the Notes, any property (including cash) or securities that would not constitute “prescribed securities” for the purposes of clause 212(1)(b)(vii)(E) of the Tax Act as it applied on December 31, 2007 (referred to herein as “ineligible consideration”), such holders shall not be entitled to receive such ineligible consideration but the Corporation or its successor or acquiror, as the case may be, shall have the right (at the sole option of the Corporation or such successor or acquiror, as the case may be) to deliver either such ineligible consideration or such “prescribed securities” with a market value (as conclusively determined by the Board of Directors) equal to the market value of such ineligible consideration.

2.3	Issue of Global Notes

(a)

The Corporation may specify that the Notes are to be issued in whole or in part as one or more Global Notes registered in the name of a Depository, or its nominee, designated by the Corporation in the Written Direction of the Corporation delivered to the Note Trustee at the time of issue of such Notes, and in such event the Corporation shall execute and the Note Trustee shall certify and deliver one or more Global Notes that shall:

(i)	represent an aggregate amount equal to the principal amount of the outstanding Notes to be represented by one or more Global Notes;

(ii)	be delivered by the Note Trustee to such Depository or pursuant to such Depository’s instructions; and

(iii)	bear a legend substantially to the following effect:

“THIS NOTE IS A GLOBAL NOTE WITHIN THE MEANING OF THE INDENTURE HEREIN REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITORY OR A NOMINEE THEREOF. THIS NOTE MAY NOT BE TRANSFERRED TO OR EXCHANGED FOR NOTES REGISTERED IN THE NAME OF ANY PERSON OTHER THAN THE DEPOSITORY OR A NOMINEE THEREOF AND NO SUCH TRANSFER MAY BE REGISTERED EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE TRUST INDENTURE DATED AS OF THE 19th DAY OF JUNE, 2018 BETWEEN THERATECHNOLOGIES INC. AND COMPUTERSHARE TRUST COMPANY OF CANADA (THE “INDENTURE”). EVERY NOTE AUTHENTICATED AND DELIVERED UPON REGISTRATION OF, TRANSFER OF, OR IN EXCHANGE FOR, OR IN LIEU OF, THIS NOTE SHALL BE A GLOBAL NOTE SUBJECT TO THE FOREGOING, EXCEPT IN SUCH LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO THERATECHNOLOGIES INC. OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.”

(b)

Each Depository designated for a Global Note must, at the time of its designation and at all times while it serves as such Depository, be a clearing agency registered or designated under the securities legislation of the jurisdiction where the Depository has its principal offices.

2.4	Execution of Notes

All Notes shall be signed (either manually or by facsimile signature) by any Director of the Corporation or Authorized Officer of the Corporation, on behalf of the Corporation, holding office at the time of signing. A facsimile signature upon a Note shall for all purposes of this Indenture be deemed to be the signature of the Person whose signature it purports to be. Notwithstanding that any Person whose signature, either manual or in facsimile, appears on a Note as Director of the Corporation or Authorized Officer of the Corporation, on behalf of the Corporation, may no longer hold such office at the date of the Note or at the date of the certification and delivery thereof, such Note shall be valid and binding upon the Corporation and entitled to the benefits of this Indenture.

2.5	Certification

No Note shall be issued or, if issued, shall be obligatory or shall entitle the holder to the benefits of this Indenture, until it has been manually certified by or on behalf of the Note Trustee substantially in the form set out in this Indenture, or in some other form approved by the Note Trustee. Such certification on any Note shall be conclusive evidence that such Note is duly issued, is a valid obligation of the Corporation and the holder is entitled to the benefits hereof.

The certificate of the Note Trustee signed on the Notes, shall not be construed as a representation or warranty by the Note Trustee as to the validity of this Indenture or of the Notes or as to the issuance of the Notes and the Note Trustee shall in no respect be liable or answerable for the use made of the Notes or any of them or the proceeds thereof. The certificate of the Note Trustee signed on the Notes shall, however, be a representation and warranty by the Note Trustee that the Notes have been duly certified by or on behalf of the Note Trustee pursuant to the provisions of this Indenture.

2.6	Mutilation, Loss, Theft or Destruction

In case any of the Notes issued hereunder shall become mutilated or be lost, stolen or destroyed, the Corporation, in its discretion, may issue, and thereupon the Note Trustee shall certify and deliver, a new Note upon surrender and cancellation of the mutilated Note, or in the case of a lost, stolen or destroyed Note, in lieu of and in substitution for the same, and the substituted Note shall be in a form approved by the Note Trustee and shall be entitled to the benefits of this Indenture and rank equally in accordance with its terms with all other Notes issued or to be issued hereunder. The new or substituted Note may have endorsed upon it the fact that it is in replacement of a previous Note. In case of loss, theft or destruction the applicant for a substituted Note shall furnish to the Corporation and to the Note Trustee such evidence of the loss, theft or destruction of the Note and such other documents as shall be satisfactory to them in their discretion and shall also furnish a surety bond and an indemnity satisfactory to them in their discretion. The applicant shall pay all reasonable expenses incidental to the issuance of any substituted Note.

2.7	Concerning Interest

(a)

Except as may otherwise be provided in this Indenture or in a Written Direction of the Corporation in respect of the Notes and subject to Section 2.2(b) with respect to the calculation of interest in respect of the initial interest payment to be paid on the Notes, all Notes issued hereunder, whether originally or upon exchange or in substitution for previously issued Notes which are interest bearing, shall bear interest (i) from and including their issue date provided that all the Notes shall bear interest from and including the date hereof, or (ii) from and including the last Interest Payment Date in respect of which interest shall have been paid or made available for payment on the outstanding Notes, whichever shall be the later, in all cases, to but excluding the next Interest Payment Date. All interest shall accrue from day to day and shall be payable in arrears for the actual number of days lapsed in the relevant interest period. Interest payable in a calendar year shall be payable semi-annually in arrears. Interest on all Notes issued hereunder shall accrue up to, but not including the Maturity Date, the Redemption Date or the Date of Conversion, as applicable, for such Notes, unless, upon due presentation, payment of principal or delivery of amounts, securities or other property payable or deliverable hereunder and payment of any accrued and unpaid interest or other amounts payable hereunder is improperly withheld or refused.

(b)

Interest shall be computed on the basis of a 360-day year composed of twelve 30-day months. Subject to Section 2.2(b) in respect of the method for calculating the amount of interest to be paid on the Notes on the first Interest Payment Date in respect thereof, with respect to any of the Notes, whenever interest is computed on a basis of a year (the “deemed year”) which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for purposes of the Interest Act (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year.

(c)

For the purposes solely of disclosure under the Interest Act (Canada), whenever interest to be paid on the Notes is to be calculated on the basis of a year of 360 days consisting of twelve 30-day months, the yearly rate of interest to which the rate used in such calculation is equivalent during any particular period is the rate so used multiplied by a fraction of which:

(i)	the numerator is the product of:

(A)	the actual number of days in the calendar year in which such period ends, and

(B)	the sum of (x) the product of 30 and the number of complete months elapsed in the relevant period and (y) the number of days elapsed in any incomplete month in the relevant period, and

(ii)	the denominator is the product of (i) 360 and (ii) the actual number of days in the relevant period.

2.8	Rank of Notes

The indebtedness, liabilities and obligations of the Corporation under this Indenture and under the Notes, are direct, senior, unsecured obligations, and will rank equally and pari passu to all of the Corporation’s existing and future senior unsecured and unsubordinated indebtedness. The Notes will be effectively subordinated to all of the Corporation’s existing and any future secured indebtedness of the Corporation to the extent of the value of the assets securing such indebtedness. The Notes will rank senior in right of payment to all of the Corporation’s future indebtedness that are, by their terms, expressly subordinated in right of payment to the Notes and equal in right of payment with all of the Corporation’s existing and future obligations that are not so subordinated.

The Notes are solidarily (jointly and severally) guaranteed on a senior unsecured basis, as to the payment of principal, interest and premium, if any, by the Guarantors pursuant to the Guarantee Agreement in accordance with Article 13.

2.9	Payments of Amounts Due on Maturity

Except as may otherwise be provided herein in respect of the Notes, payments of amounts due upon maturity of the Notes will be made in the following manner. The Corporation will establish and maintain with the Note Trustee a Maturity Account for the Notes. Such Maturity Account shall be maintained by and be subject to the control of the Note Trustee for the purposes of this Indenture. On or before 11:00 a.m. (Montreal time) on the Business Day immediately prior to the Maturity Date for the Notes, the Corporation will deposit in the Maturity Account in US dollars an amount sufficient to pay the cash amount payable in respect of the Notes (including the principal amount and premium (if any) together with any accrued and unpaid interest thereon less any tax required by law to be deducted or withheld), provided the Corporation may elect to satisfy this requirement by providing the Note Trustee with one or more certified cheques, or with funds by electronic transfer, for such amounts required under this Section 2.9 post-dated to the Maturity Date. The Note Trustee, on behalf of the Corporation, will pay to each holder entitled to receive payment the principal amount and premium (if any) of and accrued and unpaid interest on the Note, upon surrender of the Note at any branch of the Note Trustee designated for such purpose from time to time by the Corporation and the Note Trustee. The delivery of such funds to the Note Trustee for deposit to the applicable Maturity Account will satisfy and discharge the liability of the Corporation for the Notes to which the delivery of funds relates to the extent of the amount delivered (plus the amount of any tax deducted as aforesaid) and such Notes will thereafter to that extent not be considered as outstanding under this Indenture and such holder will have no other right in regard thereto other than to receive out of the money so deposited or made available the amount to which such holder is entitled.

2.10	Payment of Interest

The following provisions shall apply to the Notes, except as otherwise provided in Section 2.2(b):

(a)

As interest becomes due on each Note (except at maturity, on conversion or on redemption, when interest may at the option of the Corporation be paid upon surrender of such Note) the Corporation, either directly or through the Note Trustee or any agent of the Note Trustee, shall send or forward by prepaid ordinary mail, electronic transfer of funds, or such other means as may be agreed to by the Note Trustee, payment of such interest (less any tax required to be withheld therefrom) to the order of the registered holder of such Note appearing on the registers maintained by the Note Trustee at the close of business on the fifth Business Day prior to the applicable Interest Payment Date and addressed to the holder at the holder’s last address appearing on the register, unless such holder otherwise directs. If payment is made by cheque, such cheque shall be forwarded at least three Business Days prior to each date on which interest becomes due and if payment is made by other means (such as electronic transfer of funds, provided the Note Trustee must receive confirmation of receipt of funds prior to being able to wire funds to holders), such payment shall be made in a manner whereby the holder receives credit for such payment on the date such interest on such Note becomes due. The mailing of such cheque or the making of such payment by other means shall, to the extent of the sum represented thereby, plus the amount of any tax withheld as aforesaid, satisfy and discharge all liability for interest on such Note, unless in the case of payment by cheque, such cheque is not paid at par on presentation. In the event of non-receipt of any cheque for or other payment of interest by the Person to whom it is so sent as aforesaid, the Corporation or the Note Trustee will issue to such Person a replacement cheque or other payment for a like amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction. Notwithstanding the foregoing, if the Corporation is prevented by circumstances beyond its control (including, without limitation, any interruption in mail service) from making payment of any interest due on each Note in the manner provided above, the Corporation may make payment of such interest or make such interest available for payment in any other manner acceptable to the Note Trustee with the same effect as though payment had been made in the manner provided above.

(b)

Notwithstanding Section (a), if the Notes are represented by one or more Global Notes, then all payments of interest on the Global Notes shall be made by electronic funds transfer or cheque made payable to the Depository or its nominee on the day interest is payable for subsequent payment to Beneficial Holders of interests in the applicable Global Note, unless the Corporation and the Depository otherwise agree. None of the Corporation, the Note Trustee or any agent of the Note Trustee for any Note issued as a Global Note will be liable or responsible to any Person for any aspect of the records related to or payments made on account of beneficial interests in any Global Note or for maintaining, reviewing, or supervising any records relating to such beneficial interests.

(c)

The Corporation authorizes the Note Trustee to convert or cause to be converted through an agent or Affiliate, the United States dollar cash payment on account of interest, premium, if any, or principal payable to a Noteholder in respect of the Notes, into Canadian dollars, at the rate of conversion available to the Note Trustee on the date the funds are converted, if the Noteholder so provides a written direction to the Note Trustee requesting its receipt in Canadian dollars. By providing the written request, the Noteholder will have acknowledged and agreed that the exchange rate for one United States dollar expressed in Canadian dollars will be based on the exchange rate available to the Note Trustee on the date the funds are converted. Noteholders electing to have their payments paid in Canadian dollars will have further acknowledged and agreed that any change to the currency exchange rates of the United States or Canada will be at the sole risk of the Noteholder and the Corporation shall not be liable for any variation on the currency exchange rate.

2.11	Withholding Tax

The Corporation will be entitled to deduct and withhold any applicable taxes or similar charges (including interest, penalties or similar amounts in respect thereof) imposed or levied by or on behalf of the Canadian government or of any Province or territory thereof or any authority or agency therein or thereof having power to tax, including pursuant to the Tax Act, from any payment to be made on or in connection with the Notes and, provided that the Corporation forthwith remits such withheld amount to such government, authority or agency and files all required forms in respect thereof and, at the same time, provides copies of such remittance and filing to the Note Trustee and the relevant Noteholder, the amount of any such deduction or withholding will be considered an amount paid in satisfaction of the Corporation’s obligations under the Notes and there is no obligation on the Corporation to gross-up amounts paid to a holder in respect of such deductions or withholdings. The Corporation shall provide the Note Trustee and the relevant Noteholder with copies of receipts or other communications relating to the remittance of such withheld amount or the filing of such forms received from such government, authority or agency promptly after receipt thereof.

The Note Trustee shall have no obligation to verify any payments under the Tax Act or any provision of provincial, state, local or foreign tax law. The Note Trustee shall at all times be indemnified and held harmless by the Corporation from and against any personal liabilities of the Note Trustee incurred in connection with the failure of the Corporation or its agents, to report, remit or withhold taxes as required by the Tax Act or otherwise failing to comply with the Tax Act. This indemnification shall survive the resignation or removal of the Note Trustee and the termination of this Indenture solely to the extent that such liabilities have been incurred in connection with taxation years occurring during the term of this Indenture.

2.12	U.S. Legend

(a)

The Notes and Shares issuable upon conversion thereof have not been and will not be registered under the 1933 Act or any state securities laws. To the extent that Notes are offered and sold in the United States to Qualified Institutional Buyers in reliance on an exemption from registration under Rule 144A under the 1933 Act, such Notes and all Shares issuable on conversion thereof (collectively, the “Securities”), shall be “restricted securities” within the meaning assigned to that term in Rule 144(a)(3) under the 1933 Act. Subject to subsection 2.12(c), such Securities, as well as all securities issued in exchange for or in substitution of the Securities, shall be issued in certificated form bearing the legend below or under a separate, restricted CUSIP number and, until such time as the same is no longer required under applicable requirements of the 1933 Act or state securities laws, shall bear the following legend (the “US Legend”):

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR THE LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THERATECHNOLOGIES INC. (THE “CORPORATION”), THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND (C) IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, IN COMPLIANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (i) RULE 144 THEREUNDER, IF AVAILABLE, OR (ii) RULE 144A THEREUNDER, IF AVAILABLE, AND, IN BOTH CASES, IN ACCORDANCE WITH APPLICABLE U.S. STATE SECURITIES LAWS, OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE U.S. STATE SECURITIES LAWS, AND, IN THE CASE OF (C)(i) OR (D) ABOVE, AFTER THE SELLER FURNISHES TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION AND THE TRUSTEE OR TRANSFER AGENT TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

provided that if the Notes or Shares are being sold in compliance with the requirements of Rule 904 of Regulation S and in compliance with Canadian local laws and regulations, and provided that the Corporation is a “foreign issuer” within the meaning of Regulation S at the time of issuance of the Notes or Shares, as applicable, such Securities may be transferred to an unrestricted CUSIP or the U.S. Legend may be removed by providing a declaration to the Note Trustee substantially as set forth in Schedule G (or as the Corporation or the Note Trustee may prescribe from time to time), together with any other evidence reasonably requested by the Corporation or Note Trustee, which evidence may include an opinion of counsel of recognized standing, in form and substance reasonably satisfactory to the Corporation and the Note Trustee, to the effect that the transfer is being made in compliance with Rule 904 of Regulation S; and provided further that, if any Notes or Shares are being sold in accordance with Rule 144 under the 1933 Act, if available, the Notes or Shares, as applicable, may be transferred into an unrestricted CUSIP or the U.S. Legend may be removed by delivery to the Note Trustee of an opinion of counsel of recognized standing, in form and substance reasonably satisfactory to the Note Trustee and the Corporation, that the Notes or Shares no longer required a restricted CUSIP or the U.S. Legend is no longer required under applicable requirements of the 1933 Act or applicable state securities laws. Provided that the Trustee obtains confirmation from the Corporation that such counsel is satisfactory to it, it shall be entitled to rely on such opinion of counsel without further inquiry.

(b)

The parties hereto hereby acknowledge and agree that the Securities may not be reoffered, or resold, pledged or otherwise transferred except: (i) to the Corporation; (ii) outside the United States in accordance with Regulation S and in compliance with applicable local laws and regulations; (iii) in compliance with the exemption from registration under the 1933 Act provided by (A) Rule 144 under the 1933 Act, or (B) Rule 144A under the 1933 Act, if applicable, and, in each case, in accordance with applicable state securities laws; or (iv) in a transaction that does not require registration under the 1933 Act or any applicable state securities laws.

(c)

Notwithstanding subsection 2.12(a), to the extent that a Qualified Institutional Buyer acquiring the Notes pursuant to the Offering has duly executed and delivered a U.S. Purchaser Letter substantially as set forth in Schedule I, such Notes shall be included in the Unrestricted Notes, and any Shares issued to such Qualified Institutional Buyer upon conversion of such Notes shall neither be required to be issued under a restricted CUSIP nor bear a U.S. Legend.

ARTICLE 3

REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP

3.1	Fully-Registered Notes

(a)

With respect to the Notes issuable as Fully-Registered Notes, the Corporation shall cause to be kept by and at the principal offices of the Note Trustee in Montreal, Québec or Toronto, Ontario and by the Note Trustee or such other registrar as the Corporation, with the approval of the Note Trustee, may appoint at such other place or places, if any, as may be specified in the Notes or as the Corporation may designate with the approval of the Note Trustee, a register in which shall be entered the names and addresses of the holders of Fully-Registered Notes and particulars of the Notes held by them respectively and of all transfers of Fully-Registered Notes. Such registration shall be noted on the Notes by the Note Trustee or other registrar unless a new Note shall be issued upon such transfer.

(b)

No transfer of a Fully-Registered Note shall be valid unless made on such register referred to in Section 3.1(a) by the registered holder or such holder’s executors, administrators or other legal representatives or a mandatary duly appointed by an instrument in writing in form and execution satisfactory to the Note Trustee or other registrar upon surrender of the Note together with a duly-executed form of transfer acceptable to the Note Trustee and upon compliance with such other reasonable requirements as the Note Trustee or other registrar may prescribe, nor unless the name of the transferee shall have been noted on the Note by the Note Trustee or other registrar, whereupon new Notes will be issued in authorized denominations in the same aggregate principal amount as the Notes so transferred, registered in the names of the transferees.

(c)	Notwithstanding any other provisions in this Indenture or the Notes, transfers and exchanges of Restricted Notes shall be made in accordance with this Section 3.1(c):

(i)

Transfer and Exchange of Interests in a Restricted Uncertificated Note for Interests in an Unrestricted Uncertificated Note. An interest in a Restricted Uncertificated Note may be exchanged by any holder thereof for an interest in an Unrestricted Uncertificated Note or transferred to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Uncertificated Note if the Note Trustee receives the following:

(A)

if the holder of such interest in a Restricted Uncertificated Note proposes to exchange such beneficial interest for a beneficial interest in an Unrestricted Uncertificated Note, a certificate from such holder in the form of Schedule H, including the certifications in item (1)(a) thereof; or

(B)

if the holder of such beneficial interest in a Restricted Uncertificated Note proposes to transfer such beneficial interest to a Person who shall take delivery thereof in the form of a beneficial interest in an Unrestricted Uncertificated Note, a certificate from such holder in the form of Schedule G, including the certifications in items (2) or (3) thereof;

and, in each such case set forth in this Section 3.1(c)(i), an opinion of counsel in form reasonably acceptable to the Corporation and the Note Trustee to the effect that such transfer or exchange is in compliance with the 1933 Act and all applicable state securities laws.

(ii)

Transfer of Restricted Physical Note for Restricted Physical Note. A Restricted Physical Note may be transferred to a Person who takes delivery thereof in the form of a Restricted Physical Note if the Note Trustee receives a certificate to the effect set forth in Schedule G, including the certifications in item (1) thereof.

(iii)

Transfer and Exchange of Restricted Physical Notes for Unrestricted Physical Notes. A Restricted Physical Note may be exchanged by the holder thereof for an Unrestricted Physical Note or transferred to a Person who takes delivery thereof in the form of an Unrestricted Physical Note if the Note Trustee receives the following:

(A)

if the holder of such Restricted Physical Note proposes to exchange such Note for an Unrestricted Physical Note, a certificate from such holder in the form of Schedule H, including the certifications in item (1)(b) thereof; or

(B)

if the holder of such Restricted Physical Note proposes to transfer such Note to a Person who shall take delivery thereof in the form of an Unrestricted Physical Note, a certificate from such holder in the form of Schedule G, including the certifications in item (2) or (3) thereof; and, in each such case set forth in this Section 3.1(c)(i), an opinion of counsel in form reasonably acceptable to the Corporation and the Note Trustee to the effect that such transfer or exchange is in compliance with the 1933 Act and all applicable state securities laws.

3.2	Global Notes

(a)

With respect to the Notes issuable in whole or in part as one or more Global Notes, the Corporation shall cause to be kept by and at the principal offices of the Note Trustee in Montreal, Québec or Toronto, Ontario and by the Note Trustee or such other registrar as the Corporation, with the approval of the Note Trustee, may appoint at such other place or places, if any, as the Corporation may designate with the approval of the Note Trustee, a register in which shall be entered the name and address of the holder of each such Global Note (being the Depository, or its nominee, for such Global Note) as holder thereof and particulars of the Global Note held by it, and of all transfers thereof. If the Notes are at any time not Global Notes, the provisions of Section 3.1 shall govern with respect to registrations and transfers of such Notes.

(b)

Notwithstanding any other provision of this Indenture, a Global Note may not be transferred by the registered holder thereof and accordingly, no definitive certificates shall be issued to Beneficial Holders except in the following circumstances or as otherwise specified in a resolution of the Board of Directors or an Officer’s Certificate relating to the Notes:

(i)

Global Notes may be transferred by a Depository to a nominee of such Depository or by a nominee of a Depository to such Depository or to another nominee of such Depository or by a Depository or its nominee to a successor Depository or its nominee;

(ii)

Global Notes may be transferred at any time after (i) the Depository for such Global Notes or the Corporation has notified the Note Trustee that the Depository is unwilling or unable to continue as Depository for such Global Notes, or (ii) the Depository ceases to be a clearing agency or otherwise ceases to be eligible to be a Depository under Section 2.3(b), provided in each case that at the time of such transfer the Note Trustee and the Corporation are unable to locate a qualified successor Depository for such Global Notes;

(iii)

Global Notes may be transferred at any time after the Corporation has determined, in its sole discretion, with the consent of the Note Trustee to terminate the book-entry only registration system in respect of such Global Notes and has communicated such determination to the Note Trustee in writing;

(iv)

Global Notes may be transferred at any time after the Note Trustee has determined that an Event of Default has occurred and is continuing with respect to the Notes issued as a Global Note, provided that Beneficial Holders of the Notes representing, in the aggregate, more than 25% of the aggregate principal amount of the Notes advise the Depository in writing, through the Depository Participants, that the continuation of the book-entry only registration system for the Notes is no longer in their best interest and also provided that at the time of such transfer the Note Trustee has not waived the Event of Default pursuant to Section 7.3;

(v)	Global Notes may be transferred if required by applicable law; or

(vi)	Global Notes may be transferred if the book-entry only registration system ceases to exist.

(c)	With respect to the Global Notes, unless and until definitive certificates have been issued to Beneficial Holders of the Notes pursuant to subsection 3.2(b):

(i)

the Corporation and the Note Trustee may deal with the Depository for all purposes (including paying interest on the Notes) as the sole holder of the Notes and the authorized representative of the Beneficial Holders;

(ii)

the rights of the Beneficial Holders of the Notes shall be exercised only through the Depository and shall be limited to those established by law and agreements between such Beneficial Holders and the Depository or the Depository Participants;

(iii)	the Depository will make book-entry transfers among the Depository Participants; and

(iv)

whenever this Indenture requires or permits actions to be taken based upon instructions or directions of Noteholders evidencing a specified percentage of the outstanding Notes, the Depository shall be deemed to be counted in that percentage only to the extent that it has received instructions to such effect from the Beneficial Holders of the Notes or the Depository Participants, and has delivered such instructions to the Note Trustee.

(d)

Whenever a notice or other communication is required to be provided to Noteholders, unless and until definitive certificate(s) have been issued to Beneficial Holders of the Notes pursuant to this Section 3.2, the Note Trustee shall provide all such notices and communications to the Depository and the Depository shall deliver such notices and communications to such Beneficial Holders in accordance with Applicable Securities Legislation. Upon the termination of the book-entry only registration system on the occurrence of one of the conditions specified in Section 3.2(b) with respect to the Notes issued hereunder, the Note Trustee shall notify all applicable Depository Participants and Beneficial Holders, through the Depository, of the availability of definitive Note certificates. Upon surrender by the Depository of the certificate(s) representing the Global Notes and receipt of new registration instructions from the Depository, the Note Trustee shall deliver the definitive Note certificates for such Notes to the holders thereof in accordance with the new registration instructions and thereafter, the registration and transfer of such Notes will be governed by Section 3.1 and the remaining Sections of this Article 3.

(e)

Notwithstanding any other provisions of this Indenture or the Notes, except as may be required by the Note Trustee or the Depository, no written orders or instructions shall be required to be delivered to the Note Trustee to effect a transfer of a beneficial interest in a Global Note to Persons who take delivery thereof in the form of a beneficial interest in the same Global Note.

3.3	Transferee Entitled to Registration

The transferee of a Note shall be entitled, after the appropriate form of transfer is lodged with the Note Trustee or other registrar and upon compliance with all other conditions in that behalf required by this Indenture or by law, to be entered on the register as the owner of such Note free from all equities or rights of compensation or counterclaim between the Corporation and the transferor or any previous holder of such Note, save in respect of equities of which the Corporation is required to take notice by statute or by order of a court of competent jurisdiction.

3.4	No Notice of Trusts

Neither the Corporation nor the Note Trustee nor any registrar shall be bound to take notice of or see to the execution of any trust whether express, implied or constructive, in respect of any Note, and may transfer the same on the direction of the Person registered as the holder thereof, whether named as trustee or otherwise, as though that Person were the beneficial owner thereof.

3.5	Registers Open for Inspection

The registers referred to in Sections 3.1 and 3.2 shall, during regular business hours of the Note Trustee, be open for inspection by the Corporation, the Note Trustee or any Noteholder. Every registrar, including the Note Trustee, shall from time to time when requested so to do by the Corporation or by the Note Trustee, in writing, furnish the Corporation or the Note Trustee, as the case may be, with a list of names and addresses of holders of registered Notes entered on the register kept by them and showing the principal amount and serial numbers of the Notes held by each such holder, provided the Note Trustee shall be entitled to charge a reasonable fee to provide such a list.

3.6	Exchanges of Notes

(a)

Subject to Section 3.7, Notes in any authorized form or denomination, other than Global Notes, may be exchanged for Notes in any other authorized form or denomination, bearing the same interest rate and of the same aggregate principal amount as the Notes so exchanged.

(b)

In respect of exchanges of Notes permitted by Section 3.6(a), Notes may be exchanged only at the principal offices of the Note Trustee in Montreal, Québec, Toronto, Ontario or at such other place or places, if any, as may be specified in the Notes and at such other place or places as may from time to time be designated by the Corporation with the approval of the Note Trustee. Any Notes tendered for exchange shall be surrendered to the Note Trustee. The Corporation shall execute and the Note Trustee shall certify all Notes necessary to carry out exchanges as aforesaid. All Notes surrendered for exchange shall be cancelled.

(c)

Notes issued in exchange for Notes which at the time of such issue have been selected or called for redemption at a later date shall be deemed to have been selected or called for redemption in the same manner and shall have noted thereon a statement to that effect.

3.7	Closing of Registers

(a)	Neither the Corporation nor the Note Trustee nor any registrar shall be required to:

(i)	make transfers or exchanges or conversion of Fully-Registered Notes on any Interest Payment Date, on the Maturity Date or during the five Business Days preceding any such date;

(ii)	make transfers or exchanges of any Notes on the day of any selection by the Note Trustee of Notes to be redeemed or during the five preceding Business Days; or

(iii)	make transfers or exchanges of any Notes which will have been selected or called for redemption unless upon due presentation thereof for redemption such Notes shall not be redeemed.

(b)

Subject to any restriction herein provided, the Corporation with the approval of the Note Trustee may at any time close any register for the Notes, other than those kept at the principal offices of the Note Trustee in Montreal, Québec or Toronto, Ontario, and transfer the registration of any Notes registered thereon to another register (which may be an existing register) and thereafter such Notes shall be deemed to be registered on such other register. Notice of such transfer shall be given to the holders of such Notes.

3.8	Charges for Registration, Transfer and Exchange

For each Note exchanged, registered, transferred or discharged from registration, the Note Trustee or other registrar, except as otherwise herein provided, may make a reasonable charge for its services and in addition may charge a reasonable sum for each new Note issued (such amounts to be agreed upon from time to time by the Note Trustee and the Corporation), and payment of such charges and reimbursement of the Note Trustee or other registrar for any stamp taxes or governmental or other charges required to be paid shall be made by the party requesting such exchange, registration, transfer or discharge from registration as a condition precedent thereto. Notwithstanding the foregoing provisions, no charge shall be made to a Noteholder hereunder:

(a)	for any exchange, registration, transfer or discharge from registration of any Note applied for within a period of two months from the date of the first delivery of Notes;

(b)	for any exchange of a Global Note as contemplated in Section 3.2;

(c)	for any exchange of any Note resulting from a partial redemption under Section 4.2;

(d)	for any exchange of any Note resulting from a partial conversion under Section 5.4(d);

(e)	for any exchange of any Note resulting from a partial purchase under Section 2.2(e); or

(f)

for any exchange of any Note in denominations in excess of $1,000 for Notes of lesser denominations, provided that the Notes surrendered for exchange shall not have been issued as a result of any previous exchange other than an exchange pursuant to subsection (a) above.

3.9	Ownership of Notes

(a)

Unless otherwise required by law, the Person in whose name any registered Note is registered shall for all the purposes of this Indenture be and be deemed to be the owner thereof and payment of or on account of the principal of and premium, if any, on such Note and interest thereon shall be made to such registered holder.

(b)	Neither the Corporation nor the Note Trustee shall have any liability for:

(i)	any aspect of the records relating to the beneficial ownership of the Notes held by a Depository or of the payments relating thereto; or

(ii)	maintaining, supervising or reviewing any such records relating to the Notes.

(c)

The registered holder for the time being of any registered Note shall be entitled to the principal, premium, if any, and/or interest evidenced by such instruments, respectively, free from all equities or rights of compensation or counterclaim between the Corporation and the original or any intermediate holder thereof and all Persons may act accordingly and the receipt of any such registered holder for any such principal, premium or interest shall be a good discharge to the Corporation and/or the Note Trustee for the same and neither the Corporation nor the Note Trustee shall be bound to inquire into the title of any such registered holder.

(d)

Where Notes are registered in more than one name, the principal, premium, if any, and interest from time to time payable in respect thereof may be paid to the order of all such holders, failing written instructions from them to the contrary, and the receipt of any one of such holders therefore shall be a valid discharge, to the Note Trustee, any registrar and to the Corporation.

(e)

In the case of the death of one or more joint holders of any Note the principal, premium, if any, and interest from time to time payable thereon may be paid to the order of the survivor or survivors of such registered holders and the receipt of any such survivor or survivors therefor shall be a valid discharge to the Note Trustee and any registrar and to the Corporation.

ARTICLE 4

REDEMPTION AND PURCHASE OF NOTES

AND CERTAIN PAYMENTS ON MATURITY

4.1	Optional Redemption

The Notes will not be redeemable before June 30, 2021 (except in limited circumstances following a Change of Control as provided herein). On or after June 30, 2021 and prior to the Maturity Date, the Notes may be redeemed in whole or in part from time to time at the option of the Corporation on notice as provided for in Section 4.3 and at a price equal to the Redemption Price, provided that the Current Market Price on the date on which such notice of redemption is given is at least 130% of the Conversion Price and the Corporation shall have provided to the Note Trustee an Officer’s Certificate confirming such Current Market Price. The Redemption Notice for the Notes shall be in the form of Schedule B to this Indenture.

4.2	Partial Redemption

If less than all the Notes for the time being outstanding are at any time to be redeemed, the Notes to be so redeemed shall be selected by the Note Trustee on a pro rata basis to the nearest multiple of US$1,000 in accordance with the principal amount of the Notes registered in the name of each holder or in such other manner as the Note Trustee deems equitable, subject to the approval of the TSX or such other exchange on which the Notes are then listed, as may be required from time to time. Unless otherwise specifically provided in the terms of the Notes, no Note shall be redeemed in part unless the principal amount redeemed is US$1,000 or a multiple thereof. For this purpose, the Note Trustee may make, and from time to time vary, regulations with respect to the manner in which such Notes may be drawn for redemption in part or for redemption in cash and regulations so made shall be valid and binding upon all holders of such Notes notwithstanding the fact that as a result thereof one or more of such Notes may become subject to redemption in part only or for cash only. In the event that one or more of such Notes becomes subject to redemption in part only, upon surrender of any such Notes for payment of the Redemption Price, the Corporation shall execute and the Note Trustee shall certify and deliver without charge to the holder thereof or upon the holder’s order one or more new Notes for the unredeemed part of the principal amount of the Note or Notes so surrendered or, with respect to a Global Note, the Depository shall make notations on the Global Note of the principal amount thereof so redeemed. Unless the context otherwise requires, the terms “Note” or “Notes” as used in this Article 4 shall be deemed to mean or include any part of the principal amount of any Note which in accordance with the foregoing provisions has become subject to redemption.

4.3	Notice of Redemption

Notice of redemption (the “Redemption Notice”) of Notes shall be given to the holders of the Notes so to be redeemed not more than 60 days nor less than 40 days prior to the date fixed for redemption (the “Redemption Date”) in the manner provided in Section 14.2. Every such notice shall specify the aggregate principal amount of Notes called for redemption, the Redemption Date, the Redemption Price, and the places of payment and shall state that interest upon the principal amount of Notes called for redemption shall cease to accrue and be payable on and after the Redemption Date.

In the event that all Notes to be redeemed are registered Notes, publication shall not be required.

In the event that a holder of Notes exercises its conversion right pursuant to Article 5 following the Corporation giving a Redemption Notice, such holder shall be entitled to receive accrued and unpaid interest thereon, in addition to the applicable number of Shares to be received on conversion, for the period from the latest Interest Payment Date up to, but excluding, the date of conversion.

4.4	Notes Due on Redemption Date

Notice having been given as aforesaid, all the Notes so called for redemption shall thereupon be and become due and payable at the Redemption Price, on the Redemption Date specified in such notice, in the same manner and with the same effect as if it were the Maturity Date specified in such Notes, anything therein or herein to the contrary notwithstanding, and from and after such Redemption Date, if the monies necessary to redeem, or the Shares to be issued to redeem, such Notes shall have been deposited as provided in Section 4.5 and affidavits or other proof satisfactory to the Note Trustee as to the publication and/or mailing of such notices shall have been lodged with it, interest upon the Notes shall cease to accrue. If any question shall arise as to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Note Trustee whose decision shall be final and binding upon all parties in interest.

4.5	Deposit of Redemption Monies

Redemption of Notes shall be provided for by the Corporation depositing with the Note Trustee or any paying agent to the order of the Note Trustee, on or before 11:00 a.m. (Montreal Time) on the Business Day immediately prior to the Redemption Date specified in such notice, such sums of money as are sufficient to pay the Redemption Price of the Notes so called for redemption, provided the Corporation may elect to satisfy this requirement by providing the Note Trustee with one or more certified cheques or wire transfer for such amounts required under this Section 4.5 post-dated to the Redemption Date or by providing the Note Trustee with such funds through electronic transfer of funds on the Business Day immediately prior to the Redemption Date. The Corporation shall also deposit with the Note Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Note Trustee in connection with such redemption. Every such deposit shall be irrevocable. From the sums so deposited, or certificates so deposited, or both, the Note Trustee shall pay or cause to be paid, or issue or cause to be issued, to the holders of such Notes so called for redemption, upon surrender of such Notes, the principal, premium (if any) and interest (if any) to which they are respectively entitled on redemption, less applicable withholding taxes, if any.

4.6	Failure to Surrender Notes Called for Redemption

In case the holder of any Note so called for redemption shall fail on or before the Redemption Date to so surrender such holder’s Note, or shall not within such time accept payment of the Redemption Price payable or give such receipt therefor, if any, as the Note Trustee may require, such redemption monies may be set aside in trust, without interest, or such certificates may be held in trust, either in the deposit department of the Note Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the Noteholder of the sum so set aside and, to that extent, the Note shall thereafter not be considered as outstanding hereunder and the Noteholder shall have no other right except to receive payment out of the monies so paid and deposited upon surrender and delivery of such holder’s Note of the Redemption Price of such Note. In the event that any money required to be deposited hereunder with the Note Trustee or any depository or paying agent on account of principal, premium (if any) or interest, if any, on Notes issued hereunder shall remain so deposited for a period of six years from the Redemption Date, then such monies, together with any accumulated interest thereon or any distribution paid thereon, shall at the end of such period be paid over or delivered over by the Note Trustee or such depository or paying agent to the Corporation on its demand, and thereupon the Note Trustee shall not be responsible to Noteholders for any amounts owing to them and subject to applicable law, thereafter the holder of a Note in respect of which such money was so repaid to the Corporation shall have no rights in respect thereof except to obtain payment of the money or certificates due from the Corporation, subject to any prescription period provided by the laws of the Province of Québec. Notwithstanding the foregoing, the Note Trustee will pay any remaining funds prior to the expiry of six years after the Redemption Date to the Corporation upon receipt from the Corporation or one of its Subsidiaries of an unconditional letter of credit from a Canadian chartered bank in an amount equal to or in excess of the amount of the remaining funds. If the remaining funds are paid to the Corporation prior to the expiry of six years after the Redemption Date, the Corporation shall, prior to the payment by the Note Trustee, pay the Note Trustee the amounts required to be paid by the Note Trustee to a holder of a Note pursuant to the redemption after the date of such payment of the remaining funds to the Corporation but prior to six years after the redemption.

4.7	Cancellation of Notes Redeemed

Subject to the provisions of Sections 4.2 and 4.8 as to Notes redeemed or purchased in part, all Notes redeemed and paid under this Article 4 shall forthwith be delivered to the Note Trustee and cancelled and no Notes shall be issued in substitution therefor.

4.8	Purchase of Notes by the Corporation

Subject to Applicable Securities Legislation, the Corporation and any of its Affiliates may at any time and from time to time, purchase Notes in the market (which shall include purchases from or through an investment dealer or a firm holding membership on a recognized stock exchange) or by tender or by private contract, at any price, subject to regulatory requirements; provided, however, that if an Event of Default has occurred and is continuing, the Corporation and its Affiliates will not have the right to so purchase Notes. All Notes so purchased shall be delivered to the Note Trustee and cancelled and no Notes shall be issued in substitution therefor.

If, upon an invitation for tenders, more Notes are tendered at the same lowest price that the Corporation or an Affiliate is prepared to accept, the Notes to be purchased by the Corporation or by such Affiliate shall be selected by the Note Trustee on a pro rata basis or in such other manner consented to by the TSX or such other exchange on which the Notes are then listed which the Note Trustee considers appropriate, from the Notes tendered by each tendering Noteholder who tendered at such lowest price. For this purpose the Note Trustee may make, and from time to time amend, regulations with respect to the manner in which Notes may be so selected, and regulations so made shall be valid and binding upon all Noteholders, notwithstanding the fact that as a result thereof one or more of such Notes become subject to purchase in part only. The holder of a Note of which a part only is purchased, upon surrender of such Note for payment, shall be entitled to receive, without expense to such holder, one or more new Notes for the unpurchased part so surrendered, and the Note Trustee shall certify and deliver such new Note or Notes upon receipt of the Note so surrendered or, with respect to a Global Note, the Depository shall make notations on the Global Note of the principal amount thereof so purchased.

4.9	Deposit of Maturity Monies

Payment on maturity of Notes shall be provided for by the Corporation depositing with the Note Trustee or any paying agent to the order of the Note Trustee, on or before 11:00 a.m. (Montreal time) on the Business Day immediately prior to the Maturity Date such sums of money as may be sufficient to pay the principal amount of the Notes, together with a sum of money sufficient to pay all accrued and unpaid interest thereon up to but excluding the Maturity Date, provided the Corporation may elect to satisfy this requirement by providing the Note Trustee with one or more certified cheques or with funds by electronic transfer, for such amounts required under this Section 4.9. The Corporation shall also deposit with the Note Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Note Trustee in connection therewith. Every such deposit shall be irrevocable. From the sums so deposited, the Note Trustee shall pay or cause to be paid to the holders of such Notes, upon surrender of such Notes, the principal, premium (if any) and interest (if any) to which they are respectively entitled on maturity.

ARTICLE 5

CONVERSION OF NOTES

5.1	Conversion Right

(a)

Each holder of Notes shall have the right at such holder’s option, at any time prior to the close of business on the earliest of (i) the last Business Day immediately preceding the Maturity Date, (ii) the last Business Day immediately preceding the Redemption Date specified by the Corporation for redemption of the Notes by notice to the holders of Notes in accordance with Sections 2.2(c) and 4.3 of this Indenture, and (iii) the last Business Day immediately preceding the payment date in the event the Corporation is required to offer to repurchase the Notes in the event of a Change of Control in accordance with Section 2.2(e) of this Indenture (the earliest of which will be the “Time of Expiry” for the purposes of Article 5 of the Indenture in respect of the Notes), to convert the whole or, in the case of a Note of a denomination in excess of US$1,000, any part which is US$1,000 or an integral multiple thereof, of the principal amount of such Note into fully-paid and non-assessable Freely-Tradeable Shares at the Conversion Rate in effect on the Date of Conversion. Notwithstanding the foregoing, no Notes may be converted during the five Business Days preceding each Interest Payment Date.

(b)

The Conversion Rate in effect on the date hereof shall be equal to 67.3401 Shares for each US$1,000 principal amount of Notes, resulting in a Conversion Price as of the date hereof equal to US$14.85, subject to the terms of Section 5.6. Noteholders converting their Notes will receive, as the case may be, interest that has accrued but not been paid from the most recently completed Interest Payment Date to but excluding the date of conversion. Holders converting their Notes on an Interest Payment Date will receive the respective interest payment. The Conversion Rate applicable to the Shares, securities or other property receivable on the conversion of the Notes is subject to adjustment pursuant to the provisions of Section 5.5.

5.2	Notice of Expiry of Conversion Privilege

Notice of the Time of Expiry shall be given by or on behalf of the Corporation not more than 60 days and not less than 30 days prior to the date fixed for the Time of Expiry, in the manner provided in Section 14.2.

5.3	Revival of Right to Convert

If the redemption of any Note called for redemption by the Corporation is not made or the payment of the purchase price of any Note which has been tendered in acceptance of an offer by the Corporation to purchase Notes for cancellation is not made, in the case of a redemption upon due surrender of such Note or in the case of a purchase on the date on which such purchase is required to be made, as the case may be, then, provided the Time of Expiry has not passed, the right to convert such Notes shall revive and continue as if such Note had not been called for redemption or tendered in acceptance of the Corporation’s offer, respectively.

5.4	Manner of Exercise of Right to Convert

(a)

The holder of a Note desiring to convert such Note in whole or in part into Shares shall surrender such Note to the Note Trustee at its principal offices in Montreal, Québec or Toronto, Ontario together with the conversion notice in the form attached hereto as Schedule C, or any other written notice in a form satisfactory to the Note Trustee, duly executed by the holder or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Note Trustee, exercising his right to convert such Note in accordance with the provisions of this Article 5; provided that with respect to a Global Note, the obligation to surrender a Note to the Note Trustee shall be satisfied if the Note Trustee makes notation on the Global Note of the principal amount thereof so converted and the Note Trustee is provided with all other documentation which it may request. Such Noteholder shall be or, subject to payment of all applicable stamp or security transfer taxes or other governmental charges and compliance with all reasonable requirements of the Note Trustee, his nominee(s) or assignee(s) shall be entitled to be entered in the books of the Corporation as at the Date of Conversion (or such later date as is specified in Section 5.4(b)) as the holder of the number of Shares into which such Note is convertible as of the Business Day immediately following the Date of Conversion in accordance with the provisions of this Article 5 and, as soon as practicable thereafter, the Corporation shall (i) deliver to such Noteholder or, subject as aforesaid, his nominee(s) or assignee(s), a certificate or certificates for such Shares and (ii) make or cause to be made any payment of interest to which such holder is entitled in accordance with Section 5.4(e) hereof or in respect of fractional Shares as provided in Section 5.6. Where the Depository is the registered holder of the Note, the Note Trustee shall accept delivery of and act upon a Depository letter of instruction in place of a conversion notice signed by the registered holder, containing all pertinent conversion information and accompanied by such other documentation submitted by the Depository which the Note Trustee may deem satisfactory to effect the conversion being requested.

(b)

For the purposes of this Article 5, a Note shall be deemed to be surrendered for conversion on the date on which it is so surrendered when the register of the Note Trustee is open and in accordance with the provisions of this Article 5 or, in the case of a Global Note, on the date which the Note Trustee received notice of and all necessary documentation in respect of the exercise of the conversion rights and, in the case of a Note so surrendered by post or other means of transmission, on the date on which it is received by the Note Trustee at its offices specified in Section 5.4(a); provided that if a Note is surrendered for conversion on a day on which the register of Shares is closed the Person or Persons entitled to receive Shares shall become the holder or holders of record of such Shares as at the date on which such register is next reopened (in each case, the “Date of Conversion”).

(c)

Any part, being US$1,000 or an integral multiple thereof, of a Note in a denomination in excess of US$1,000 may be converted as provided in this Article and all references in this Indenture to conversion of Notes shall be deemed to include conversion of such part.

(d)

Upon a holder of any Note exercising the right of conversion in respect of only a part of the Note and surrendering such Note to the Note Trustee, in accordance with Section 5.4(a) the Note Trustee shall cancel the same and shall without charge forthwith certify and deliver to the holder a new Note or Notes in an aggregate principal amount equal to the unconverted part of the principal amount of the Note so surrendered or, with respect to a Global Note, the Note Trustee shall make notations on the Global Note of the principal amount thereof so converted.

(e)

The holder of a Note surrendered for conversion in accordance with this Section 5.4 shall be entitled to receive accrued and unpaid interest in respect thereof from the last Interest Payment Date up to but excluding the Date of Conversion. The Shares issued upon such conversion shall participate only in respect of distributions or dividends declared in favour of shareholders of record on and after the Business Day immediately after the Date of Conversion or such later date as such holder shall become the holder of record of such Shares pursuant to Section 5.4(b), from which applicable date such Shares will for all purposes be and be deemed to be issued and outstanding as fully paid and non-assessable Shares.

(f)

In the event of a conversion of Notes into Freely-Tradeable Shares where the holder is subject to withholding taxes, the Note Trustee, on a Written Direction of the Corporation but for the account of the holder, shall sell, or cause to be sold through the investment banks, brokers or dealers selected by the Corporation, out of the Freely-Tradeable Shares issued by the Corporation for this purpose, such number of Freely-Tradeable Shares that together with any cash payment in lieu of fractional Shares, if any, is sufficient to yield net proceeds (after payment of all costs) to cover the amount of taxes required to be withheld, and shall remit same on behalf of the Corporation to the proper tax authorities within the period of time prescribed for this purpose under applicable laws. Any amount of net proceeds (after payment of all costs) in excess of the amount required by applicable law to be withheld will be remitted to the Noteholder.

5.5	Adjustment of Conversion Rate

The Conversion Rate in effect at any date shall be subject to adjustment from time to time as set out below.

(a)

If and whenever at any time prior to the Time of Expiry the Corporation shall (i) subdivide or redivide the outstanding Shares into a greater number of shares, (ii) reduce, combine or consolidate the outstanding Shares into a smaller number of shares, or (iii) issue Shares or securities convertible into Shares by way of a dividend or distribution, the Conversion Rate in effect on the effective date of such subdivision, redivision, reduction, combination or consolidation or on the record date for such issue of Shares by way of a dividend or distribution, as the case may be, shall in the case of any of the events referred to in (i) and (iii) above be increased in proportion to the number of outstanding Shares resulting from such subdivision, redivision, dividend or distribution, or shall, in the case of any of the events referred to in (ii) above, be decreased in proportion to the number of outstanding Shares resulting from such reduction, combination or consolidation. Such adjustment shall be made successively whenever any event referred to in this Section 5.5(a) shall occur. Any such issue of Shares by way of a dividend or distribution shall be deemed to have been made on the record date for the dividend or distribution for the purpose of calculating the number of outstanding Shares under subsections (b) and (c) of this Section 5.5.

(b)

If and whenever at any time prior to the Time of Expiry the Corporation shall fix a record date for the issuance of options, rights or warrants to all or substantially all the holders of its outstanding Shares entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Shares (or securities convertible into Shares) at a price per Share (or having a conversion or exchange price per Share) that is less than 95% of the Current Market Price on such record date, the Conversion Rate shall be adjusted immediately after such record date so that it shall equal the rate determined by multiplying the Conversion Rate in effect on such record date by a fraction, of which the denominator shall be the total number of Shares outstanding on such record date plus a number of Shares equal to the quotient obtained by dividing the aggregate price of the total number of additional Shares offered for subscription or purchase (or the aggregate conversion or exchange price of the convertible securities so offered) by such Current Market Price per Share, and of which the numerator shall be the total number of Shares outstanding on such record date plus the total number of additional Shares offered for subscription or purchase (or into which the convertible securities so offered are convertible). Such adjustment shall be made successively whenever such a record date is fixed. To the extent that any such options, rights or warrants are not so issued or any such options, rights or warrants are not exercised prior to the expiration thereof, the Conversion Rate shall be readjusted to the Conversion Rate which would then be in effect if such record date had not been fixed or to the Conversion Rate which would then be in effect if only the number of Shares (or securities convertible into Shares) actually issued upon the exercise of such options, rights or warrants were included in such fraction, as the case may be.

(c)

If and whenever at any time prior to the Time of Expiry the Corporation shall fix a record date for the making of a distribution to all or substantially all the holders of its outstanding Shares of (i) shares of any class other than Shares, (ii) rights, options or warrants (excluding rights, options or warrants described in (b) above), (iii) evidences of its indebtedness, or (iv) other assets (including cash) then, in each such case, the Conversion Rate shall be adjusted immediately after such record date so that it shall equal the rate determined by multiplying the Conversion Rate in effect on such record date by a fraction, of which the denominator shall be (A) the total number of Shares outstanding on such record date multiplied by the Current Market Price per Share on such record date, less (B) the fair market value, in US dollars (as determined in good faith by the Board of Directors, with the approval of the Note Trustee, which determination shall be conclusive), of such shares or rights, options or warrants or evidences of indebtedness or assets so distributed, and of which the numerator shall be the total number of Shares outstanding on such record date multiplied by such Current Market Price per Share. Such adjustment shall be made successively whenever such a record date is fixed. To the extent that such distribution is not so made, the Conversion Rate shall be re-adjusted to the Conversion Rate which would then be in effect if such record date had not been fixed or to the Conversion Rate which would then be in effect based upon such shares or rights, options or warrants or evidences of indebtedness or assets actually distributed, as the case may be.

(d)

If and whenever at any time prior to the Time of Expiry, there is a reclassification of the Shares or a capital reorganization or change of the Corporation other than as described in Section 5.5(a) or a consolidation, amalgamation, arrangement, binding share exchange or merger of the Corporation with or into any other Person or other entity or other combination pursuant to which the Shares are converted into or acquired for cash, securities or other property; or any sale, or conveyance or other disposition of the property and assets of the Corporation as an entirety or substantially as an entirety to any other Person (other than a direct or indirect wholly-owned Subsidiary of the Corporation) or other entity or a liquidation, dissolution or winding-up of the Corporation, any holder of a Note who has not exercised its right of conversion prior to the effective time of such reclassification, capital reorganization, change, consolidation, amalgamation, arrangement, binding share exchange, merger, sale, transfer, dispositions or liquidation, dissolution or winding-up, upon the exercise of such right thereafter, shall be entitled to receive and shall accept, in lieu of the number of Shares then sought to be acquired by it, the kind and amount of cash, the number of shares or other securities or property of the Corporation or of the Person or other entity resulting from such reclassification, capital reorganization, change, consolidation, amalgamation, arrangement, binding share exchange, merger, or to which such sale, transfer, disposition may be made or which holders of Shares receive pursuant to such liquidation, dissolution or winding-up, as the case may be, that such holder of a Note would have been entitled to receive on such reclassification, capital reorganization, change, consolidation, amalgamation, arrangement, binding share exchange or merger, sale, transfer, dispositions or liquidation, dissolution or winding-up, if, on the record date or the effective date thereof, as the case may be, the holder had been the registered holder of the number of Shares sought to be acquired by it and to which it was entitled to acquire upon the exercise of the conversion right. The Corporation shall give notice in writing to Noteholders at least 30 days prior to the record date or effective date thereof and by press release stating the consideration into which the Notes will be convertible after the record date or effective date thereof. If determined appropriate by the Board of Directors to give effect to or to evidence the provisions of this Section 5.5(d), the Corporation, its successor, or such purchasing Person or other entity, as the case may be, shall, prior to or contemporaneously with any such reclassification, capital reorganization, change, consolidation, amalgamation, arrangement, binding share exchange, merger, sale, transfer, dispositions or liquidation, dissolution or winding-up or other similar transaction, enter into an indenture which shall provide, to the extent possible, for the application of the provisions set out in this Indenture with respect to the rights and interests thereafter of the holder of Notes to the end that the provisions set out in this Indenture shall thereafter correspondingly be made applicable, as nearly as may reasonably be, with respect to any shares or other securities or property to which a holder of Notes is entitled on the exercise of its conversion rights thereafter. Any indenture entered into between the Corporation, any successor to the Corporation or such purchasing Person or other entity and the Note Trustee shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided in this Section 5.5(d) and which shall apply to successive reclassifications, capital reorganizations, changes, consolidations, amalgamations, mergers, sales, transfers, dispositions and to any successive liquidation, dissolution or winding up or other similar transaction. For greater certainty, nothing in this Section 5.5(d) shall affect or reduce the requirement for any Person to make a Change of Control Purchase Offer or to pay the Make Whole Premium in accordance with Section 2.2, and notice of any transaction to which this Section 5.5(d) applies shall be given in accordance with Section 5.10. The Corporation shall not become a party to any reclassification, capital reorganization, change, consolidation, amalgamation, arrangement, binding share exchange, merger, sale, transfer, dispositions or liquidation, dissolution or winding-up unless its terms are consistent with this Section 5.5(d).

(e)

If any issuer bid made by the Corporation or any of its Subsidiaries for all or any portion of Shares shall expire, then, if the issuer bid shall require the payment to shareholders of consideration per Share having a fair market value (determined as provided below) that exceeds the Current Market Price on the last date (the “Expiration Date”) tenders could have been made pursuant to such issuer bid (as it may be amended) (the last time at which such tenders could have been made on the Expiration Date is hereinafter sometimes called the “Expiration Time”), then the Conversion Rate shall be adjusted so that it shall equal the rate determined by multiplying the Conversion Rate in effect immediately preceding the close of business on the Expiration Date by a fraction of which (i) the numerator shall be the sum of (A) the fair market value of the aggregate consideration (the fair market value as determined in good faith by the Board of Directors, whose determination shall be conclusive evidence of such fair market value and which shall be evidenced by an Officer’s Certificate delivered to the Trustee) payable to shareholders based on the acceptance (up to any maximum specified in the terms of the issuer bid) of all Shares validly tendered and not withdrawn as of the Expiration Time (the Shares deemed so accepted, up to any such maximum, being referred to as the “Purchased Shares”) and (B) the product of the number of Shares outstanding (less any Purchased Shares) at the Expiration Time and the Current Market Price on the Expiration Date, and (ii) the denominator of which shall be the product of the number of Shares outstanding (including Purchased Shares) at the Expiration Time multiplied by the Current Market Price on the Expiration Date, such increase to become effective immediately preceding the opening of business on the Business Day following the Expiration Date. In the event that the Corporation is obligated to purchase Shares pursuant to any such issuer bid, but the Corporation is permanently prevented by applicable law from effecting any or all such purchases or any or all such purchases are rescinded, the Conversion Rate shall again be adjusted to be the Conversion Rate which would have been in effect based upon the number of Shares actually purchased, if any. If the application of this Section 5.5(e) to any issuer bid would result in a decrease in the Conversion Rate, no adjustment shall be made for such issuer bid under this Section 5.5(e).

(f)

For purposes of this Section 5.5(f), the term “issuer bid” shall mean an issuer bid under Applicable Securities Legislation or a take-over bid under Applicable Securities Legislation by a Subsidiary of the Corporation for the Shares but shall exclude a repurchase under a normal course issuer bid, and all references to “purchases” of Shares in issuer bids (and all similar references) shall mean and include the purchase of Shares in issuer bids and all references to “tendered Shares” (and all similar references) shall mean and include Shares tendered in issuer bids. If the exercise, purchase or conversion price provided for in any rights, options, warrants or other securities exchangeable for or convertible into Shares (the “Exercise Price”) referred to in Section 5.5(b) or 5.5(c) is decreased, the Conversion Rate will forthwith be changed so as to increase the Conversion Rate to the Conversion Rate that would have been obtained if the adjustment to the Conversion Rate made under Section 5.5(b) or 5.5(c), as the case may be, with respect to such rights, options, warrants or other securities exchangeable for or convertible into Shares had been made on the basis of the Exercise Price as so decreased, provided that the terms of this Section 5.5(f) will not apply to any decrease in the Exercise Price resulting from terms in any such rights, options, warrants or convertible securities designed to prevent dilution except to the extent that the resulting increase in the Conversion Rate under this Section 5.5(f) would be greater than the increase, if any, in the Conversion Rate to be made under the terms of this Article 5 by virtue of the occurrence of the event giving rise to such decrease in the Exercise Price.

(g)

In any case in which this Section 5.5 shall require that an adjustment shall become effective immediately after a record date for an event referred to herein, the Corporation may defer, until the occurrence of such event, issuing to the holder of any Note converted after such record date and before the occurrence of such event the additional Shares issuable upon such conversion by reason of the adjustment required by such event before giving effect to such adjustment; provided, however, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder’s right to receive such additional Shares upon the occurrence of the event requiring such adjustment and the right to receive any distributions made on such additional Shares declared in favour of holders of record of Shares on and after the Date of Conversion or such later date as such holder would, but for the provisions of this Section 5.5(g), have become the holder of record of such additional Shares pursuant to Section 5.4(b).

(h)

The adjustments provided for in this Section 5.5 are cumulative and shall apply to successive subdivisions, redivisions, reductions, combinations, consolidations, distributions, issues or other events resulting in any adjustment under the provisions of this Section, provided that, notwithstanding any other provision of this Section, no adjustment of the Conversion Rate shall be required unless such adjustment would have the effect of increasing or decreasing by at least 1% the Conversion Price then in effect; provided however, that any adjustments which by reason of this Section 5.5(h) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

(i)	For the purpose of calculating the number of Shares outstanding, Shares owned by or for the benefit of the Corporation shall not be counted.

(j)

In the event of any question arising with respect to the adjustments provided in this Section 5.5, such question shall be conclusively determined by a firm of nationally recognized chartered accountants appointed by the Corporation and acceptable to the Note Trustee (who shall not be the auditors of the Corporation); such accountants shall have access to all necessary records of the Corporation and such determination shall be binding upon the Corporation, the Note Trustee, and the Noteholders. The fees and expenses of such accountants shall be borne by the Corporation.

(k)

In case the Corporation shall take any action affecting the Shares other than action described in this Section 5.5, which in the opinion of the Board of Directors, would materially affect the rights of Noteholders, the Conversion Rate shall be increased in such manner and at such time, by action of the Board of Directors, subject to the prior written consent of the TSX (or, if the Notes are not listed thereon, on such other exchange on which the Notes are then listed), as the Board of Directors in their sole discretion may determine to be equitable in the circumstances. Failure of the Board of Directors to make such an adjustment shall be conclusive evidence that they have determined that it is equitable to make no adjustment in the circumstances.

(l)

Subject to the prior written consent of the TSX or such other exchange on which the Notes are then listed, no adjustment in the Conversion Rate shall be made in respect of any event described in Section 5.5 other than the events described in Section 5.5(a)(i) or 5.5(a)(ii) if the holders of the Notes are entitled to participate in such event on the same terms mutatis mutandis as if they had converted their Notes prior to the effective date or record date, as the case may be, of such event.

(m)

Except as stated above in this Section 5.5, no adjustment will be made in the Conversion Rate for any Notes as a result of the issuance of Shares by way of private placement to investors on a prospectus exempt basis, or by way of a prospectus which is made to the public in general, at less than the Current Market Price for such Shares on the date of issuance or the then applicable Conversion Price.

5.6	No Requirement to Issue Fractional Shares

The Corporation shall not be required to issue fractional Shares upon the conversion of Notes pursuant to this Article. If more than one Note shall be surrendered for conversion at one time by the same holder, the number of whole Shares issuable upon conversion thereof shall be computed on the basis of the aggregate principal amount of such Notes to be converted. If any fractional interest in a Share would, except for the provisions of this Section, be deliverable upon the conversion of any principal amount of Notes, the Corporation shall, in lieu of delivering any certificate representing such fractional interest, make a cash payment to the holder of such Note of an amount equal to the fractional interest which would have been issuable multiplied by the Current Market Price on the Date of Conversion of such fractional interest (less applicable withholding taxes, if any).

5.7	Corporation to Reserve Shares

The Corporation covenants with the Note Trustee that it will at all times reserve and keep available out of its authorized Shares, solely for the purpose of issue upon conversion of Notes as provided in this Article 5, and conditionally allot to Noteholders who may exercise their conversion rights hereunder, such number of Shares as shall then be issuable upon the conversion of all outstanding Notes. The Corporation covenants with the Note Trustee that all Shares which shall be so issuable shall be duly and validly issued as fully-paid, non-assessable Freely-Tradeable Shares.

5.8	Cancellation of Converted Notes

Subject to the provisions of Section 5.4 as to Notes converted in part, all Notes converted in whole or in part under the provisions of this Article shall be forthwith delivered to and cancelled by the Note Trustee and no Note shall be issued in substitution therefor.

5.9	Certificate as to Adjustment

The Corporation shall from time to time immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Section 5.5, deliver an Officer’s Certificate to the Note Trustee specifying the nature of the event requiring the same and the amount of the adjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based, which certificate and the amount of the adjustment specified therein shall be verified by an opinion of a firm of nationally recognized chartered accountants appointed by the Corporation and acceptable to the Note Trustee (who shall not be the auditors of the Corporation) and shall be conclusive and binding on all parties in interest. The fees and expenses of such accountants shall be borne by the Corporation. When so approved, the Corporation shall, except in respect of any subdivision, redivision, reduction, combination or consolidation of the Shares, forthwith give notice to the Noteholders in the manner provided in Section 14.2 specifying the event requiring such adjustment or readjustment and the results thereof, including the resulting Conversion Rate.

5.10	Notice of Special Matters

The Corporation covenants with the Note Trustee that so long as any Note remains outstanding, it will give notice to the Note Trustee, and to the Noteholders in the manner provided in Section 14.2, of its intention to fix a record date for any event referred to in Section 5.5(a), 5.5(b) or 5.5(c) (other than the subdivision, redivision, reduction, combination or consolidation of its Shares) which may give rise to an adjustment in the Conversion Rate, and, in each case, such notice shall specify the particulars of such event and the record date and the effective date for such event; provided that the Corporation shall only be required to specify in such notice such particulars of such event as shall have been fixed and determined on the date on which such notice is given. Such notice shall be given not less than 14 days in each case prior to such applicable record date.

In addition, the Corporation covenants with the Note Trustee that so long as any Note remains outstanding, it will give notice to the Note Trustee, and to the Noteholders in the manner provided in Section 14.2, at least 30 days prior to the (i) effective date of any transaction referred to in Section 5.5(d) stating the consideration into which the Notes will be convertible after the effective date of such transaction, and (ii) Expiration Date of any transaction referred to in Section 5.5(e) stating the consideration paid per Share in such transaction.

5.11	Protection of Note Trustee

Subject to Section 15.3, the Note Trustee:

(a)

shall not at any time be under any duty or responsibility to any Noteholder to determine whether any facts exist which may require any adjustment in the Conversion Rate, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

(b)

shall not be accountable with respect to the validity or value (or the kind or amount) of any Shares or other securities or property which may at any time be issued or delivered upon the conversion of any Note;

(c)

shall not be responsible for any failure of the Corporation to make any cash payment or to issue, transfer or deliver Shares or Share certificates upon the surrender of any Note for the purpose of conversion, or to comply with any of the covenants contained in this Article; and

(d)	shall be entitled to act and rely on any adjustment calculation of the Corporation.

5.12	Payment of Cash in Lieu of Shares

Upon conversion, the Corporation may offer and the converting holder may agree to the delivery of cash for all or a portion of the Notes surrendered in lieu of Shares.

5.13	Restricted CUSIP or U.S. Legend on Certain Shares

Each Share issued upon conversion of Notes represented by the Restricted Notes shall be represented by a certificate with a restricted CUSIP for Shares and each certificate representing Shares issued upon conversion of Notes bearing the U.S. Legend shall have imprinted or otherwise reproduced thereon such legend or legends in substantially the form of Schedule F attached hereto; provided that if such Shares are being sold in compliance with the requirements of Rule 904 of Regulation S and in compliance with local laws and regulations, and provided that the Corporation is a “foreign issuer” within the meaning of Regulation S at the time of issuance of such Shares, the U.S. Legend may be removed or the Shares may be transferred from the restricted CUSIP by providing a declaration to the registrar and transfer agent for the Shares, substantially as set forth in Schedule G (or as the Corporation or the registrar and transfer agent for the Shares may prescribe from time to time), together with any other evidence reasonably requested by the Corporation or the registrar and transfer agent for the Shares, which evidence may include an opinion of counsel of recognized standing, in form and substance reasonably satisfactory to the Corporation and the registrar and transfer agent for the Share, to the effect that the transfer is being made in compliance with Rule 904 of Regulation S; and provided further that, if any such Shares are being sold in accordance with Rule 144 under the 1933 Act, Shares may be transferred from the restricted CUSIP or the U.S. Legend may be removed by delivery to the registrar and transfer agent for the Share, of an opinion of counsel of recognized standing, in form and substance reasonably satisfactory to the registrar and transfer agent for the Share and the Corporation, that the transfer out of the restricted CUSIP is permissible or that the U.S. Legend is no longer required under applicable requirements of the 1933 Act or applicable state securities laws. Provided that the registrar and transfer agent for the Share obtains confirmation from the Corporation that such counsel is satisfactory to it, it shall be entitled to rely on such opinion of counsel without further inquiry.

ARTICLE 6

COVENANTS OF THE CORPORATION

The Corporation hereby covenants and agrees with the Note Trustee for the benefit of the Note Trustee and the Noteholders, that so long as any Notes remain outstanding:

6.1	To Pay Principal, Premium (if any) and Interest

The Corporation will duly and punctually pay or cause to be paid to every Noteholder the principal of, premium (if any) and interest accrued on the Notes of which it is the holder on the dates, at the places and in the manner mentioned herein and in the Notes.

6.2	To Pay Note Trustee’s Remuneration

The Corporation will pay the Note Trustee reasonable remuneration for its services as Note Trustee hereunder and will repay to the Note Trustee on demand all monies which shall have been paid by the Note Trustee in connection with the execution of the trusts hereby created and such monies including the Note Trustee’s remuneration, shall be payable out of any funds coming into the possession of the Note Trustee in priority to payment of any principal of the Notes or interest thereon. Any amount due under this Section 6.2 and unpaid thirty days after written request for such payment shall bear interest from the expiration of such thirty days at a rate per annum equal to the then rate charged by the Note Trustee under similar indentures from time to time, payable on demand. Such remuneration shall continue to be payable until the trusts hereof be finally wound up and whether or not the trusts of this Indenture shall be in the course of administration by or under the direction of a court of competent jurisdiction.

6.3	To Give Notice of Default

The Corporation shall notify the Note Trustee in writing immediately upon obtaining knowledge of any Event of Default hereunder.

6.4	Preservation of Existence, etc.

Subject to the express provisions hereof, the Corporation will carry on and conduct its activities, and cause its Subsidiaries to carry on and conduct their businesses, in a proper, efficient and business-like manner and in accordance with good business practices; and, subject to the express provisions hereof and it will do or cause to be done all things necessary to preserve and keep in full force and effect the existence of the Corporation and each of the Guarantors.

6.5	Keeping of Books

The Corporation will keep or cause to be kept proper books of record and account, in which full and correct entries shall be made of all financial transactions and the assets and business of the Corporation in accordance with generally accepted accounting principles.

6.6	Financial Statements

The Corporation will furnish to the Note Trustee copies of its consolidated financial statements (including any report of the auditors thereon), whether annual or quarterly, at the same time as such financial statements are filed with securities regulatory authorities (provided that the filing of the Corporation’s financial statements, whether annual or quarterly and any report of the auditors thereon on SEDAR in accordance with Applicable Securities Legislation shall satisfy the Corporation’s obligation to furnish the Note Trustee with copies of same).

6.7	Annual Certificate of Compliance

The Corporation shall deliver to the Note Trustee, within 120 days after the end of each calendar year (and at any reasonable time upon demand by the Note Trustee), an Officer’s Certificate as to the knowledge of such Director or an Authorized Officer of the Corporation who executes the Officer’s Certificate, of the Corporation’s compliance with all conditions and covenants of this Indenture certifying that after reasonable investigation and inquiry, the Corporation has complied with all covenants, conditions or other requirements contained in this Indenture, the non-compliance with which could, with the giving of notice, lapse of time or otherwise, constitute an Event of Default hereunder, or if such is not the case, setting forth with reasonable particulars the circumstances of any failure to comply and any steps taken or proposed to be taken to remedy such Event of Default.

6.8	No Dividend or Distributions on Shares if Event of Default

The Corporation shall not declare or make any dividend or distribution to the holders of its issued and outstanding Shares after the occurrence of an Event of Default unless and until such default shall have been cured or waived or shall have ceased to exist.

6.9	Performance of Covenants by Note Trustee

If the Corporation shall fail to perform any of its covenants contained in this Indenture, the Note Trustee may notify the Noteholders of such failure on the part of the Corporation or may itself perform any of the covenants capable of being performed by it, but (subject to Sections 7.2 and 15.3) shall be under no obligation to do so or to notify the Noteholders. All sums so expended or advanced by the Note Trustee shall be repayable as provided in Section 6.2. No such performance, expenditure or advance by the Note Trustee shall be deemed to relieve the Corporation of any default hereunder.

6.10	Maintain Listing

The Corporation shall use commercially reasonable efforts to ensure that the Notes and the Shares are listed and posted for trading on the TSX, to maintain such listing and posting for trading of the Shares and the Notes on the TSX, and to maintain the Corporation’s status as a “reporting issuer” not in default under Applicable Securities Legislation.

ARTICLE 7

DEFAULT

7.1	Events of Default

Each of the following events constitutes, and is herein sometimes referred to as, an “Event of Default”:

(a)	failure for 15 days to pay interest on the Notes when due;

(b)

failure to pay principal or premium, if any, on the Notes when due whether at maturity, upon redemption, or a Change of Control by declaration or otherwise (whether by way of payment of cash or delivery of Shares);

(c)

default in the delivery, when due, of all cash and any Shares or other consideration, including any Make-Whole Premium Shares, payable on conversion with respect to the Notes which default continues for 15 days;

(d)

default in the observance or performance of any covenant or condition of this Indenture by the Corporation or if any Guarantor defaults in the performance or observance of any covenant, agreement or condition in its Guarantee, and the failure to cure (or obtain a waiver for) such default for a period of 30 days after notice in writing has been given to the Corporation or any Guarantor by the Note Trustee or by the holders of not less than 25% in principal amount of the Notes then outstanding specifying such default and requiring the Corporation or any Guarantor to rectify such default or obtain a waiver for same;

(e)

if a decree or order of a court having jurisdiction is entered adjudging the Corporation or any Guarantor a bankrupt or insolvent under the Bankruptcy and Insolvency Act (Canada) or any other bankruptcy, insolvency or similar laws, or if a sequestration or process of execution is issued against, or against any material part of, the property of the Corporation or any Guarantor, or appointing a receiver of, or any substantial part of, the property of the Corporation or any Guarantor or ordering the winding-up or liquidation of its affairs, and any such decree or order continues unstayed and in effect for a period of 60 days;

(f)

if the Corporation or any Guarantor institutes proceedings to be adjudicated bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it under the Bankruptcy and Insolvency Act (Canada) or any other bankruptcy, insolvency or similar laws, or consents to the filing of any such petition or to the appointment of a receiver of, or any substantial part of, the property of the Corporation or any Guarantor or makes a general assignment for the benefit of creditors, or admits in writing its inability to pay its debts generally as they become due;

(g)

if any proceedings with respect to the Corporation or any Guarantor are taken with respect to a compromise or arrangement, including under the Companies’ Creditors Arrangement Act (Canada) or the Business Corporations Act (Québec);

(h)

if a default occurs or exists under any indenture, agreement or other instrument evidencing or governing indebtedness for money borrowed by the Corporation or any Guarantor having an outstanding principal amount in excess of US$10 million (or the equivalent amount in any other currency) individually or in the aggregate and as a result of such default, such indebtedness is accelerated and has become due and payable before the date it would otherwise have been due and payable; or

(i)

if a resolution is passed for the winding-up or liquidation of the Corporation or any Guarantor except in the course of carrying out or pursuant to a transaction in respect of which the conditions of Section 10.1 are duly observed and performed.

In each and every such Event of Default the Note Trustee may, in its discretion, but subject to the provisions of this Section, and shall, upon receipt of a request in writing signed by the holders of not less than 25% in principal amount of the Notes then outstanding, subject to the provisions of Section 7.3, by notice in writing to the Corporation declare the principal of, premium, if any, and interest on all Notes then outstanding and all other monies outstanding hereunder to be due and payable and the same shall forthwith become immediately due and payable to the Note Trustee, and the Corporation shall forthwith pay to the Note Trustee for the benefit of the Noteholders such principal (and premium, if any), accrued and unpaid interest and interest on amounts in default on such Notes (and, where such a declaration is based upon a voluntary winding-up or liquidation of the Corporation, the premium, if any, on the Notes then outstanding which would have been payable upon the redemption thereof by the Corporation on the date of such declaration) and all other monies outstanding hereunder, together with subsequent interest at the rate borne by the Notes on such principal (and premium, if any), interest and such other monies from the date of such declaration until payment is received by the Note Trustee, such subsequent interest to be payable at the times and places and in the monies mentioned in and according to the tenor of the Notes. Such payment when made shall be deemed to have been made in discharge of the Corporation’s obligations hereunder and any monies so received by the Note Trustee shall be applied in the manner provided in Section 7.6.

7.2	Notice of Events of Default

If an Event of Default shall occur and be continuing the Note Trustee shall, within 30 days after it receives written notice of the occurrence of such Event of Default, give notice of such Event of Default to the Noteholders in the manner provided in Section 14.2, provided that notwithstanding the foregoing, unless the Note Trustee shall have been requested to do so by the holders of at least 25% of the principal amount of the Notes then outstanding, the Note Trustee shall not be required to give such notice if the Note Trustee in good faith shall have determined that the withholding of such notice is in the best interests of the Noteholders and shall have so advised the Corporation in writing.

When notice of the occurrence of an Event of Default has been given and the Event of Default is thereafter cured, notice that the Event of Default is no longer continuing shall be given by the Note Trustee to the Noteholders within 15 days after the Note Trustee becomes aware the Event of Default has been cured.

7.3	Waiver of Default

Upon the happening of any Event of Default hereunder:

(a)

the holders of the Notes shall have the power (in addition to the powers exercisable by Extraordinary Resolution as hereinafter provided) by requisition in writing by the holders of more than 50% of the principal amount of Notes then outstanding or by Extraordinary Resolution of Noteholders at a meeting held in accordance with Article 12 hereof, to instruct the Note Trustee to waive any Event of Default and to cancel any declaration made by the Note Trustee pursuant to Section 7.1 and the Note Trustee shall thereupon waive the Event of Default and cancel such declaration, or either, upon such terms and conditions as shall be prescribed in such requisition; and

(b)

the Note Trustee, so long as it has not become bound to declare the principal and interest on the Notes then outstanding to be due and payable, or to obtain or enforce payment of the same, shall have power to waive any Event of Default if, in the Note Trustee’s opinion, the same shall have been cured or adequate satisfaction made therefor, and in such event to cancel any such declaration theretofore made by the Note Trustee in the exercise of its discretion, upon such terms and conditions as the Note Trustee may deem advisable.

No such act or omission either of the Note Trustee or of the Noteholders shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default or the rights resulting therefrom.

7.4	Enforcement by the Note Trustee

Subject to the provisions of Section 7.3 and to the provisions of any Extraordinary Resolution that may be passed by the Noteholders and to the provisions of this Section, if the Corporation shall fail to pay to the Note Trustee, forthwith after the same shall have been declared to be due and payable under Section 7.1, the principal of and premium (if any) and interest on all Notes then outstanding, together with any other amounts due hereunder, the Note Trustee may in its discretion and shall upon receipt of a request in writing signed by the holders of not less than 25% in principal amount of the Notes then outstanding and upon being funded and indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed in its name as Note Trustee and as fondé de pouvoir (holder of the power of attorney) of the Noteholders hereunder to obtain or enforce payment of such principal of and premium (if any) and interest on all the Notes then outstanding together with any other amounts due hereunder by such proceedings authorized by this Indenture or by law as the Note Trustee in such request shall have been directed to take, or if such request contains no such direction, or if the Note Trustee shall act without such request, then by such proceedings authorized by this Indenture or by law as the Note Trustee shall deem expedient.

The Note Trustee shall be entitled and empowered, either in its own name on behalf of all the Noteholders and as the fondé de pouvoir (holder of power of attorney) of the Noteholders, or in any one or more of such capacities, to file such proof of debt, amendment of proof of debt, claim, petition or other document as may be necessary or advisable in order to have the claims of the Note Trustee and of the holders of the Notes allowed in any insolvency, bankruptcy, liquidation or other judicial proceedings relative to the Corporation or any Guarantor or their creditors or relative to or affecting their property. The Note Trustee is hereby irrevocably appointed (and the successive respective holders of the Notes by taking and holding the same shall be conclusively deemed to have so appointed the Note Trustee) the fondé de pouvoir (holder of the power of attorney) of the respective holders of the Notes with authority to make and file in the respective names of the holders of the Notes or on behalf of the holders of the Notes as a class, subject to deduction from any such claims of the amounts of any claims filed by any of the holders of the Notes themselves, any proof of debt, amendment of proof of debt, claim, petition or other document in any such proceedings and to receive payment of any sums becoming distributable on account thereof, and to execute any such other papers and documents and to do and perform any and all such acts and things for and on behalf of such holders of the Notes, as may be necessary or advisable in the opinion of the Note Trustee, in order to have the respective claims of the Note Trustee and of the holders of the Notes against the Corporation or any Guarantor or any of their respective property allowed in any such proceeding, and to receive payment of or on account of such claims; provided, however, that subject to Section 7.3, nothing contained in this Indenture shall be deemed to give to the Note Trustee, unless so authorized by Extraordinary Resolution, any right to accept or consent to any plan of reorganization or otherwise by action of any character in such proceeding to waive or change in any way any right of any Noteholder.

The Note Trustee shall also have the power at any time and from time to time to institute and to maintain such suits and proceedings as it may be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Noteholders.

All rights of action hereunder may be enforced by the Note Trustee without the possession of any of the Notes or the production thereof at trial or other proceedings relating thereto. Any such suit or proceeding instituted by the Note Trustee shall be brought in the name of the Note Trustee as trustee on behalf of all of the Noteholders and as the fondé de pouvoir (holder of the power of attorney) of the Noteholders, and any recovery of judgment shall be for the rateable benefit of the holders of the Notes subject to the provisions of this Indenture. In any proceeding brought by the Note Trustee (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this Indenture, to which the Note Trustee shall be a party) the Note Trustee shall be held to represent all the holders of the Notes, and it shall not be necessary to make any holders of the Notes parties to any such proceeding.

7.5	No Suits by Noteholders

No holder of any Note shall have any right to institute any action, suit or proceeding for the purpose of enforcing payment of the principal of, premium (if any), or interest on the Notes or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under the Bankruptcy and Insolvency Act (Canada) or to have the Corporation or any Guarantor wound up or to file or prove a claim in any liquidation or bankruptcy proceeding or for any other remedy hereunder, unless: (a) such holder shall previously have given to the Note Trustee written notice of the happening of an Event of Default hereunder; (b) the Noteholders by Extraordinary Resolution or by written instrument signed by the holders of at least 25% of the principal amount of the Notes then outstanding shall have made a request to the Note Trustee and the Note Trustee shall have been afforded reasonable opportunity either itself to proceed to exercise the powers hereinbefore granted or to institute an action, suit or proceeding in its name for such purpose; (c) the Noteholders or any of them shall have furnished to the Note Trustee, when so requested by the Note Trustee, sufficient funds and security and indemnity satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby; and (d) the Note Trustee shall have failed to act within a reasonable time after such notification, request and offer of indemnity and such notification, request and offer of indemnity are hereby declared in every such case, at the option of the Note Trustee, to be conditions precedent to any such proceeding or for any other remedy hereunder by or on behalf of the holder of any Notes.

7.6	Application of Monies by Note Trustee

(a)

Except as herein otherwise expressly provided, any monies received by the Note Trustee from the Corporation or any Guarantor pursuant to the foregoing provisions of this Article 7, or as a result of legal or other proceedings or from any trustee in bankruptcy or liquidator of the Corporation or any Guarantor, shall be applied, together with any other monies in the hands of the Note Trustee available for such purpose, as follows:

(i)

first, in payment or in reimbursement to the Note Trustee of its compensation, costs, charges, expenses, borrowings, advances or other monies furnished or provided by or at the instance of the Note Trustee in or about the execution of its trusts under, or otherwise in relation to, this Indenture, with interest thereon as herein provided;

(ii)

second, but subject as hereinafter in this Section 7.6 provided, in payment, rateably and proportionately to (and in the case of applicable withholding taxes, if any, on behalf of) the holders of Notes, of the principal of and premium (if any) and accrued and unpaid interest and interest on amounts in default on the Notes which shall then be outstanding in the priority of principal first and then premium and then accrued and unpaid interest and interest on amounts in default unless otherwise directed by Extraordinary Resolution and in that case in such order or priority as between principal, premium (if any) and interest as may be directed by such resolution; and

(iii)	third, in payment of the surplus, if any, of such monies to the Corporation or its assigns;

(iv)

provided, however, that no payment shall be made pursuant to clause (ii) above in respect of the principal, premium or interest on any Note held, directly or indirectly, by or for the benefit of the Corporation or any Subsidiary (other than any Note pledged for value and in good faith to a Person other than the Corporation or any Subsidiary but only to the extent of such Person’s interest therein) except subject to the prior payment in full of the principal, premium (if any) and interest (if any) on all Notes which are not so held.

(b)

The Note Trustee shall not be bound to apply or make any partial or interim payment of any monies coming into its hands if the amount so received by it, after reserving therefrom such amount as the Note Trustee may think necessary to provide for the payments mentioned in Section 7.6(a), is insufficient to make a distribution of at least 2% of the aggregate principal amount of the outstanding Notes, but it may retain the money so received by it and invest or deposit the same as provided in Section 15.9 until the money or the investments representing the same, with the income derived therefrom, together with any other monies for the time being under its control shall be sufficient for the said purpose or until it shall consider it advisable to apply the same in the manner hereinbefore set out. The foregoing shall, however, not apply to a final payment or distribution hereunder.

7.7	Notice of Payment by Note Trustee

Not less than 15 days’ notice shall be given in the manner provided in Section 14.2 by the Note Trustee to the Noteholders of any payment to be made under this Article 7. Such notice shall state the time when and place where such payment is to be made and also the liability under this Indenture to which it is to be applied. After the day so fixed, unless payment shall have been duly demanded and have been refused, the Noteholders will be entitled to interest only on the balance (if any) of the principal monies, premium (if any) and interest due (if any) to them, respectively, on the Notes, after deduction of the respective amounts payable in respect thereof on the day so fixed.

7.8	Note Trustee May Demand Production of Notes

The Note Trustee shall have the right to demand production of the Notes in respect of which any payment of principal, premium (if any) or interest required by this Article 7 is made and may cause to be endorsed on the same a memorandum of the amount so paid and the date of payment, but the Note Trustee may, in its discretion, dispense with such production and endorsement, upon such indemnity being given to it and to the Corporation as the Note Trustee shall deem sufficient.

7.9	Remedies Cumulative

No remedy herein conferred upon or reserved to the Note Trustee, or upon or to the holders of Notes is intended to be exclusive of any other remedy, but each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now existing or hereafter to exist by law or by statute.

7.10	Judgment Against the Corporation

The Corporation covenants and agrees with the Note Trustee that, in case of any judicial or other proceedings to enforce the rights of the Noteholders, judgment may be rendered against it in favour of the Noteholders or in favour of the Note Trustee, as trustee for the Noteholders, for any amount which may remain due in respect of the Notes and premium (if any) and the interest thereon and any other monies owing hereunder.

7.11	Immunity of the Directors, Officers and Others

The Noteholders and the Note Trustee hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future Shareholder, officer and director of the Corporation and of any Guarantor and of any successor thereto, for the payment of the principal of or premium or interest on any of the Notes or on any covenant, agreement, representation or warranty by the Corporation contained herein or in the Notes.

ARTICLE 8

SATISFACTION AND DISCHARGE

8.1	Cancellation and Destruction

All Notes shall forthwith after payment thereof be delivered to the Note Trustee and cancelled by it. All Notes cancelled or required to be cancelled under this or any other provision of this Indenture shall be destroyed by the Note Trustee and, if required by the Corporation, the Note Trustee shall furnish to it a destruction certificate setting out the designating numbers of the Notes so destroyed.

8.2	Non-Presentation of Notes

In case the holder of any Note shall fail to present the same for payment on the date on which the principal, premium (if any) or the interest thereon or represented thereby becomes payable either at maturity or otherwise or shall not accept payment on account thereof and give such receipt therefor, if any, as the Note Trustee may require:

(a)	the Corporation shall be entitled to pay or deliver to the Note Trustee and direct the Note Trustee to set aside;

(b)

in respect of monies or Shares in the hands of the Note Trustee which may or should be applied to the payment of the Notes, the Corporation shall be entitled to direct the Note Trustee to set aside; or

(c)	if the redemption was pursuant to notice given by the Note Trustee, the Note Trustee may itself set aside,

the monies or Shares, as the case may be, in trust to be paid to the holder of such Note upon due presentation or surrender thereof in accordance with the provisions of this Indenture; and thereupon the monies or Shares payable on or represented by each Note in respect whereof such monies or Shares, if applicable, have been set aside shall be deemed to have been paid and the holder thereof shall thereafter have no right in respect thereof except that of receiving delivery and payment of the monies or Shares, if applicable, less applicable withholding taxes, (if any), so set aside by the Note Trustee upon due presentation and surrender thereof, subject always to the provisions of Section 8.3.

8.3	Repayment of Unclaimed Monies or Shares

Subject to applicable law, any monies or Shares, if applicable, set aside under Section 8.2 and not claimed by and paid to holders of Notes as provided in Section 8.2 within six years after the date of such setting aside shall be repaid and delivered to the Corporation by the Note Trustee and thereupon the Note Trustee shall be released from all further liability with respect to such monies or Shares, if applicable, and thereafter the holders of the Notes in respect of which such monies or Shares, if applicable, were so repaid to the Corporation shall have no rights in respect thereof except to obtain payment and delivery of the monies or Shares, if applicable, from the Corporation subject to any prescription provided by the laws of the Province of Québec. Notwithstanding the foregoing, the Note Trustee will pay any remaining funds prior to the expiry of six years after the setting aside described in Section 8.2 to the Corporation upon receipt from the Corporation, or one of its Subsidiaries, of an unconditional letter of credit from a Canadian chartered bank in an amount equal to or in excess of the amount of the remaining funds. If the remaining funds are paid to the Corporation prior to the expiry of six years after such setting aside, the Corporation shall reimburse the Note Trustee for any amounts so set aside which are required to be paid by the Note Trustee to a holder of a Note after the date of such payment of the remaining funds to the Corporation but prior to six years after such setting aside.

8.4	Discharge

The Note Trustee shall at the written request of the Corporation release and discharge this Indenture and execute and deliver such instruments as it shall be advised by Counsel are requisite for that purpose and to release the Corporation from its covenants herein contained (other than the provisions relating to the indemnification of the Note Trustee), upon proof being given to the reasonable satisfaction of the Note Trustee that the principal and premium (if any) of and interest (including interest on amounts in default, if any), on all the Notes and all other monies payable hereunder have been paid or satisfied or that all the Notes having matured or having been duly called for redemption, payment of the principal of and interest (including interest on amounts in default, if any) on such Notes and of all other monies payable hereunder has been duly and effectually provided for in accordance with the provisions hereof.

8.5	Satisfaction

(a)

The Corporation shall be deemed to have fully paid, satisfied and discharged all of the outstanding Notes and the Note Trustee, at the expense of the Corporation, shall execute and deliver proper instruments acknowledging the full payment, satisfaction and discharge of such Notes, when, with respect to all of the outstanding Notes, either:

(i)

the Corporation has deposited or caused to be deposited with the Note Trustee as trust funds or property in trust for the purpose of making payment on such Notes, an amount in money or Shares, if applicable, sufficient to pay, satisfy and discharge the entire amount of principal, premium, if any, and interest, if any, to maturity or any repayment date or Redemption Dates or any Change of Control Purchase Date or upon conversion or otherwise, as the case may be, of such Notes (including the maximum amount of Shares that may be payable as Make-Whole Premium); or

(ii)

the Corporation has deposited or caused to be deposited with the Note Trustee as property in trust for the purpose of making payment on such Notes such amount in United States dollars of direct obligations of, or obligations the principal and interest of which are guaranteed by, the Government of Canada or Shares, if applicable or as will be sufficient to pay and discharge the entire amount of principal, premium, if any, and accrued and unpaid interest to maturity or any repayment date, as the case may be, of all such Notes;

(iii)

the Corporation has paid, caused to be paid or made provisions to the satisfaction of the Note Trustee for the payment of all other sums payable or which may be payable (including the maximum number of Shares that may be payable as Make-Whole Premium) with respect to all of such Notes (together with all applicable expenses of the Note Trustee in connection with the payment of such Notes);

(iv)

the Corporation has delivered to the Note Trustee an Officer’s Certificate and an opinion of Counsel stating that all conditions precedent herein provided relating to the payment, satisfaction and discharge of all such Notes have been complied with;

(v)	no Event of Default shall have occurred and be continuing on the date of the deposit referred to in this Section 8.5;

(vi)

such release does not result in a breach or violation of, or constitute a default under, any material agreement or instrument to which the Corporation is a party or by which the Corporation is bound; and

(vii)

the Corporation shall have delivered to the Note Trustee an Officer’s Certificate stating that the deposit referred to in this Section 8.5 was not made by the Corporation with the intent of preferring the Noteholders over the other creditors of the Corporation or with the intent of defeating, hindering, delaying or defrauding creditors of the Corporation or others.

Any deposits with the Note Trustee referred to in this Section 8.5 shall be irrevocable, subject to Section 8.6, and shall be made under the terms of an escrow and/or trust agreement in form and substance satisfactory to the Note Trustee and the Corporation and which provides for the due and punctual payment of the principal of, and interest and premium, if any, on the Notes being satisfied.

(b)

Upon the satisfaction of the conditions set out in this Section 8.5 with respect to all the outstanding Notes, the terms and conditions of the Notes, including the terms and conditions with respect thereto set out in this Indenture (other than those contained in Article 2, Article 4 and Article 6 and Section 7.4 and the provisions of Article 1 pertaining to the foregoing provisions) shall no longer be binding upon or applicable to the Corporation.

(c)	Any funds or obligations deposited with the Note Trustee pursuant to this Section 8.5 shall be denominated in the currency or denomination of the Notes in respect of which such deposit is made.

(d)

If the Note Trustee is unable to apply any money or securities in accordance with this Section 8.5 by reason of any legal proceeding or any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Corporation’s and Guarantor’s obligations under this Indenture and the affected Notes shall be revived and reinstated as though no money or securities had been deposited pursuant to this Section 8.5 until such time as the Note Trustee is permitted to apply all such money or securities in accordance with this Section 8.5, provided that if the Corporation has made any payment in respect of principal, premium or interest on Notes or, as applicable, other amounts because of the reinstatement of its obligations, the Corporation shall be subrogated to the rights of the holders of such Notes to receive such payment from the money or securities held by the Note Trustee.

8.6	Continuance of Rights, Duties and Obligations

(a)

Where trust funds or trust property have been deposited pursuant to Section 8.5, the holders of Notes and the Corporation shall continue to have and be subject to their respective rights, duties and obligations under Article 2, Article 4 and Article 5 and the provisions of Article 1 pertaining to the foregoing provisions, as may be applicable.

(b)

In the event that, after the deposit of trust funds or trust property pursuant to Section 8.5 in respect of Notes (the “Defeased Notes”), any holder of any of the Defeased Notes from time to time converts its Notes to Shares or other securities of the Corporation in accordance with Article 5 or any other provision of this Indenture, the Note Trustee shall upon receipt of a Written Direction of the Corporation return to the Corporation from time to time the proportionate amount of the trust funds or other trust property deposited with the Note Trustee pursuant to Section 8.5 in respect of the Defeased Notes which is applicable to the Defeased Notes so converted (which amount shall be based on the applicable principal amount of the Defeased Notes being converted in relation to the aggregate outstanding principal amount of all the Defeased Notes).

(c)

In the event that, after the deposit of trust funds or trust property pursuant to Section 8.5, the Corporation is required to purchase any outstanding Notes pursuant to subsection 2.2(e) in relation to Notes, the Corporation shall be entitled to use any trust money or trust property deposited with the Note Trustee pursuant to Section 8.5 for the purpose of paying to any holders of Defeased Notes who have accepted any such offer of the Corporation the Offer Price payable to such holders in respect of such offer to purchase the Notes. Upon receipt of a Written Direction of the Corporation, the Note Trustee shall be entitled to pay to such holder from such trust money or trust property deposited with the Note Trustee pursuant to Section 8.5 in respect of the Defeased Notes which is applicable to the Defeased Notes held by such holders who have accepted any such offer from the Corporation (which amount shall be based on the applicable principal amount of the Defeased Notes held holders that accept any such offer in relation to the aggregate outstanding principal amount of all the Defeased Notes).

ARTICLE 9

SHARE INTEREST PAYMENT ELECTION

9.1	Share Interest Payment Election

(a)

Subject to compliance with all Applicable Securities Legislation and any applicable U.S. securities laws, and provided that no Event of Default has occurred and is continuing under this Indenture and that all applicable regulatory approvals have been obtained (including any required approval of any stock exchange on which the Notes or Shares are then listed), the Corporation shall have the right, from time to time to pay the Interest Obligation on an Interest Payment Date (i) in cash; (ii) by delivering sufficient Shares to the Note Trustee, for sale, in which event holders of the Notes will be entitled to receive a cash payment equal to the interest payable from the US dollar equivalent of the proceeds of the sale of such Shares; or (iii) any combination of (i) and (ii) above, by making Share Interest Payment Election in respect of any Interest Obligation, in whole or in part, and by delivering a Share Interest Payment Election Notice to the Note Trustee no later than the earlier of: (i) the date required by applicable law or the rules of any stock exchange on which the Notes or Shares are then listed, and (ii) the day which is 15 Business Days prior to the Interest Payment Date to which the Share Interest Payment Election relates.

(b)

Upon receipt of a Share Interest Payment Election Notice, the Note Trustee shall, in accordance with this Article 9 and such Share Interest Payment Election Notice, deliver Share Bid Requests to the investment banks, brokers or dealers identified by the Corporation, in its absolute discretion, in the Share Interest Payment Election Notice. In connection with the Share Interest Payment Election, the Note Trustee shall: (i) accept delivery of the Shares from the Corporation and process the Shares in accordance with the Share Interest Payment Election Notice and this Article 9; (ii) accept bids with respect to, and consummate sales of, such Shares, each as the Corporation shall direct in its absolute discretion through the investment banks, brokers or dealers identified by the Corporation in the Share Interest Payment Election Notice; (iii) invest the proceeds of such sales on the direction of the Corporation in Government Obligations which mature prior to the applicable Interest Payment Date and use such proceeds to pay the Interest Obligation in respect of which the Share Interest Payment Election was made; (iv) deliver proceeds to holders of Notes to satisfy all or a portion of the Corporation’s Interest Obligations, as directed by the Corporation in the Share Interest Payment Election Notice; and (v) perform any other action necessarily incidental thereto. The Share Interest Payment Election Notice shall direct the Note Trustee to solicit and accept only, and each Share Bid Request shall provide that the acceptance of any bid is conditional on the acceptance of, sufficient bids to result in aggregate proceeds from such issue and sale of Shares which, together with the cash payments to be made by the Corporation in lieu of fractional Shares, if any, equal the Interest Obligation on the Share Delivery Date.

(c)

The Share Interest Payment Election Notice shall provide for, and all bids shall be subject to, the right of the Corporation, by delivering written notice to the Note Trustee at any time prior to the consummation of such delivery and sale of the Shares on the Share Delivery Date, to withdraw the Share Interest Payment Election (which shall have the effect of withdrawing each related Share Bid Request), whereupon the Corporation shall be obliged to pay in cash the Interest Obligation in respect of which the Share Interest Payment Election Notice has been delivered.

(d)

Any sale of Shares pursuant to this Article 9 may be made to one or more Persons whose bids are solicited, but all such sales with respect to a particular Share Interest Payment Election shall take place concurrently on the Share Delivery Date.

(e)

The amount received in cash by a holder of a Note in respect of the Interest Obligation or the entitlement thereto will not be affected by whether or not the Corporation elects to satisfy the Interest Obligation pursuant to a Share Interest Payment Election.

(f)

The Note Trustee shall inform the Corporation promptly following receipt of any bid or bids for Shares solicited pursuant to the Share Bid Requests. The Note Trustee shall accept such bid or bids as the Corporation, in its absolute discretion, shall direct by Written Direction of the Corporation, provided that the aggregate proceeds of all sales of Shares resulting from the acceptance of such bids, together with the amount of any cash payment by the Corporation in lieu of any fractional Shares, on the Share Delivery Date, must be equal to the related Share Interest Payment Election Amount in connection with any bids so accepted, the Corporation, the Note Trustee (if required by the Corporation in its absolute discretion) and the applicable bidders shall, not later than the Share Delivery Date, enter into Share Purchase Agreements and shall comply with all Applicable Securities Legislation, including the securities rules and regulations of any stock exchange on which the Notes or Shares are then listed. The Corporation shall pay all fees and expenses in connection with the Share Purchase Agreements including the fees and commissions charged by the investment banks, brokers and dealers and the fees of the Note Trustee.

(g)

Provided that: (i) all conditions specified in each Share Purchase Agreement to the closing of all sales thereunder have been satisfied, other than the delivery of the Shares to be sold thereunder against payment of the purchase price thereof; and (ii) the purchasers under each Share Purchase Agreement shall be ready, willing and able to perform thereunder, in each case on the Share Delivery Date, the Corporation shall, on the Share Delivery Date, deliver to the Note Trustee the Shares to be sold on such date, an amount in cash equal to the value of any fractional Shares and an Officer’s Certificate to the effect that all conditions precedent to such sales, including those set out in this Indenture and in each Share Purchase Agreement, have been satisfied. Upon such deliveries, the Note Trustee shall consummate such sales on such Share Delivery Date by the delivery of the Shares to such purchasers against payment to the Note Trustee in immediately available funds of the purchase price therefore in an aggregate amount equal to the Share Interest Payment Election Amount (less any amount attributable to any fractional Shares), whereupon the sole right of a holder of Notes to receive such holder’s portion of the Share Interest Payment Election Amount will be to receive same from the Note Trustee out of the proceeds of such sales of Shares plus any amount received by the Note Trustee from the Corporation attributable to any fractional Shares in full satisfaction of the Interest Obligation and the holder will have no further recourse to the Corporation in respect of the Interest Obligation.

(h)

The Note Trustee shall, on the Share Delivery Date, use the sale proceeds of the Shares (together with any cash received from the Corporation in lieu of any fractional Shares) to purchase, on the direction of the Corporation in writing, Government Obligations which mature prior to the applicable Interest Payment Date and which the Note Trustee is required to hold until maturity (the “Share Proceeds Investment”) and shall, on such date, deposit the balance, if any, of such sale proceeds in an account established by the Corporation (and which shall be maintained by and subject to the control of the Note Trustee) (the “Interest Account”) for such Notes. The Note Trustee shall hold such Share Proceeds Investment (but not income earned thereon) under its exclusive control in an irrevocable trust for the benefit of the holders of the Notes. At least one Business Day prior to the Interest Payment Date, the Note Trustee shall deposit amounts from the proceeds of the Share Proceeds Investment in the Interest Account to bring the balance of the Interest Account to the Share Interest Payment Election Amount. On the Interest Payment Date, the Note Trustee shall pay the funds held in the Interest Account to the holders of record of the Notes on the Interest Payment Date (less any tax required to be deducted, if any) and, provided that there is no Event of Default, shall remit amounts, if any, in respect of income earned on the Share Proceeds Investment or otherwise in excess of the Share Interest Payment Election Amount to the Corporation.

(i)

Neither the making of a Share Interest Payment Election nor the consummation of sales of Shares on a Share Delivery Date shall (i) result in the holders of the Notes not being entitled to receive on the applicable Interest Payment Date cash in an aggregate amount equal to the Interest Obligation payable on such date or (ii) entitle or require such holders to receive any Shares in satisfaction of such Interest Obligation.

(j)

No fractional Shares will be issued in satisfaction of interest but in lieu thereof the Corporation will satisfy such fractional interest by a cash payment equal to the market price of such fractional interest (less any tax required to be deducted, if any).

ARTICLE 10

SUCCESSORS

10.1	Restrictions on Amalgamation, Merger and Sale of Certain Assets, etc.

Neither the Corporation nor any Guarantor shall, without the consent of holders of all the then outstanding Notes, consolidate or amalgamate with or merge into any Person or sell, convey, transfer or lease all or substantially all of the properties and assets of the Corporation and the Guarantors to another Person (other than one of the Corporation’s direct or indirect wholly-owned Subsidiaries), unless:

(a)

prior to or contemporaneously with the consummation of such transaction the Corporation and the resulting surviving, continuing or transferee Person (the “Successor”) shall have executed such instruments and done such things as are necessary to ensure that upon the consummation of such transaction:

(i)	the Successor has assumed all the covenants and obligations of the Corporation under this Indenture and the Notes;

(ii)	the Successor is organized and existing under the laws of Canada, or any Province or territory thereof;

(iii)

the Notes will be valid and binding obligations of the Successor entitling the holders thereof, as against the Successor, to all the rights of Noteholders under this Indenture (including the conversion right set forth in Article 5);

(iv)	after giving effect to the transaction, no Event of Default, and no event that, after notice or lapse of time, or both, would become an Event of Default, will occur; and

(v)	other conditions described in the Indenture that relate to such transaction are met, including the execution and delivery of any Officer’s Certificate under Section 15.6;

(b)	such transaction, in the opinion of Counsel, shall be on such terms as to substantially preserve and not impair any of the rights and powers of the Note Trustee or of the Noteholders hereunder; and

(c)

no condition or event shall exist as to the Corporation or any Guarantor (at the time of such transaction) or the Successor (immediately after such transaction) and after giving full effect thereto or immediately after the Successor shall become liable to pay the principal monies, premium, if any, interest and other monies due or which may become due hereunder, which constitutes or would constitute an Event of Default hereunder.

For purposes of the foregoing, the sale, conveyance, transfer or lease (in a single transaction or series of transactions) of the properties or assets one or more of the Subsidiaries of the Corporation (other than to the Corporation or another direct or indirect wholly-owned Subsidiary) which, if such properties or assets were directly owned by the Corporation, would constitute all or substantially all of the properties and assets of the Corporation on a consolidated basis, shall be deemed to be a sale, conveyance, transfer or lease of all or substantially all of the properties and assets of the Corporation.

For the avoidance of doubt, notwithstanding anything to the contrary contained herein and in the Guarantee Agreement, each of the Guarantors and the Corporation shall be entitled to consolidate, amalgamate with or merge into the Corporation and/or any of the Guarantors or to sell, convey, transfer or lease (in a single transaction or series of transactions) its properties or assets to one or more of the Guarantors or to the Corporation in the context of a corporate reorganization of the Corporation and/or any of the Guarantors without the consent of the Noteholders and the Note Trustee; provided, however, that the Note Trustee receives notice of such corporate reorganization upon completion thereof.

10.2	Vesting of Powers in Successor

Whenever the conditions of Section 10.1 shall have been duly observed and performed, any Successor formed by or resulting from such transaction shall succeed to, and be substituted for, and may exercise every right and power of the Corporation under this Indenture with the same effect as though the Successor had been named as the Corporation herein and thereafter, except in the case of a lease or other similar disposition of property to the Successor, the Corporation shall be relieved of all obligations and covenants under this Indenture and the Notes forthwith upon the Corporation delivering to the Note Trustee an opinion of Counsel to the effect that the transaction shall not result in any material adverse tax consequences to the Corporation or the Successor. The Note Trustee will, at the expense of the Successor, execute any documents which it may be advised by Counsel are necessary or advisable for effecting or evidencing such release and discharge.

ARTICLE 11

COMPULSORY ACQUISITION

11.1	Definitions

In this Article:

(a)

“Dissenting Noteholders” means a Noteholder who does not accept an Offer referred to in Section 11.2 and includes any assignee of the Note of a Noteholder to whom such an Offer is made, whether or not such assignee is recognized under this Indenture;

(b)

“Offer” means an offer to acquire outstanding Notes, which constitutes a “take-over bid” (within the meaning of National Instrument 62-104-Take-Over Bids and Issuer Bids) for the Notes, where, as of the date of the offer to acquire, the Notes that are subject to the offer to acquire, together with the Offeror’s Notes, constitute in the aggregate 20% or more of the outstanding principal amount of the Notes;

(c)	“offer to acquire” includes an acceptance of an offer to sell;

(d)	“Offeror” means a Person, or two or more Persons acting jointly or in concert, who make an Offer to acquire Notes;

(e)

“Offeror’s Notes” means Notes beneficially owned, or over which control or direction is exercised, on the date of an Offer by the Offeror, any Affiliate or Associate of the Offeror or any Person or company acting jointly or in concert with the Offeror; and

(f)	“Offeror’s Notice” means the notice described in Section 11.3.

11.2	Offer for Notes

If an Offer for all of the outstanding Notes (other than Notes held by or on behalf of the Offeror or an Affiliate or Associate of the Offeror) is made and:

(a)

within the time provided in the Offer for its acceptance or within 120 days after the date the Offer is made, whichever period is the shorter, the Offer is accepted by Noteholders representing at least 90% of the outstanding principal amount of the Notes, other than the Offeror’s Notes;

(b)	the Offeror is bound to take up and pay for, or has taken up and paid for the Notes of the Noteholders who accepted the Offer; and

(c)	the Offeror complies with Sections 11.3 and 11.5,

the Offeror is entitled to acquire, and the Dissenting Noteholders are required to sell to the Offeror, the Notes held by the Dissenting Noteholders for the same consideration per Note payable or paid, as the case may be, under the Offer.

11.3	Offeror’s Notice to Dissenting Shareholders

Where an Offeror is entitled to acquire Notes held by Dissenting Noteholders pursuant to Section 11.2 and the Offeror wishes to exercise such right, the Offeror shall send by registered mail within 30 days after the date of termination of the Offer a notice (the “Offeror’s Notice”) to each Dissenting Noteholder stating that:

(a)	Noteholders holding at least 90% of the principal amount of all outstanding Notes, other than Offeror’s Notes, have accepted the Offer;

(b)	the Offeror is bound to take up and pay for, or has taken up and paid for, the Notes of the Noteholders who accepted the Offer;

(c)

Dissenting Noteholders must transfer their respective Notes to the Offeror on the terms on which the Offeror acquired the Notes of the Noteholders who accepted the Offer within 21 days after the date of the sending of the Offeror’s Notice; and

(d)	Dissenting Noteholders must send their respective Note certificate(s) to the Note Trustee within 21 days after the date of the sending of the Offeror’s Notice.

11.4	Delivery of Note Certificates

A Dissenting Noteholder to whom an Offeror’s Notice is sent pursuant to Section 11.3 shall, within 21 days after the sending of the Offeror’s Notice, send his or her Note certificate(s) to the Note Trustee duly endorsed for transfer.

11.5	Payment of Consideration to Note Trustee

Within 21 days after the Offeror sends an Offeror’s Notice pursuant to Section 11.3, the Offeror shall pay or transfer to the Note Trustee, or to such other Person as the Note Trustee may direct, the cash or other consideration that is payable to Dissenting Noteholders pursuant to Section 11.2. The acquisition by the Offeror of all Notes held by all Dissenting Noteholders shall be effective as of the time of such payment or transfer.

11.6	Consideration to be held in Trust

The Note Trustee, or the Person directed by the Note Trustee, shall hold in trust for the Dissenting Noteholders the cash or other consideration they or it receives under Section 11.5. The Note Trustee, or such Persons, shall deposit cash in a separate account in a Canadian chartered bank, or other body corporate, any of whose deposits are insured by the Canada Deposit Insurance Corporation, and shall place other consideration in the custody of a Canadian chartered bank or such other body corporate.

11.7	Completion of Transfer of Notes to Offeror

Within 30 days after the date of the sending of an Offeror’s Notice pursuant to Section 11.3, the Note Trustee, if the Offeror has complied with Section 11.5, shall:

(a)

do all acts and things and execute and cause to be executed all instruments as in the Note Trustee’s opinion may be necessary or desirable to cause the transfer of the Notes of the Dissenting Noteholders to the Offeror;

(b)

send to each Dissenting Noteholder who has complied with Section 11.4 the consideration to which such Dissenting Noteholder is entitled under this Article 11 net of applicable withholding taxes, if any; and

(c)	send to each Dissenting Noteholder who has not complied with Section 11.4 a notice stating that:

(i)	his or her Notes have been transferred to the Offeror;

(ii)	the Note Trustee or some other Person designated in such notice are holding in trust the consideration for such Notes; and

(iii)

the Note Trustee, or such other Person, will send the consideration to such Dissenting Noteholder as soon as possible after receiving such Dissenting Noteholder’s Note certificate(s) or such other documents as the Note Trustee or such other Person may require in lieu thereof, and the Note Trustee is hereby appointed the agent and mandatary, and is granted power of attorney with respect to the Notes, of the Dissenting Noteholders for the purposes of giving effect to the foregoing provisions including, without limitation, the power and authority to execute such transfers as may be necessary or desirable in respect of the book-entry only registration system of the Depository.

11.8	Communication of Offer to the Corporation

An Offeror may not make an Offer for Notes unless, concurrent with the communication of the Offer to any Noteholder, a copy of the Offer is provided to the Corporation, which will then provide a copy to the Note Trustee.

ARTICLE 12

MEETINGS OF NOTEHOLDERS

12.1	Right to Convene Meeting

The Note Trustee or the Corporation may at any time and from time to time, and the Note Trustee shall, on receipt of a written request of the Corporation or a written request signed by the holders of not less than 25% of the principal amount of the Notes then outstanding and upon receiving funding and being indemnified to its reasonable satisfaction by the Corporation or by the Noteholders signing such request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Noteholders. In the event of the Note Trustee failing, within 30 days after receipt of any such request and such funding of indemnity, to give notice convening a meeting, the Corporation or such Noteholders, as the case may be, may convene such meeting. Every such meeting shall be held in the city of Montreal or at such other place as may be approved or determined by the Corporation and the Note Trustee.

12.2	Notice of Meetings

At least 21 days’ notice of any meeting shall be given to the Noteholders in the manner provided in Section 14.2 and a copy of such notice shall be sent by post to the Note Trustee, unless the meeting has been called by it. Such notice shall state the time when and the place where the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat and it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article. The accidental omission to give notice of a meeting to any holder of Notes shall not invalidate any resolution passed at any such meeting. A holder may waive notice of a meeting either before or after the meeting.

12.3	Chairman

Some Person, who need not be a Noteholder, nominated in writing by the Corporation (in case it convenes the meeting) or by the Note Trustee (in any other case) shall be chairman of the meeting and if no Person is so nominated, or if the Person so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, a majority of the Noteholders present in Person or by proxy shall choose some Person present to be chairman.

12.4	Quorum

Subject to the provisions of Section 12.12, at any meeting of the Noteholders a quorum shall consist of Noteholders present in person or by proxy and representing at least 25% in principal amount of the outstanding Notes. If a quorum of the Noteholders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if summoned by the Noteholders or pursuant to a request of the Noteholders, shall be dissolved, but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day thereafter) at the same time and place and no notice shall be required to be given in respect of such adjourned meeting. At the adjourned meeting, the Noteholders present in person or by proxy shall, subject to the provisions of Section 12.12, constitute a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent 25% of the principal amount of the outstanding Notes. Any business may be brought before or dealt with at an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless the required quorum be present at the commencement of business.

12.5	Power to Adjourn

The chairman of any meeting at which a quorum of the Noteholders is present may, with the consent of the holders of a majority in principal amount of the Notes represented thereat, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

12.6	Show of Hands

Every question submitted to a meeting shall, subject to Section 12.7, be decided in the first place by a majority of the votes given on a show of hands except that votes on Extraordinary Resolutions shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Notes, if any, held by him.

12.7	Poll

On every Extraordinary Resolution, and on any other question submitted to a meeting when demanded by the chairman or by one or more Noteholders or proxyholders for Noteholders, a poll shall be taken in such manner and either at once or after an adjournment as the chairman shall direct. Questions other than Extraordinary Resolutions shall, if a poll be taken, be decided by the votes of the holders of a majority in principal amount of the Notes, represented at the meeting and voted on the poll.

12.8	Voting

On a show of hands every Person who is present and entitled to vote, whether as a Noteholder or as proxy for one or more Noteholders or both, shall have one vote. On a poll each Noteholder present in person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote in respect of each US$1,000 principal amount of Notes of which he shall then be the holder. A proxy need not be a Noteholder. In the case of joint holders of a Note, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others but in case more than one of them be present in person or by proxy, they shall vote together in respect of the Notes of which they are joint holders.

In the case of a Global Note, the Depository may appoint or cause to be appointed a Person or Persons as proxies and shall designate the number of votes entitled to each such Person, and each such Person shall be entitled to be present at any meeting of Noteholders and shall be the Persons entitled to vote at such meeting in accordance with the number of votes set out in the Depository’s designation.

12.9	Proxies

A Noteholder may be present and vote at any meeting of Noteholders by an authorized representative. The Corporation (in case it convenes the meeting) or the Note Trustee (in any other case) for the purpose of enabling the Noteholders to be present and vote at any meeting without producing their Notes, and of enabling them to be present and vote at any such meeting by proxy and of lodging instruments appointing such proxies at some place other than the place where the meeting is to be held, may from time to time make and vary such regulations as it shall think fit providing for and governing any or all of the following matters:

(a)

voting by proxy by Noteholders, the form of the instrument appointing a proxy, which shall be in writing, and the manner in which the same shall be executed and the production of the authority of any Person signing on behalf of a Noteholder;

(b)

the deposit of instruments appointing proxies at such place as the Note Trustee, the Corporation or the Noteholder convening the meeting, as the case may be, may, in the notice convening the meeting, direct and the time, if any, before the holding of the meeting or any adjournment thereof by which the same must be deposited; and

(c)

the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, faxed, or sent by other electronic means before the meeting to the Corporation or to the Note Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only Persons who shall be recognized at any meeting as the holders of any Notes, or as entitled to vote or be present at the meeting in respect thereof, shall be Noteholders and Persons whom Noteholders have by instrument in writing duly appointed as their proxies.

12.10	Persons Entitled to Attend Meetings

The Corporation, each Guarantor and the Note Trustee, by their respective officers and directors, the auditors of the Corporation and the legal advisors of the Corporation, the Note Trustee or any Noteholder may attend any meeting of the Noteholders, but shall have no vote as such, except if such person is a Noteholder or a proxy holder for a Noteholder.

12.11	Powers Exercisable by Extraordinary Resolution

In addition to the powers conferred upon them by any other provisions of this Indenture or by law, a meeting of the Noteholders shall have the following powers exercisable from time to time by Extraordinary Resolution, subject to, as applicable, receipt of the prior approval of the TSX or such other exchange on which the Notes or Shares are then listed:

(a)

power to authorize the Note Trustee to grant extensions of time for payment of any principal, premium or interest on the Notes, whether or not the principal, premium, or interest, the payment of which is extended, is at the time due or overdue;

(b)

power to sanction any modification, abrogation, alteration, compromise or arrangement of the rights of the Noteholders or the Note Trustee against the Corporation or any Guarantor, or against their respective property, whether such rights arise under this Indenture or the Notes or otherwise provided that such sanctioned actions are not prejudicial to the Note Trustee;

(c)

power to assent to any modification of or change in or addition to or omission from the provisions contained in this Indenture or any Note which shall be agreed to by the Corporation and to authorize the Note Trustee to concur in and execute any indenture supplemental hereto embodying any modification, change, addition or omission;

(d)

power to sanction any scheme for the reconstruction, reorganization or recapitalization of the Corporation or any Guarantor, or for the consolidation, amalgamation, arrangement, combination or merger of the Corporation or any Guarantor with any other Person or for the sale, leasing, transfer or other disposition of all or substantially all of the undertaking, property and assets of the Corporation, or any Guarantor or any part thereof, provided that no such sanction shall be necessary in respect of any such transaction if the provisions of Section 10.1 shall have been complied with;

(e)

power to direct or authorize the Note Trustee to exercise any power, right, remedy or authority given to it by this Indenture in any manner specified in any such Extraordinary Resolution or to refrain from exercising any such power, right, remedy or authority;

(f)

power to waive, and direct the Note Trustee to waive, any default hereunder and/or cancel any declaration made by the Note Trustee pursuant to Section 7.1 either unconditionally or upon any condition specified in such Extraordinary Resolution;

(g)

power to restrain any Noteholder from taking or instituting any suit, action or proceeding for the purpose of enforcing payment of the principal, premium or interest on the Notes, or for the execution of any trust or power hereunder;

(h)

power to direct any Noteholder who, as such, has brought any action, suit or proceeding to stay or discontinue or otherwise deal with the same upon payment, if the taking of such suit, action or proceeding shall have been permitted by Section 7.5, of the costs, charges and expenses reasonably and properly incurred by such Noteholder in connection therewith;

(i)

power to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any Shares or other securities of the Corporation;

(j)

power to appoint a committee with power and authority (subject to such limitations, if any, as may be prescribed in the resolution) to exercise, and to direct the Note Trustee to exercise, on behalf of the Noteholders, such of the powers of the Noteholders as are exercisable by Extraordinary Resolution or other resolution as shall be included in the resolution appointing the committee. The resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee. Such committee shall consist of such number of persons as shall be prescribed in the resolution appointing it and the members need not be themselves Noteholders. Every such committee may elect its chairman and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number and its procedure generally. Such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by the number of members thereof necessary to constitute a quorum. All acts of any such committee within the authority delegated to it shall be binding upon all Noteholders. Neither the committee nor any member thereof shall be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith;

(k)

power to remove the Note Trustee from office and to appoint a new Note Trustee or Note Trustees provided that no such removal shall be effective unless and until a new Note Trustee or Note Trustees shall have become bound by this Indenture;

(l)	power to sanction the exchange of the Notes for or the conversion thereof into Shares, bonds, notes or other securities or obligations of the Corporation or of any other Person formed or to be formed;

(m)	power to authorize the distribution in specie of securities received pursuant to a transaction authorized under the provisions of Section 12.11(l); and

(n)	power to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Noteholders or by any committee appointed pursuant to Section 12.11(j).

12.12 Meaning of “Extraordinary Resolution”

(a)

The expression “Extraordinary Resolution” when used in this Indenture means, subject as hereinafter in this Article provided, a resolution proposed to be passed as an Extraordinary Resolution at a meeting of Noteholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of this Article at which the holders of not less than 25% of the principal amount of the Notes then outstanding are present in person or by proxy and passed by the favourable votes of the holders of not less than 66 2/3% of the principal amount of the Notes, present or represented by proxy at the meeting and voted upon on a poll on such resolution.

(b)

If, at any such meeting, the holders of not less than 25% of the principal amount of the Notes then outstanding are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of Noteholders, shall be dissolved but in any other case it shall stand adjourned to such date, being not less than 14 nor more than 60 days later, and to such place and time as may be appointed by the chairman. Not less than ten days’ notice shall be given of the time and place of such adjourned meeting in the manner provided in Section 14.2. Such notice shall state that at the adjourned meeting the Noteholders present in person or by proxy shall form a quorum. At the adjourned meeting the Noteholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed thereat by the affirmative vote of holders of not less than 66 2/3% of the principal amount of the Notes present or represented by proxy at the meeting and voted upon on a poll shall be an Extraordinary Resolution within the meaning of this Indenture, notwithstanding that the holders of not less than 25% in principal amount of the Notes then outstanding are not present in person or by proxy at such adjourned meeting.

(c)	Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

12.13	Powers Cumulative

Any one or more of the powers in this Indenture stated to be exercisable by the Noteholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers from time to time shall not be deemed to exhaust the rights of the Noteholders to exercise the same or any other such power or powers thereafter from time to time.

12.14	Minutes

Minutes of all resolutions and proceedings at every meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Note Trustee at the expense of the Corporation, and any such minutes as aforesaid, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Noteholders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings taken thereat to have been duly passed and taken.

12.15	Instruments in Writing

All actions which may be taken and all powers that may be exercised by the Noteholders at a meeting held as hereinbefore in this Article provided may also be taken and exercised by the holders of 66 2/3% of the principal amount of all the outstanding Notes by an instrument in writing signed in one or more counterparts and the expression “Extraordinary Resolution” when used in this Indenture shall include an instrument so signed.

12.16	Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article at a meeting of Noteholders shall be binding upon all the Noteholders, whether present at or absent from such meeting, and every instrument in writing signed by Noteholders in accordance with Section 12.15 shall be binding upon all the Noteholders, whether signatories thereto or not, and each and every Noteholder and the Note Trustee (subject to the provisions for its indemnity herein contained) shall be bound to give effect accordingly to every such resolution, Extraordinary Resolution and instrument in writing.

12.17	Evidence of Rights of Noteholders

(a)

Any request, direction, notice, consent or other instrument which this Indenture may require or permit to be signed or executed by the Noteholders may be in any number of concurrent instruments of similar tenor signed or executed by such Noteholders.

(b)	The Note Trustee may, in its discretion, require proof of execution in cases where it deems proof desirable and may accept such proof as it shall consider proper.

12.18	Record Dates

If the Corporation shall solicit from the holders of Notes any request, demand, authorization, direction, notice, consent, waiver or other action, the Corporation may, at its option, by or pursuant to a Written Direction of the Corporation, fix in advance a record date for the determination of such holders entitled to provide such request, demand, authorization, direction, notice, consent, waiver or other action, but the Corporation shall have not the obligation to do so. Any such record date shall be the record date specified in or pursuant to such Written Direction of the Corporation.

If such a record date is fixed, such request, demand, authorization, direction, notice, consent, waiver or other action may be given before or after such record date, but only the holders of record at the close of business on such record date shall be deemed to be holders for the purposes of determining whether holders of the requisite proportion of Notes then outstanding have authorized or agreed or consented to such request, demand, authorization, notice, consent, waiver or other act, and for this purpose the Notes then outstanding shall be computed as of such record date.

ARTICLE 13

GUARANTEE

13.1	Guarantors

The Corporation covenants that prior to the issuance of the Notes, the Corporation will cause (i) each of the Guarantors to provide a solidary (joint and several) guarantee of the Notes substantially in the form of the Guarantee Agreement attached hereto as Schedule “E”, and (ii) cause to be delivered to the Note Trustee an opinion of Counsel in a form acceptable to the Note Trustee, acting reasonably, regarding the enforceability of such guarantee. Notwithstanding the foregoing, the Corporation shall ensure that any new Subsidiary of the Corporation shall become a guarantor of the outstanding obligations of the Corporation under this Indenture.

13.2	Representation of the Corporation

The Corporation represents and warrants that the Guarantors listed in Schedule “D” are the only Guarantors as of the date of execution of this Indenture.

13.3	Addition of Guarantors

Any new Subsidiary of the Corporation that becomes a Guarantor of the Notes at any time after the date hereof, shall promptly provide, to the fullest extent permitted under applicable law, a solidary (joint and several) guarantee of the Notes, by becoming a party to an existing Guarantee Agreement or by entering into a guarantee agreement substantially in the form of the Guarantee Agreement attached hereto as Schedule “E” with such amendments or variations thereto as may be necessary or advisable under applicable law and shall deliver or cause to be delivered to the Trustee, in form and substance satisfactory to it, acting reasonably:

(a)

true and complete copies of the constating documents, articles and by-laws (if applicable), resolutions, certificates of incumbency and certificate of good standing or its equivalent from the jurisdiction of incorporation or organization of such additional Guarantor, to the extent that such certificate of good standing exists in the relevant jurisdiction;

(b)	a legal opinion of such Guarantor’s counsel addressed to the Note Trustee, in a form acceptable to the Note Trustee, acting reasonably, regarding the enforceability of such guarantee; and

(c)

an accession certificate duly executed in the form of the accession certificate attached to the Guarantee Agreement as Schedule “C” with such amendments or variations thereto as may be necessary or advisable under applicable law.

13.4	Release of Guarantors

The Note Trustee shall be conclusively deemed to release any Guarantor from its guarantee upon the delivery by the Corporation to the Note Trustee of an Officer’s Certificate indicating that such Guarantor is no longer a Subsidiary of the Corporation and that, at such time, no Event of Default exists and is continuing. Any Guarantor that ceases to be a guarantor of the Notes for any reason after the date hereof shall be released by the Note Trustee of its guarantee of the Notes and shall cease to be a Guarantor upon receipt by the Note Trustee of a notice from the Corporation confirming that the Guarantor ceased to be a guarantor of the Notes. Upon such occurrence, the Note Trustee shall execute any documents reasonably required in order to evidence such release and termination in respect of such guarantee.

ARTICLE 14

NOTICES

14.1	Notice to the Corporation

Any notice to the Corporation under the provisions of this Indenture shall be valid and effective if delivered in writing to the Corporation at 2015 Peel Street, Suite 500, Montreal, Québec H3A 1T8, Attention: Luc Tanguay, President and Chief Executive Officer, and Jocelyn Lafond, Vice-President, Legal Affairs and Corporate Secretary, Facsimile No.: 514-331-9691, and copies delivered to Fasken

Martineau DuMoulin LLP, Montreal, Québec, Attention: Sébastien Bellefleur and Sylvie Bourdeau, Facsimile No.: 514-397-7600 and to the Note Trustee in accordance with Section 14.3 or if given by registered letter, postage prepaid, to such offices and so addressed and if mailed, shall be deemed to have been effectively given three days following the mailing thereof. The Corporation may from time to time notify the Note Trustee in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Corporation for all purposes of this Indenture.

If by reason of any interruption of mail service, actual or threatened, any notice to be given to the Corporation would reasonably be unlikely to reach its destination by the time notice by mail is deemed to have been given pursuant to this Section 14.1, such notice shall be valid and effective only if delivered at the appropriate address in accordance with this Section 14.1.

14.2	Notice to Noteholders

All notices to be given hereunder with respect to the Notes shall be deemed to be validly given to the holders thereof if sent by first class mail, postage prepaid, by letter or circular addressed to such holders at their post office addresses appearing in any of the registers hereinbefore mentioned and shall be deemed to have been effectively given three days following the day of mailing. Accidental error or omission in giving notice or accidental failure to mail notice to any Noteholder or the inability of the Corporation to give or mail any notice due to any event beyond the reasonable control of the Corporation shall not invalidate any action or proceeding founded thereon.

If any notice given in accordance with the foregoing paragraph would be unlikely to reach the Noteholders to whom it is addressed in the ordinary course of post by reason of an interruption in mail service, whether at the place of dispatch or receipt or both, the Corporation shall give such notice by publication at least once in the city of Montreal, Québec (or in such of those cities as, in the opinion of the Note Trustee, is sufficient in the particular circumstances), each such publication to be made in a daily newspaper of general circulation in the designated city.

Any notice given to Noteholders by publication shall be deemed to have been given on the day on which publication shall have been effected at least once in each of the newspapers in which publication was required.

All notices with respect to any Note may be given to whichever one of the holders thereof (if more than one) is named first in the registers hereinbefore mentioned, and any notice so given shall be sufficient notice to all holders of any Persons having an interest in such Note.

14.3	Notice to Note Trustee

Any notice to the Note Trustee under the provisions of this Indenture shall be valid and effective if delivered to the Note Trustee at its offices in the city of Montreal at 1500 Robert-Bourassa Blvd., 7th Floor, Montreal, Québec H3A 3S8, Attention: Manager, Corporate Trust or if sent by facsimile to facsimile number 514-982-7677, Attention: Manager, Corporate Trust, or if given by registered letter, postage prepaid, to such offices and so addressed and, if mailed, shall be deemed to have been effectively given three days following the mailing thereof.

14.4	Mail Service Interruption

If by reason of any interruption of mail service, actual or threatened, any notice to be given to the Note Trustee would reasonably be unlikely to reach its destination by the time notice by mail is deemed to have been given pursuant to Section 14.3 such notice shall be valid and effective only if delivered at the appropriate address in accordance with Section 14.3.

ARTICLE 15

CONCERNING THE NOTE TRUSTEE

15.1	No Conflict of Interest

The Note Trustee represents to the Corporation that at the date of execution and delivery by it of this Indenture there exists no material conflict of interest in the role of the Note Trustee as a fiduciary hereunder but if, notwithstanding the provisions of this Section 15.1, such a material conflict of interest exists, or hereafter arises, the validity and enforceability of this Indenture, and the Notes issued hereunder, shall not be affected in any manner whatsoever by reason only that such material conflict of interest exists or arises but the Note Trustee shall, within 30 days after ascertaining that it has a material conflict of interest, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Section 15.2.

15.2	Replacement of Note Trustee

The Note Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to the Corporation 60 days’ notice in writing or such shorter notice as the Corporation may accept as sufficient. If at any time a material conflict of interest exists in the Note Trustee’s role as a fiduciary hereunder, the Note Trustee shall, within 30 days after ascertaining that such a material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in this Section 15.2. The validity and enforceability of this Indenture and of the Notes issued hereunder shall not be affected in any manner whatsoever by reason only that such a material conflict of interest exists. In the event of the Note Trustee resigning or being removed or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation shall forthwith appoint a new Note Trustee unless a new Note Trustee has already been appointed by the Noteholders. Failing such appointment by the Corporation, the retiring Note Trustee or any Noteholder may apply to a Judge of the Québec Superior Court, on such notice as such Judge may direct at the Corporation’s expense, for the appointment of a new Note Trustee but any new Note Trustee so appointed by the Corporation or by the Court shall be subject to removal as aforesaid by the Noteholders and the appointment of such new Note Trustee shall be effective only upon such new Note Trustee becoming bound by this Indenture. Any new Note Trustee appointed under any provision of this Section 15.2 shall be a corporation authorized to carry on the business of a trust company in all of the Provinces and territories of Canada. On any new appointment the new Note Trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Note Trustee.

Any company into which the Note Trustee may be merged or, with or to which it may be consolidated, amalgamated or sold, or any company resulting from any merger, consolidation, sale or amalgamation to which the Note Trustee shall be a party, or any company succeeding to the corporate trust business of the Note Trustee shall be the successor Note Trustee under this Indenture without the execution of any instrument or any further act. Nevertheless, upon the written request of the successor Note Trustee or of the Corporation, the Note Trustee ceasing to act shall execute and deliver an instrument assigning and transferring to such successor Note Trustee, upon the terms herein expressed, all the rights, powers and trusts of the Note Trustee so ceasing to act, and shall duly assign, transfer and deliver all property and money held by such Note Trustee to the successor Note Trustee so appointed in its place. Should any deed, conveyance or instrument in writing from the Corporation be required by any new Note Trustee for more fully and certainly vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds, conveyances and instruments in writing shall on request of said new Note Trustee, be made, executed, acknowledged and delivered by the Corporation.

15.3	Duties of Note Trustee

In the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Indenture, the Note Trustee shall act honestly and in good faith and exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

15.4	Reliance Upon Declarations, Opinions, etc.

In the exercise of its rights, duties and obligations hereunder the Note Trustee may, if acting in good faith, act and rely, as to the truth of the statements and accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports or certificates furnished pursuant to any covenant, condition or requirement of this Indenture or required by the Note Trustee to be furnished to it in the exercise of its rights and duties hereunder, if the Note Trustee examines such statutory declarations, opinions, reports or certificates and determines that they comply with Section 15.5, if applicable, and with any other applicable requirements of this Indenture. The Note Trustee may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable. Without restricting the foregoing, the Note Trustee may act and rely on an opinion of Counsel satisfactory to the Note Trustee notwithstanding that it is delivered by a solicitor or firm which acts as solicitors for the Corporation.

15.5	Evidence and Authority to Note Trustee, Opinions, etc.

The Corporation shall furnish to the Note Trustee evidence of compliance with the conditions precedent provided for in this Indenture relating to any action or step required or permitted to be taken by the Corporation or the Note Trustee under this Indenture or as a result of any obligation imposed under this Indenture, including without limitation, the certification and delivery of Notes hereunder, the satisfaction and discharge of this Indenture and the taking of any other action to be taken by the Note Trustee at the request of or on the application of the Corporation, forthwith if and when (a) such evidence is required by any other Section of this Indenture to be furnished to the Note Trustee in accordance with the terms of this Section 15.5, or (b) the Note Trustee, in the exercise of its rights and duties under this Indenture, gives the Corporation written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

Such evidence shall consist of:

(a)	a certificate made by any one Authorized Officer or Director of the Corporation, stating that any such condition precedent has been complied with in accordance with the terms of this Indenture;

(b)

in the case of any such condition precedent compliance with which is subject to review or examination by legal counsel, an opinion of Counsel that such condition precedent has been complied with in accordance with the terms of this Indenture; and

(c)

in the case of any such condition precedent compliance with which is subject to review or examination by auditors or accountants, an opinion or report of the auditors of the Corporation whom the Note Trustee for such purposes hereby approves, that such condition precedent has been complied with in accordance with the terms of this Indenture.

Whenever such evidence relates to a matter other than the certificates and delivery of Notes and the satisfaction and discharge of this Indenture, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, auditor, accountant, engineer or appraiser or any other Person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a director or officer or employee of the Corporation, it shall be in the form of a statutory declaration. Such evidence shall be, so far as appropriate, in accordance with the immediately preceding paragraph of this Section 15.5.

Each statutory declaration, certificate, opinion or report with respect to compliance with a condition precedent provided for in the Indenture shall include (a) a statement by the Person giving the evidence that he has read and is familiar with those provisions of this Indenture relating to the condition precedent in question, (b) a brief statement of the nature and scope of the examination or investigation upon which the statements or opinions contained in such evidence are based, (c) a statement that, in the belief of the Person giving such evidence, he has made such examination or investigation as is necessary to enable him to make the statements or give the opinions contained or expressed therein, and (d) a statement whether in the opinion of such Person the conditions precedent in question have been complied with or satisfied.

The Corporation shall furnish to the Note Trustee at any time if the Note Trustee reasonably so requires, an Officer’s Certificate that the Corporation has complied with all covenants, conditions or other requirements contained in this Indenture, the non-compliance with which would, with the giving of notice or the lapse of time, or both, or otherwise, constitute an Event of Default, or if such is not the case, specifying the covenant, condition or other requirement which has not been complied with and giving particulars of such non-compliance. The Corporation shall, whenever the Note Trustee so requires, furnish the Note Trustee with evidence by way of statutory declaration, opinion, report or certificate as specified by the Note Trustee as to any action or step required or permitted to be taken by the Corporation or as a result of any obligation imposed by this Indenture.

15.6	Note Trustee may rely on an Officer’s Certificate

Except as otherwise specifically provided or prescribed by this Indenture, whenever in the administration of the provisions of this Indenture the Note Trustee determines it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, then the Note Trustee may require an Officer’s Certificate, an opinion of Counsel or both. The Note Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on such Certificate or opinion of Counsel.

15.7	Experts, Advisers and Agents

The Note Trustee may:

(a)

employ or retain and act and rely on the opinion or advice of or information obtained from any solicitor, auditor, valuator, engineer, surveyor, appraiser or other expert or advisor, whether obtained by the Note Trustee or by the Corporation, or otherwise, and shall not be liable for acting, or refusing to act, in good faith on any such opinion or advice and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b)

employ such agents and other assistants as it may reasonably require for the proper discharge of its duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the trusts hereof and any solicitors employed or consulted by the Note Trustee may, but need not be, solicitors for the Corporation.

15.8	Note Trustee May Deal in Notes

Subject to Sections 15.1 and 15.3, the Note Trustee may, in its personal or other capacity, buy, sell, lend upon and deal in the Notes and generally contract and enter into financial transactions with the Corporation or otherwise, without being liable to account for any profits made thereby.

15.9	Investment of Monies Held by Note Trustee and Note Trustee will disburse only Monies Deposited.

Unless otherwise provided in this Indenture, any monies held by the Note Trustee, which, under the trusts of this Indenture, may or ought to be invested or which may be on deposit with the Note Trustee or which may be in the hands of the Note Trustee, may be invested and reinvested in the name or under the control of the Note Trustee in securities in which, under the laws of the Province of Québec, trustees are authorized to invest trust monies, provided that such securities are expressed to mature within two years or such shorter period selected to facilitate any payments expected to be made under this Indenture, after their purchase by the Note Trustee, and unless and until the Note Trustee shall have declared the principal of and interest on the Notes to be due and payable, the Note Trustee shall so invest such monies upon Written Direction of the Corporation given in a reasonably timely manner. Pending the investment of any monies as hereinbefore provided, such monies may be deposited in the name of the Note Trustee in any chartered bank of Canada or, with the consent of the Corporation, in the deposit department of the Note Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or any Province or territory thereof at the rate of interest, if any, then current on similar deposits. The Corporation shall receive the Note Trustee’s prevailing rate for all monies held by it, as may change from time to time.

Unless and until the Note Trustee shall have declared the principal of and interest on the Notes to be due and payable, the Note Trustee shall pay over to the Corporation all interest received by the Note Trustee in respect of any investments or deposits made pursuant to the provisions of this Section.

The Note Trustee will disburse monies according to this Indenture only to the extent that monies have been deposited with it.

15.10	Note Trustee Not Ordinarily Bound

Except as provided in Section 7.2 and as otherwise specifically provided herein, the Note Trustee shall not, subject to Section 15.3, be bound to give notice to any Person of the execution hereof, nor to do, observe or perform or see to the observance or performance by the Corporation of any of the obligations herein imposed upon the Corporation or of the covenants on the part of the Corporation herein contained, nor in any way to supervise or interfere with the conduct of the Corporation’s business, unless the Note Trustee shall have been required to do so in writing by the holders of not less than 25% of the aggregate principal amount of the Notes then outstanding or by any Extraordinary Resolution of the Noteholders passed in accordance with the provisions contained in Article 12, and then only after it shall have been funded and indemnified to its satisfaction against all actions, proceedings, claims and demands to which it may render itself liable and all costs, charges, damages and expenses which it may incur by so doing.

15.11	Note Trustee Not Required to Give Security

The Note Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise in respect of the premises.

15.12	Note Trustee Protected in Acting

The Note Trustee may act and rely, and shall be protected in acting and relying absolutely, upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, letter, facsimile transmission, directions or other paper document believed in good faith by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties. The Note Trustee shall be protected in acting and relying upon any written notice, request, waiver, consent, certificate, receipt, statutory declaration, affidavit or other paper or document furnished to it, not only as to its due execution and the validity and the effectiveness of its provisions but also as to the truth and acceptability of any information therein contained which it in good faith believes to be genuine and what it purports to be.

15.13	Conditions Precedent to Note Trustee’s Obligations to Act Hereunder

The obligation of the Note Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Note Trustee and of the Noteholders hereunder shall be conditional upon the Noteholders furnishing when required by notice in writing by the Note Trustee, sufficient funds to commence or continue such act, action or proceeding and indemnity reasonably satisfactory to the Note Trustee to protect and hold harmless the Note Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

None of the provisions contained in this Indenture shall require the Note Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

The Note Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding require the Noteholders at whose instance it is acting to deposit with the Note Trustee the Notes held by them for which Notes the Note Trustee shall issue receipts.

15.14	Authority to Carry on Business

The Note Trustee represents to the Corporation that at the date of execution and delivery by it of this Indenture it is authorized to carry on the business of a trust company in all the Provinces and territories of Canada but if, notwithstanding the provisions of this Section 15.14, it ceases to be so authorized to carry on business, the validity and enforceability of this Indenture and the securities issued hereunder shall not be affected in any manner whatsoever by reason only of such event but the Note Trustee shall, within 90 days after ceasing to be authorized to carry on the business of trust company in any of the Provinces and territories of Canada, either become so authorized or resign in the manner and with the effect specified in Section 15.2.

15.15	Compensation and Indemnity

(a)

The Corporation shall pay to the Note Trustee from time to time reasonable compensation for its services hereunder as agreed separately by the Corporation and the Note Trustee, and shall pay or reimburse the Note Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Note Trustee in the administration or execution of its duties under this Indenture (including the reasonable and documented compensation and disbursements of its Counsel and all other advisers and assistants not regularly in its employ), both before any default hereunder and thereafter until all duties of the Note Trustee under this Indenture shall be finally and fully performed. The Note Trustee’s compensation shall not be limited by any law or compensation of a trustee of an express trust.

(b)

The Corporation hereby indemnifies and saves harmless the Note Trustee and its directors, officers, employees and agents from and against any and all loss, damages, charges, expenses, claims, demands, actions or liability whatsoever which may be brought against the Note Trustee or which it may suffer or incur as a result of or arising out of the performance of its duties and obligations hereunder save only in the event of the negligent failure to act, or the wilful misconduct or bad faith of the Note Trustee. This indemnity will survive the termination or discharge of this Indenture and the resignation or removal of the Note Trustee. The Note Trustee shall notify the Corporation promptly of any claim for which it may seek indemnity. The Corporation shall defend the claim and the Note Trustee shall cooperate in the defence. The Note Trustee may have separate counsel and the Corporation shall pay the reasonable fees and expenses of such Counsel. No settlement in relation to such a claim and no payment for such a settlement by the Corporation shall be made unless both the Corporation and the Note Trustee have agreed to such a settlement.

(c)	The Corporation need not reimburse any expense or indemnify against any loss or liability incurred by the Note Trustee through negligence or bad faith.

(d)	Provisions contained in this Section 15.15 shall survive the resignation or removal of the Note Trustee and the discharge of this Note.

15.16	Anti-Money Laundering

The Note Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Note Trustee, in its sole judgment and acting reasonably, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Note Trustee, in its sole judgment and acting reasonably, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on ten days’ written notice to the Corporation or any shorter period of time as agreed to by the Corporation, provided that:

(a)	the Note Trustee’s written notice shall describe the circumstances of such noncompliance; and

(b)	if such circumstances are rectified to the Note Trustee’s satisfaction within such 10 day period, then such resignation shall not be effective.

15.17	Acceptance of Trust

The Note Trustee hereby accepts the trusts in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set out and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various Persons who shall from time to time be Noteholders, subject to all the terms and conditions herein set out.

15.18	Privacy Laws

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individuals’ personal information (collectively, “Privacy Laws”) applies to certain obligations and activities under this Indenture. Notwithstanding any other provision of this Indenture, neither party shall take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Corporation shall, prior to transferring or causing to be transferred personal information to the Note Trustee, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Note Trustee shall use commercially-reasonable efforts to ensure that its services hereunder comply with Privacy Laws. Specifically, the Note Trustee agrees: (a) to have a designated chief privacy officer; (b) to maintain policies and procedures to protect personal information and to receive and respond to any privacy complaint or inquiry; (c) to use personal information solely for the purposes of providing its services under or ancillary to this Indenture and to comply with applicable laws and not to use it for any other purpose except with the consent of or direction from the Corporation or the individual involved or as permitted by Privacy Laws; (d) not to sell or otherwise improperly disclose personal information to any third party; and (e) to employ administrative, physical and technological safeguards to reasonably secure and protect personal information against loss, theft, or unauthorized access, use or modification.

The parties further acknowledge that the Note Trustee may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

(a)	to provide the services required under this Indenture and other services that may be requested from time to time;

(b)	to help the Note Trustee manage its servicing relationships with such individuals;

(c)	to meet the Note Trustee’s legal and regulatory requirements; and

(d)	if Social Insurance Numbers are collected by the Note Trustee, to perform tax reporting and to assist in verification of an individual’s identity for security purposes.

Each party further acknowledges and agrees that the Note Trustee may receive, collect, use and disclose personal information provided to it or acquired by it in the course of its acting as trustee hereunder for the purposes described above and, generally, in the manner and on the terms described in its privacy code, which the Note Trustee shall make available on its website, www.computershare.com, or upon request, including revisions thereto. The Indenture may transfer personal information to other companies in or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides.

15.19	Force Majeure

Except for the payment of conversion obligations of the Corporation contained herein, neither party shall be liable to the other, or held in breach of this Indenture, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of force majeure, such as act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, general mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Indenture shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section 15.19.

15.20	United States Securities Laws

The Corporation confirms that as at the date of execution of this Indenture it does not have a class of securities registered pursuant to Section 12 of the 1934 Act or have a reporting obligation pursuant to Section 15(d) of the 1934 Act.

The Corporation covenants that in the event that (i) any class of its securities shall become registered pursuant to Section 12 of the 1934 Act or such Corporation shall incur a reporting obligation pursuant to Section 15(d) of the 1934 Act, or (ii) any such registration or reporting obligation shall be terminated by such Corporation in accordance with the 1934 Act, the Corporation shall promptly deliver to the Note Trustee an Officer’s Certificate notifying the Note Trustee of such registration or termination and such other information as the Note Trustee may require at the time. The Corporation acknowledges that the Note Trustee is relying upon the foregoing representation and covenants in order to meet certain U.S. Securities and Exchange Commission (the “SEC”) obligations with respect to those clients who are filing with the SEC.

15.21	Fondé de Pouvoir

The Note Trustee hereby agrees to act as the fondé de pouvoir (holder of the power of attorney) for the Noteholders to the extent necessary or desirable for the purposes of this Indenture and each holder by receiving and holding the Notes accepts and confirms the appointment of the Note Trustee as fondé de pouvoir (holder of the power of attorney) of such holder to the extent necessary for the purposes hereof and in accordance with and subject to the provisions hereof, including with respect to and in connection with the guarantees contemplated by this Indenture.

To the extent necessary and for greater certainty (but without in any way detracting from custom and usage applicable with regards to the relationship between the Corporation, the Note Trustee and the Noteholders hereunder) and subject to any applicable law of public order, the Note Trustee and the Corporation hereby agree with regards to the Note Trustee so acting as fondé de pouvoir (holder of the power of attorney) of the holders hereunder and each holder by receiving and holding same agrees with the Corporation and the Note Trustee that:

(a)

notwithstanding any other provision hereof and except as may be otherwise set forth in any request, demand, authorization, direction, notice, consent, waiver or other action given or taken by Noteholders pursuant to this Indenture, relating thereto, no holder shall be liable to third parties for acts performed by the Note Trustee (or any other person appointed by the Note Trustee to perform all or any of its rights, powers, trusts or duties hereunder) during the exercise of its rights, powers and trusts and the performance of its duties under this Indenture or for injury caused to such parties by the fault of the Note Trustee (or any such person), or for contracts entered into in favour of such parties, during such performance and the Note Trustee (or any such person) alone shall be so liable subject to any rights or recourses which the Note Trustee (or any such person) may have hereunder or under any applicable law against the Corporation or any other person (other than a holder) in connection with any such liability;

(b)

except as otherwise expressly provided herein or in any request, demand, authorization, direction, notice, consent, waiver or other action given or taken by Noteholder pursuant to this Indenture, the Note Trustee shall not be entitled to receive from the Noteholders any remuneration or compensation for any services rendered by the Note Trustee hereunder or reimbursement of any costs, expenses, liabilities, disbursements or advances incurred or made by the Note Trustee in accordance with any provision of this Indenture or interest thereon;

(c)

notwithstanding any other provision hereof and except as may be otherwise set forth in any request, demand, authorization, direction, notice, consent, waiver or other action given or taken by Noteholders pursuant to this Indenture, relating thereto, no Noteholder shall be liable to compensate the Note Trustee for any injury suffered by it by reason of the performance of its rights, powers, trusts or duties hereunder subject to any rights or recourses which the Note Trustee may have hereunder or under any applicable law against the Corporation or any other person (other than a Noteholder) in connection with such injury;

(d)

neither the death nor bankruptcy of a Noteholder shall terminate the Note Trustee’s rights, powers, trusts or duties hereunder with respect to the Notes held by such Noteholder which shall continue to apply in favour of the Noteholder or Noteholders who have acquired such Notes from such deceased or bankrupt Noteholder;

(e)

the bankruptcy of the Note Trustee shall not terminate its rights, powers, trusts or duties hereunder provided that such rights, powers, trusts or duties are assumed by a successor Note Trustee appointed in accordance with the provisions of Section 15.2; and

(f)

so long as any Notes remain outstanding, (i) each Noteholder hereby renounces its right to revoke any mandate relationship created between such Noteholder and the Note Trustee hereunder and (ii) the Note Trustee hereby agrees that it will not revoke any such mandate relationship except through a resignation pursuant to and in compliance with the provisions of Section 15.2.

ARTICLE 16

SUPPLEMENTAL INDENTURES

16.1	Supplemental Indentures

Subject to any approval that may be required pursuant to the requirements of the TSX or such other exchange on which the Notes or Shares are listed, if any, from time to time the Note Trustee and, when authorized by a resolution of the Directors, the Corporation, may, and shall when required by this Indenture, execute, acknowledge and deliver by their proper officers deeds or indentures supplemental hereto which thereafter shall form part hereof, for any one or more of the following purposes:

(a)	adding to the covenants of the Corporation herein contained for the protection of the Noteholders or providing for events of default, in addition to those herein specified;

(b)

making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, including the making of any modifications in the form of the Notes which do not affect the substance thereof and which in the opinion of the Note Trustee relying on an opinion of Counsel will not be prejudicial to the interests of the Noteholders;

(c)

evidencing the succession, or successive successions, of others to the Corporation and the covenants of and obligations assumed by any such successor in accordance with the provisions of this Indenture;

(d)	giving effect to any Extraordinary Resolution passed as provided in Article 12; and

(e)

for any other purpose not inconsistent with the terms of this Indenture, provided that, in the opinion of the Note Trustee (relying on an opinion of Counsel), the rights of the Noteholders are in no way prejudiced thereby.

Unless the supplemental indenture requires the consent or concurrence of Noteholders by Extraordinary Resolution, the consent or concurrence of Noteholders shall not be required in connection with the execution, acknowledgement or delivery of a supplemental indenture. The Corporation and the Note Trustee may amend any of the provisions of this Indenture related to matters of United States law or the issuance of Notes into the United States in order to ensure that such issuances can be made in accordance with applicable law in the United States without the consent or approval of the Noteholders. The Note Trustee will have the right to request a legal opinion regarding matters of United States law on the issuance of Notes into the United States prior to or concurrently with making such amendments. Further, the Corporation and the Note Trustee may without the consent or concurrence of the Noteholders by supplemental indenture or otherwise, make any changes or corrections in this Indenture which it shall have been advised by Counsel are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provisions or clerical omissions or mistakes or manifest errors contained herein or in any indenture supplemental hereto or any Written Direction of the Corporation provided for the issue of Notes, providing that in the opinion of the Note Trustee (relying upon an opinion of Counsel) the rights of the Noteholders are in no way prejudiced thereby.

Notwithstanding anything to the contrary in this Indenture, no supplement to the terms of the Notes or to this Indenture may be made without the prior consent of the TSX or such other exchange on which the Notes or Shares are then listed.

ARTICLE 17

RIGHTS OF RESCISSION

17.1	Rights of Rescission

If the short form prospectus dated June 12, 2018 relating to the offering of the Notes (as amended, the “Prospectus”) contains a misrepresentation (as such term is defined in the Securities Act (Québec)) and it was a misrepresentation on the date hereof, or if the Prospectus was not sent or delivered to an original purchaser of Notes (each, an “Original Purchaser”), each applicable Original Purchaser shall a have a right of action against the Corporation for rescission to receive the amount paid for such Notes, provided that the conversion of the Notes takes place within 180 days of the date of the purchase of the Notes under the Prospectus and the right of rescission is exercised within 180 days of the date of Purchase of the Notes. In no event shall the Corporation be liable under this Section 17.1 if the Original Purchaser purchased the Notes with knowledge of the misrepresentation. This contractual right of rescission shall be consistent with the statutory right of rescission described under section 217 of the Securities Act (Québec), and is in addition to any other right or remedy available to Original Purchasers under section 217 of the Securities Act (Québec) or otherwise at law.

ARTICLE 18

EXECUTION AND FORMAL DATE

18.1	Execution

This Indenture may be executed and delivered by facsimile and in counterparts, each of which when so executed and delivered shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof.

18.2	Formal Date

For the purpose of convenience this Indenture may be referred to as bearing the formal date of June 19, 2018 irrespective of the actual date of execution hereof.

[remainder of this page intentionally left blank]

IN WITNESS WHEREOF the parties hereto have executed this agreement as of the date first written above.

THERATECHNOLOGIES INC.

Per:	(signed) Luc Tanguay
Name: Luc Tanguay
Title: President and Chief Executive Officer

Per:	(signed) Philippe Dubuc
Name: Philippe Dubuc
Title: Senior Vice-President and Chief Financial Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:	(signed) Nicolas Richard
Name: Nicolas Richard
Title: Corporate Trust Officer

Per:	(signed) Candice Beyokol
Name: Candice Beyokol
Title: Professional, Corporate Trust Services

SCHEDULE “A”

FORM OF GLOBAL NOTE

TO THE NOTE INDENTURE BETWEEN

THERATECHNOLOGIES INC.

AND

COMPUTERSHARE TRUST COMPANY OF CANADA

SCHEDULE “A”

FORM OF GLOBAL NOTE

This Note is a Global Note within the meaning of the Indenture herein referred to and is registered in the name of a Depository or a nominee thereof. This Note may not be transferred to or exchanged for Notes registered in the name of any Person other than the Depository or a nominee thereof and no such transfer may be registered except in the limited circumstances described in the Indenture (as defined below). Every Note authenticated and delivered upon registration of, transfer of, or in exchange for, or in lieu of, this Note shall be a Global Note subject to the foregoing, except in such limited circumstances described in the Indenture.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO THERATECHNOLOGIES INC. OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.

Certificate No. 2018-1		US$57,500,000
CUSIP	88338HAA8
ISIN	CA88338HAA82

THERATECHNOLOGIES INC.

(A CORPORATION GOVERNED BY THE QUÉBEC BUSINESS CORPORATIONS ACT)

5.75% CONVERTIBLE UNSECURED SENIOR NOTE

THERATECHNOLOGIES INC. (the “Corporation”) for value received hereby acknowledges itself indebted and, subject to the provisions of the trust indenture (the “Indenture”) dated as of June 19, 2018 between the Corporation and Computershare Trust Company of Canada (the “Note Trustee”), promises to pay to the registered holder hereof on June 30, 2023 (the “Maturity Date”) or on such earlier date on which the principal amount hereof may become due and payable in accordance with the provisions of the Indenture, the principal sum of fifty-seven million five hundred thousand dollars in lawful money of the United States (US$57,500,000) on presentation and surrender of this Note at the principal offices of the Note Trustee in Montreal, Québec or Toronto, Ontario in accordance with the terms of the Indenture.

The Notes shall bear interest from the date of issue at the rate of 5.75% per annum, payable in US dollars in equal instalments semi-annually, in arrears, on June 30 and December 31 in each year computed on the basis of a 360-day year composed of twelve 30-day months. The first such payment will be due on December 31, 2018 and the last payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity Date or, the earlier date of redemption, repayment or conversion) will be due on the Maturity Date or the earlier date of redemption, repayment or conversion, payable after as well as before maturity and after as well as before default, with interest on amounts after maturity or in default at the same rate, compounded semi-annually, computed on the basis of a 360-day year composed of twelve 30-day months. The first interest payment will include interest accrued and unpaid from and including June 19, 2018 up to, but excluding, December 31, 2018.

Interest hereon shall be payable by cheque mailed by prepaid ordinary mail or by electronic transfer of funds to the registered holder hereof and, subject to the provisions of the Indenture, the sending of such electronic transfer of funds shall, to the extent of the sum represented thereby (plus the amount of any tax withheld), satisfy and discharge all liability for interest on this Note.

This Note is one of the 5.75% Convertible Unsecured Senior Notes (referred to herein as the “Notes”) of the Corporation issued under the provisions of the Indenture. The Notes authorized for issue immediately are limited to an aggregate principal amount of fifty-seven million five hundred thousand dollars in lawful money of the United States (US$57,500,000). Reference is hereby expressly made to the Indenture for a description of the terms and conditions upon which the Notes are issued and held and the rights and remedies of the holders of the Notes and of the Corporation and of the Note Trustee, all to the same effect as if the provisions of the Indenture were herein set out to all of which provisions the holder of this Note by acceptance hereof assents.

The Notes are issuable only in denominations of US$1,000 and integral multiples thereof.

The whole, or if this Note is a denomination in excess of US$1,000, any part which is US$1,000 or an integral multiple thereof, of the principal of this Note is convertible, at the option of the holder hereof, upon surrender of this Note at the principal offices of the Note Trustee in Montreal, Québec or Toronto, Ontario, at any time prior to the close of business on the earliest of (i) the last Business Day immediately preceding the Maturity Date, (ii) the last Business Day immediately preceding the Redemption Date specified by the Corporation for redemption of this Note in accordance with the Indenture and (iii) the last Business Day immediately preceding the payment date in the event the Corporation is required to offer to repurchase the Notes in the event of a Change of Control in accordance with the Indenture at a conversion rate of 67.3401 Shares for each US$1,000 principal amount of Notes so converted (the “Conversion Rate”), representing a conversion price of $US14.85 per share (the “Conversion Price”), all subject to the terms and conditions and in the manner set out in the Indenture. The Indenture makes provision for the adjustment of the Conversion Rate and the Conversion Price in the events therein specified. Holders converting their Notes will receive, as the case may be, interest which has accrued and is unpaid in respect thereof from the most recent Interest Payment Date to but excluding the date of conversion.

This Note may be redeemed at the option of the Corporation on the terms and conditions set out in the Indenture and herein provided that this Note is not redeemable before June 30, 2021 (except in limited circumstances following a Change of Control as provided in the Indenture). On or after June 30, 2021 and prior to the Maturity Date, the Notes may be redeemed in whole or in part at the option of the Corporation on notice as provided in the Indenture at the redemption price equal to the principal amount of the Notes plus accrued and unpaid interest thereon up to but excluding the date set for redemption (the “Redemption Price”) provided the Current Market Price on the date on which such notice of redemption is given is at least 130% of the Conversion Price.

Within 30 days following the occurrence of a Change of Control, the Corporation shall deliver to the Note Trustee a notice in writing stating that there has been a Change of Control and specifying the date on which such Change of Control occurred and the circumstances or events giving rise to such Change of Control together with an offer in writing (the “Note Offer”) to purchase all of the Notes then outstanding from the holders thereof at a price per Note equal to 100% of the principal amount thereof together with accrued and unpaid interest thereon up to but excluding the Change of Control Purchase Date (as such term is defined in the Indenture). If holders of 90% or more of the aggregate principal amount of Notes outstanding on the date the Corporation delivers the Note Offer to the Note Trustee accept the Note Offer, the Corporation shall have the right to redeem all the remaining outstanding Notes at the same price and on the terms and conditions provided in the Indenture.

The indebtedness, liabilities and obligation of the Corporation under this Note, hereafter certified and delivered under the Indenture, are direct, senior, unsecured obligations of the Corporation, and will rank equally and pari passu to all of the Corporation’s existing and future senior unsecured and unsubordinated indebtedness. The Notes will rank senior in right of payment to all of the Corporation’s future indebtedness that are, by their terms, expressly subordinated in right of payment to the Notes and equal in right of payment with all of the Corporation’s existing and future obligations that are not so subordinated. The Notes are solidarily (jointly and severally) guaranteed on a senior unsecured basis as to the payment of principal, interest and premium, if any, by the Guarantors (as such term is defined in the Indenture).

The principal hereof may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

The Indenture contains provisions making binding upon all holders of Notes outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and instruments in writing signed by the holders of a specified percentage of Notes outstanding, which resolutions or instruments may have the effect of amending the terms of this Note or the Indenture.

This Note may be transferred, only upon compliance with the conditions prescribed in the Indenture, in one of the registers to be kept at the principal offices of the Note Trustee in Montreal, Québec or Toronto, Ontario and in such other place or places and/or by such other registrars (if any) as the Corporation with the approval of the Note Trustee may designate. No transfer of this Note shall be valid unless made on the register by the registered holder hereof or his executors or administrators or other legal representatives, or his or their mandatary duly appointed by an instrument in form and substance satisfactory to the Note Trustee or other registrar, and upon compliance with such reasonable requirements as the Note Trustee and/or other registrar may prescribe and upon surrender of this Note for cancellation. Thereupon a new Note or Notes in the same aggregate principal amount shall be issued to the transferee in exchange hereof.

This Note shall not become obligatory for any purpose until it shall have been certified by the Note Trustee under the Indenture.

If any of the provisions of this Note are inconsistent with the provisions of the Indenture, the provisions of the Indenture shall take precedence and shall govern. Capitalized words or expressions used in this Note shall, unless otherwise defined herein, have the meaning ascribed thereto in the Indenture.

The Indenture and this Note shall be governed by, and construed in accordance with, the laws of the Province of Québec and the federal laws of Canada applicable therein.

IN WITNESS WHEREOF THERATECHNOLOGIES INC. has caused this Note to be signed by its authorized representatives as of the _____ day of June 2018.

THERATECHNOLOGIES INC.

By:
Name: Luc Tanguay
Title: President and Chief Executive Officer

NOTE TRUSTEE’S CERTIFICATE

This Note is one of the 5.75% Convertible Unsecured Senior Notes referred to in the Indenture within mentioned.

COMPUTERSHARE TRUST COMPANY OF CANADA

By:
(Authorized Officer)

REGISTRATION PANEL

(No writing hereon except by Note Trustee or other registrar)

Date of Registration	In Whose Name Registered	Signature of Note Trustee or Registrar

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ●, whose address and social insurance number, if applicable, are set out below, this Note (or US$______ principal amount hereof *) of Theratechnologies Inc. standing in the name(s) of the undersigned in the register maintained by the Note Trustee with respect to such Note and does hereby irrevocably authorize and direct the Note Trustee to transfer such Note in such register, with full power of substitution in the premises.

Dated:
Address of Transferee:
(Street Address, City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable:

*

If less than the full principal amount of the within Note is to be transferred, indicate in the space provided the principal amount (which must be US$1,000 or an integral multiple thereof, unless you hold an Note in a non-integral multiple of US$1,000, in which case such Note is transferable only in its entirety) to be transferred.

1.

The signature(s) to this assignment must correspond with the name(s) as written upon the face of this Note in every particular without alteration or any change whatsoever. The signature(s) must be guaranteed by a Canadian chartered bank or trust company or by a member of an acceptable Medallion Guarantee Program. Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: “SIGNATURE GUARANTEED”.

2.	The registered holder of this Note is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Note.

Signature of Guarantor:

Authorized Officer	Signature of transferring registered holder

Name of Institution

EXHIBIT “1”

TO CDS GLOBAL NOTE

THERATECHNOLOGIES INC.

5.75% CONVERTIBLE UNSECURED SENIOR NOTES

Initial Aggregate Principal Amount: CUSIP: 88338HAA8 ISIN: CA88338HAA82 Signature of the Note Trustee: _________________________________	US$57,500,000

ADJUSTMENTS

Date	Amount of Increase	Amount of Decrease	New Principal Amount	Authorization

SCHEDULE “B”

FORM OF REDEMPTION NOTICE

TO THE TRUST INDENTURE BETWEEN

THERATECHNOLOGIES INC.

AND

COMPUTERSHARE TRUST COMPANY OF CANADA

B-1

SCHEDULE “B”

FORM OF REDEMPTION NOTICE

THERATECHNOLOGIES INC.

5.75% CONVERTIBLE UNSECURED SENIOR NOTES

REDEMPTION NOTICE

To:	Holders of 5.75% Convertible Unsecured Senior Notes (the “Notes”) of Theratechnologies Inc. (the “Corporation”)

Note:	All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 4.3 of the trust indenture (the “Indenture”) dated as of June 19, 2018 between the Corporation and Computershare Trust Company of Canada (the “Note Trustee”), that the aggregate principal amount of US$● of the US$● of Notes outstanding will be redeemed as of ● (the “Redemption Date”), upon payment of a redemption amount of US$● for each US$1,000 principal amount of Notes, being equal to the aggregate of US$1,000 for each US$1,000 principal amount of Notes, plus all accrued and unpaid interest hereon up to but excluding the Redemption Date (collectively, the “Redemption Price”).

The Redemption Price will be payable upon presentation and surrender of the Notes called for redemption at the following corporate trust office:

Computershare Trust Company of Canada

1500 Robert-Bourassa Blvd., 7th Floor

Montreal, Québec H3A 3S8

Attention: Manager, Corporate Trust

The interest upon the principal amount of Notes called for redemption shall cease to be payable from and after the Redemption Date, unless payment of the Redemption Price shall not be made on presentation for surrender of such Notes at the above-mentioned corporate trust office on or after the Redemption Date or prior to the setting aside of the Redemption Price pursuant to the Indenture.

DATED:

THERATECHNOLOGIES INC.

By:
Name:
Title:

B-2

SCHEDULE “C”

FORM OF NOTICE OF CONVERSION

TO THE TRUST INDENTURE BETWEEN

THERATECHNOLOGIES INC.

AND

COMPUTERSHARE TRUST COMPANY OF CANADA

C-1

SCHEDULE “C”

FORM OF NOTICE OF CONVERSION

TO:	THERATECHNOLOGIES INC.

AND TO:	COMPUTERSHARE TRUST COMPANY OF CANADA

Note:	All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

The undersigned registered holder of 5.75% Convertible Unsecured Senior Notes in the principal amount of US$● bearing Certificate No. 2018-● irrevocably elects to convert such Notes (or US$                 principal amount thereof *) in accordance with the terms of the Indenture referred to in such Notes and tenders herewith the Notes, and, if applicable, directs that the Shares of Theratechnologies Inc. issuable upon a conversion be issued and delivered to the Person indicated below. (If Shares are to be issued in the name of a Person other than the holder, all requisite transfer taxes must be tendered by the undersigned).

Dated:
(Signature of Registered Holder)

[    ] Check if the undersigned registered holder is a Qualified Institutional Buyer that acquired Notes under the Offering as “restricted securities” which, pursuant to Section 2.12(c) of the Indenture, have been included in the Unrestricted Note against execution and delivery by the Transferor of a U.S. Purchaser Letter substantially as set forth in Schedule I to the Indenture. IF THIS BOX IS CHECKED, THE UNDERSIGNED REGISTERED HOLDER ACKNOWLEDGES AND AGREES THAT IT CONTINUES TO BE BOUND BY THE TERMS AND CONDITIONS SET FORTH IN THE U.S. PURCHASER LETTER.

* If less than the full principal amount of the Notes, indicate in the space provided the principal amount (which must be US$1,000 or integral multiples thereof).

NOTE:

If Shares are to be issued in the name of a Person other than the holder, the signature must be guaranteed by a chartered bank, a trust company or by a member of an acceptable Medallion Guarantee Program. The Guarantor must affix a stamp bearing the actual words: “SIGNATURE GUARANTEED”.

(Print name in which Shares are to be issued, delivered and registered)

Name:

Address

City, Province and Postal Code

Name of guarantor:

Authorized signature:

C-2

SCHEDULE “D”

GUARANTORS

(AS AT JUNE 19, 2018)

Canada

Theratechnologies Intercontinental Inc.

Theratechnologies Europe Inc.

Pharma-G Inc.

Ireland

Theratechnologies International Limited

D-1

SCHEDULE “E”

FORM OF GUARANTEE

E-1

SCHEDULE “F”

COMMON SHARE LEGEND

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR THE LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THERATECHNOLOGIES INC. (THE “CORPORATION”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, IN COMPLIANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (i) RULE 144 THEREUNDER, IF AVAILABLE, OR (ii) RULE 144A THEREUNDER, IF AVAILABLE, AND, IN BOTH CASES, IN ACCORDANCE WITH APPLICABLE U.S. STATE SECURITIES LAWS, OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE U.S. STATE SECURITIES LAWS, AND, IN THE CASE OF (C)(i) OR (D) ABOVE, AFTER THE SELLER FURNISHES TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION AND THE TRUSTEE OR TRANSFER AGENT TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

F-1

SCHEDULE “G”

FORM OF CERTIFICATE OF TRANSFER

Theratechnologies Inc.

2015 Peel Street 5th Floor

Montreal, Québec H3A 1T8

Attention: General Counsel

Computershare Trust Company of Canada

1500 Robert-Bourassa Boulevard, 7th Floor

Montreal, Québec, H3A 3S8

Re: Transfer of Notes

Reference is hereby made to the Indenture, dated as of June 19, 2018 (the “Indenture”), between Theratechnologies Inc., as issuer (the “Corporation”), and Computershare Trust Company of Canada (the “Note Trustee”), as trustee. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

                    (the “Transferor”) owns and proposes to transfer the Notes or interests in such Notes specified in Annex A hereto, in the principal amount of $                     (the “Transfer”), to (the “Transferee”), as further specified in Annex A hereto. In connection with the Transfer, the Transferor hereby certifies that:

[CHECK ALL THAT APPLY]

1.

[     ] Check if Transferee will take delivery of an interest in a Restricted Uncertificated Note or a Restricted Physical Note pursuant to Rule 144A. The Transfer is being effected pursuant to and in accordance with Rule 144A (“Rule 144A”) under the Securities Act of 1933, as amended (the “Securities Act”), and, accordingly, the Transferor hereby further certifies that the interest or physical Note is being transferred to a Person that the Transferor reasonably believes is purchasing the interest or physical Note for its own account, or for one or more accounts with respect to which such Person exercises sole investment discretion, and such Person and each such account is a “qualified institutional buyer” within the meaning of Rule 144A in a transaction meeting the requirements of Rule 144A, and such Transfer is in compliance with any applicable blue sky securities laws of any state of the United States. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or physical Note will be subject to the restrictions on transfer enumerated in the U.S. Legend.

2.

[     ] Check if Transferee will take delivery of an interest in an Unrestricted Uncertificated Note or an Unrestricted Physical Note pursuant to Regulation S. The Transfer is being effected pursuant to and in accordance with Rule 904 of Regulation S under the Securities Act and, accordingly, the Transferor hereby further certifies that (i) the Transferor is not an “affiliate” of the Corporation as that term is defined in Rule 405 under the Securities Act, (ii) the offer was not made, and the Transfer is not being made, to a Person in the United States and (x) at the time the buy order was originated, the Transferee was outside the United States or such Transferor and any Person acting on its behalf reasonably believed and believes that the Transferee was outside the United States or (y) the transaction was executed in, on or through the facilities of a designated offshore securities market and neither such Transferor nor any Person acting on its behalf knows that the transaction was prearranged with a buyer in the United States, (iii) neither the Transferor nor any affiliate of the Transferor nor any Person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the Transfer, (iv) the Transfer is bona fide and not for the purpose of “washing off’ the resale restrictions imposed because the securities are “restricted securities” (as that term is defined in Rule 144(a)(3) under the Securities Act), (v) the Transferor does not intend to replace such securities with fungible unrestricted securities and (vi) the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act. Terms used in this section have the meaning given to them by Regulation S under the Securities Act.

3.

[     ] Check and complete if Transferee will take delivery of an interest in an Unrestricted Uncertificated Note or an Unrestricted Physical Note pursuant to any provision of the Securities Act other than Regulation S.

(a) [     ] Check if Transfer is pursuant to Rule 144. (i) The Transfer is being effected pursuant to and in accordance with Rule 144 under the Securities Act (“Rule 144”) and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any state of the United States and (ii) the restrictions on transfer contained in the Indenture and the U.S. Legend are not required to be imposed on the beneficial interest of the Transferor in order to maintain compliance with the Securities Act.

(b) [     ] Check if Transfer is Pursuant to Other Exemption. (i) The Transfer is being effected pursuant to and in compliance with an exemption from the registration requirements of the Securities Act other than Rule 144A, Regulation S and Rule 144, and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any State of the United States and (ii) the restrictions on transfer contained in the Indenture iand the U.S. Legend are not required to be imposed on the beneficial interest of the Transferor in order to maintain compliance with the Securities Act.

In connection with requests for transfers pursuant to item 3(a) or Rule 144, the Transferor must deliver to the Corporation and the Note Trustee an opinion of counsel of recognized standing in form and substance satisfactory to the Note Trustee and reasonably satisfactory to the Corporation, to the effect that the legend is no longer required under applicable requirements of the Securities Act or state securities laws.

This certificate and the statements contained herein are made for your benefit and the benefit of the Corporation and the Note Trustee.

[Insert Name of Transferor] By:

By:
Name:
Title:

Dated:

ANNEX A TO CERTIFICATE OF TRANSFER

1.	The Transferor owns and proposes to transfer the following:

[CHECK ONE OF (a) OR (b) OR (c) OR (d)]

(a)	[ ] a Restricted Uncertificated Note CUSIP

(b)	[ ] an Unrestricted Uncertificated Note CUSIP

(c)	[ ] a Restricted Physical Note

(d)	[ ] an Unrestricted Physical Note

after the Transfer the Transferee will hold:

[CHECK ONE OF (e) OR (f) OR (g) OR (h)]

(e)	[ ] a Restricted Uncertificated Note CUSIP

(f)	[ ] an Unrestricted Uncertificated Note CUSIP

(g)	[ ] a Restricted Physical Note

(h)	[ ] an Unrestricted Physical Note

in accordance with the terms of the Indenture.

SCHEDULE “H”

FORM OF CERTIFICATE OF EXCHANGE

Theratechnologies Inc.

2015 Peel Street 5th Floor

Montreal, Québec H3A 1T8

Attention: General Counsel

Computershare Trust Company of Canada

1500 Robert-Bourassa Boulevard, 7th Floor

Montreal, Québec H3A 3S8

Re: Exchange of Notes

(CUSIP [ ])

Reference is hereby made to the Indenture, dated as of June 19, 2018 (the “Indenture”), between Theratechnologies Inc., as issuer (the “Corporation”), and Computershare Trust Company of Canada (the “Note Trustee”), as trustee. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

                    (the “Owner”) owns and proposes to exchange the Notes or interests in such Notes specified herein, in the principal amount of $                    (the “Exchange”). In connection with the Exchange, the Owner hereby certifies that:

1.	Exchange of Restricted Physical Notes or Restricted Uncertificated Note for Unrestricted Physical Notes or Unrestricted Uncertificated Note

(a) [ ] Check if Exchange is a Restricted Uncertificated Note to an Unrestricted Uncertificated Note. In connection with the Exchange of the Restricted Uncertificated Note for an Unrestricted Uncertificated Note in an equal principal amount, the Owner hereby certifies (i) the interest is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Uncertificated Notes and pursuant to and in accordance with the Securities Act of 1933, as amended (the “Securities Act”), (iii) the restrictions on transfer contained in the Indenture and the U.S. Legend are not required to be imposed on the beneficial interest of the Owner in order to maintain compliance with the Securities Act and (iv) the interest in an Unrestricted Uncertificated Note is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

(b) [ ] Check if Exchange is from Restricted Physical Note to Unrestricted Physical Note. In connection with the Owner’s Exchange of a Restricted Physical Note for an Unrestricted Physical Note, the Owner hereby certifies (i) the Unrestricted Physical Note is being acquired for the Owner’s own account without transfer, such Exchange has been effected in compliance with the transfer restrictions applicable to Restricted Physical Notes and pursuant to and in accordance with the Securities Act, the restrictions on transfer contained in the Indenture and the U.S. Legend are not required to be imposed on the Physical Note of the Owner in order to maintain compliance with the Securities Act and (iv) the Unrestricted Physical Note is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

H-1

In connection with requests for Exchanges pursuant to item 1(a) or 1(b), the Owner must deliver to the Corporation and the Note Trustee an opinion of counsel of recognized standing in form and substance satisfactory to the Note Trustee and reasonably satisfactory to the Corporation, to the effect that the legend is no longer required under applicable requirements of the Securities Act or state securities laws.

This certificate and the statements contained herein are made for your benefit and the benefit of the Corporation and the Note Trustee.

[Insert Name of Transferor]

By:
Name:
Title:

Dated:

H-2

SCHEDULE “I”

FORM OF U.S. PURCHASER LETTER

Theratechnologies Inc.

2015 Peel Street, 5th Floor

Montreal, Québec

H3A 1T8

(“Agent”)

([●], and together with the Agent, the “Placement Agents”)

Dear Ladies and Gentlemen:

The undersigned (the “Investor”) hereby irrevocably subscribes for and agrees to purchase from Theratechnologies Inc. (the “Corporation”) in the Corporation’s private placement (the “U.S. Placement”) in the United States the aggregate principal amount of 5.75% convertible unsecured senior notes (the “Notes”) at a price of US$1,000 per US$1,000 principal amount of Notes of the Corporation set forth on the signature page below. Each Note is convertible under certain circumstances more fully described in the Offering Documents (as described below) into common shares of the Corporation (each common share, a “Common Share” and together with the Notes, the “Securities”). The Investor represents, warrants and agrees as follows:

1.

The Investor acknowledges that this subscription is subject to acceptance by the Corporation. The Corporation may also accept this subscription in part. The undersigned agrees that if this subscription is not accepted in full, any funds related to the portion of this subscription not accepted will be returned to the undersigned, without interest.

2.

By executing this Purchaser’s Letter, the undersigned represents, warrants and covenants to the Corporation and the Placement Agents (and acknowledges that the Corporation and the Placement Agents are relying thereon) as follows:

(a)	Investor is authorized to consummate the purchase of the Securities;

(b)

Investor understands that none of the Notes or the Common Shares acquirable upon conversion of the Notes have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any applicable state securities laws and that the sale contemplated hereby is being made to Qualified Institutional Buyers (as defined in subsection (c) below) in reliance on an exemption from registration under the U.S. Securities Act;

(c)	Investor is a “Qualified Institutional Buyer” satisfying the criteria set forth in Rule 144A under the U.S. Securities Act;

(d)

Investor is acquiring the Notes for its account or for the account of an Qualified Institutional Buyer as to which it exercises sole investment discretion, and not with a view to any resale, distribution or other disposition of the Securities in violation of the U.S. Securities Act or applicable state securities laws;

(e)

The Investor has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment in the Securities and is able to bear the economic risks of such investment;

(f)

The Investor agrees that if it decides to offer, sell or otherwise transfer or pledge all or any part of the Securities, it will not offer, sell or otherwise transfer or pledge any of such Securities (other than pursuant to an effective registration statement under the U.S. Securities Act), directly or indirectly unless:

(i)	the sale is to the Corporation;

(ii)

the sale is made outside the United States in accordance with the requirements of Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable local laws and regulations; or (iii) the sale is made pursuant to the exemption from registration under the U.S. Securities Act provided by Rule 144 or Rule 144A thereunder, if available, and in compliance with any applicable state securities laws;

(g)

The Investor acknowledges and agrees that the Notes may not be converted in the United States or by, or on behalf of, a U.S. Person (as defined in Rule 902(k) of Regulation S under the U.S. Securities Act) unless an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available to the holder and the holder has furnished an opinion of counsel of recognized standing in form and substance reasonable satisfactory to the Corporation to such effect; provided, however, that the undersigned will not be required to deliver an opinion of counsel in connection with its conversion of the Notes on its own behalf, or on behalf of the original beneficial purchaser for which it is subscribing for Notes hereunder (if any), at a time when it, and such original beneficial purchaser (if any), are Qualified Institutional Buyers;

(h)

The Investor has received a copy of the Preliminary U.S. Private Placement Memorandum and the Final U.S. Private Placement Memorandum (the “Offering Documents”) and it has been afforded the opportunity (i) to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Corporation concerning the terms and conditions of the offering of the Securities and (ii) to obtain such additional information which the Corporation possesses or can acquire without unreasonable effort or expense that is necessary to verify the accuracy and completeness of the information contained in the Offering Documents and that it has considered necessary in connection with its decision to invest in the Securities;

(i)

The Investor acknowledges that it is not purchasing the Securities as a result of any general solicitation or general advertising, as those terms are used in Regulation D under the U.S. Securities Act, including, without limitation, advertisements, articles, notices and other communications published in any newspaper, magazine or similar media or broadcast over television or radio or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(j)

The Investor consents to the Corporation making a notation on its records or giving instructions to any transfer agent or Note agent of the Securities in order to implement the restrictions on transfer set out and described in the Offering Documents;

(k)

The Investor understands and acknowledges that the Corporation is not obligated to file and has no present intention of filing with the United States Securities and Exchange Commission or with any state securities administrator any registration statement in respect of resales of the Securities in the United States;

(l)

The Investor understands and acknowledges that the Corporation (i) is under no obligation to be or to remain a “foreign issuer”, (ii) may not, at the time the Investor sells the Securities or at any other time, be a “foreign issuer”, and (iii) may engage in one or more transactions which could cause the Corporation not to be a “foreign issuer”;

(m)

The funds representing the price which will be advanced by the Investor to the Corporation hereunder will not represent proceeds of crime for the purposes of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (the “PATRIOT Act”) and the Investor acknowledges that the Corporation may in the future be required by law to disclose the Investor’s name and other information relating to this Letter and the Investor’s subscription hereunder, on a confidential basis, pursuant to the PATRIOT Act. To the best of its knowledge (a) none of the subscription funds to be provided by the Investor (i) have been or will be derived from or related to any activity that is deemed criminal under the laws of Canada, the United States of America, or any other jurisdiction, or (ii) are being tendered on behalf of a person or entity who has not been identified to the Subscriber, and (b) it shall promptly notify the Corporation if the Investor discovers that any of such representations ceases to be true, and to provide the Corporation with appropriate information in connection therewith;

(n)

The Investor understands and acknowledges that there may be material tax consequences to it of the acquisition, ownership or disposition of the Securities. Neither the Corporation nor the Placement Agents give any opinion or make any representation with respect to tax consequences to such persons under the United States, state, local or foreign law of the acquisition, ownership or disposition of the Securities; and

(o)

if required by applicable securities legislation, regulatory policy or order or by any securities commission, stock exchange or other regulatory authority, Investor will execute, deliver and file and otherwise assist the Corporation in filing reports, questionnaires, undertakings and other documents with respect to the issue of the Securities.

3.

The Investor acknowledges that the representations and warranties and agreements contained herein are made by it with the intent that they may be relied upon by you, your agent and affiliates of the agent, in determining its eligibility or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to purchase the Securities. The Investor further agrees that by accepting the Securities it shall be representing and warranting that the foregoing representations and warranties are true as at the closing time with the same force and effect as if they had been made by it at the closing of the purchase and sale of the Securities and that they shall survive the purchase by the Investor of the Securities and shall continue in full force and effect notwithstanding any subsequent disposition by it of the Securities.

4.

The Investor hereby irrevocably authorizes the Placement Agents to act as the Investor’s representative at the closing of the purchase of the Securities subscribed for hereby and to execute on the Investor’s behalf all closing receipts and documents as required or deemed necessary, to receive on the Investor’s behalf certificates representing the Securities subscribed for under this subscription agreement, to approve any opinions, certificates or other documents addressed to the Investor, and to waive, in whole or in part, any representations, warranties, covenants or conditions for the Investor’s benefit which are contained in the agency agreement.

5.

The contract arising out of the acceptance of this subscription by the Corporation shall be governed by and construed in accordance with the laws of the Province of Quebec and represents the entire agreement of the parties hereto relating to the subject matter hereof. Time shall be of the essence hereof.

6.	The covenants, representations, warranties and agreements contained herein shall survive the closing of the transactions contemplated hereby.

7.

The Corporation and the Placement Agents shall be entitled to rely on delivery of a facsimile copy of this subscription agreement, and acceptance by the Corporation of a facsimile or other electronic copy of this subscription agreement shall create a legal, valid and binding agreement among the Investor, the Corporation and the Placement Agents in accordance with the terms hereof.

8.

The Corporation is irrevocably authorized to produce this letter agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

[Signature Page Follows]

You, your agent and affiliates of your agent are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

Aggregate Principal Amount of
Notes subscribed for:

Total subscription price:	US$

Please register the Securities subscribed for as follows:

(Name)

(Account reference, if applicable)

(Address)

Dated:
(Name of Purchaser)

(Address)
Social Security Number:
By:
Name:
Title: